UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeonnam-Gwangju, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2026 to June 30, 2026)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	Company Overview

1.	Name of the company: Korea Electric Power Corporation (“KEPCO”)

2.	Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeonnam-Gwangju, 58322, Korea

(Phone number) 82-61-345-4218

(Website) http://www.kepco.co.kr

3.	Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), ICT service by KEPCO KDN, nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), other overseas businesses and investments related to the businesses mentioned above.

4.	Consolidated subsidiaries

	(As of June 30, 2026)

Listed	Unlisted	Total
2	167	169

5.	Major changes in management

A.	On April 27, 2026, Mr. Kim, Jae-Koon was appointed as a standing director for a term of two years in replacement of Mr. Seo, Chul-Soo whose term of office expired.

B.	On May 8, 2026, Mr. Lee, Kyung-Sup, was appointed as a independent director for a term of two years in replacement of Mr. Kim, Sung-Eun whose term of office expired.

C.	On May 8, 2026, Mr. Moon, Jae-Do was appointed as a independent director for a term of two years in replacement of Mr. Lee, Sung-Ho whose term of office expired.

D.	On May 8, 2026, Ms. Hwang, Jeong-Hwa was appointed as a independent director for a term of two years in replacement of Mr. Han, Jin-Hyun whose term of office expired.

E.	On May 8, 2026, Mr. Kim, Jong-Wook was appointed as a independent director for a term of two years in replacement of Mr. Kim, Jong-Woon whose term of office expired.

F.	On May 8, 2026, Mr. Jung, Do-Jin was appointed as a independent director for a term of two years in replacement of Mr. Kim, Jun-Ki whose term of office expired.

G.	On May 8, 2026, Mr. Song, Jae-Do was appointed as a independent director for a term of two years in replacement of Mr. Cho, Seong-Jin whose term of office expired.

H.

On May 27, 2026, Mr. Kim, Tae-Ok was appointed as a Comptroller & Auditor General and member of the Audit Committee for a term of two years in replacement of Mr. Jun, Young-Sang whose term of office expired.

I.	On June 17, 2026, Mr. Baek, Woo-Ki was appointed as a standing director for a term of two years in replacement of Mr. Oh, Heung-Bok whose term of office expired.

J.	On June 17, 2026, Mr. Chun, Chan-Hyuk was appointed as a standing director for a term of two years.

K.	On June 17, 2026, Mr. Jung, Do-Jin was appointed as a independent member of the Audit Committee for a term of two years in replacement of Mr. Lee, Sung-Ho whose term of office expired.

L.	On June 17, 2026, Ms. Hwang, Jeong-Hwa was appointed as a independent member of the Audit Committee for a term of two years in replacement of Mr. Kim, Sung-Eun whose term of office expired.

6.	Changes in major shareholders

There is no change in major shareholders in the last 5 years.

7.	Information regarding KEPCO shares

A.	Issued share capital: 3.2 trillion Won (Authorized capital: 6 trillion Won)

B.	Total number of issued shares: 641,964,077

(Total number of authorized shares for issuance: 1,200,000,000)

C.	Dividends: Dividend payments for fiscal year 2025 was Won 1,542 per share and Won 989.9billion as a total.

II.	Business Overview

1.	Consolidated financial results by segment for a six-month period ended June 30, 2025 and 2026

(In billions of Won)

	January to June 2025		January to June 2026
	Sales	Operating profit	Sales	Operating profit
Electricity sales	45,462	2,857	44,996	2,123
Nuclear generation	8,206	2,396	8,152	3,089
Thermal generation	13,052	565	13,479	-246
Plant maintenance & engineering service	1,518	121	1,604	142
Others(1)	1,085	40	1,123	43
Subtotal	69,323	5,979	69,354	5,151
Adjustment for related-party transactions	-23,149	-90	-23,037	-239

Total	46,174	5,889	46,317	4,913

*	Figures are presented in billions of Korean won and may contain rounding differences.

Note:

(1)	Others relate to business areas including overseas businesses, etc.

2.	Changes in unit prices of major products for a six-month period ended June 30, 2025 and 2026

				(In Won per kWh)

Business sector		Company	January to June 2025	January to June 2026
Electricity sold	Residential	KEPCO	155.22	156.69
	Commercial		169.93	169.55
	Educational		139.70	139.57
	Industrial		179.23	179.01
	Agricultural		87.92	90.42
	Street lighting		160.76	159.42
	Overnight usage		107.74	108.24

Electricity from nuclear generation	Nuclear Generation	KHNP	82.87	96.47
Electricity from thermal generation	Thermal generation	KOSEP	139.48	128.37
		KOMIPO	161.40	142.99
		KOWEPO	160.30	139.93
		KOSPO	175.84	149.65
		EWP	161.63	141.29

3.	Power purchase from generation subsidiaries for a six-month period ended June 30, 2026

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	79,577	7,681
KOSEP	17,885	2,293
KOMIPO	17,449	2,491
KOWEPO	18,037	2,518
KOSPO	16,655	2,486
EWP	17,536	2,413
Others	107,483	14,742
Closing adjustment	—	3,128

Total	274,623	37,750

*	Figures are presented in GWh and billions of Korean won, figures may contain rounding differences.

4.	Intellectual property as of June 30, 2026

	Patents	Utility models	Designs	Trademarks	Total
KEPCO	6,376	35	136	57	6,604
Generation subsidiaries	4,644	30	93	260	5,027

Total	11,020	65	229	317	11,631

III.	Financial Information

1.	Condensed consolidated financial results as of and for a six-month period ended June 30, 2025 and 2026

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to June 2025	January to June 2026	Change		December 31, 2025	June 30, 2026	Change
Sales	46,174	46,317	143	Total assets	254,927	262,561	7,634
Operating profit (loss)	5,889	4,913	-976	Total liabilities	205,605	210,716	5,111
Net income (loss)	3,538	2,797	-741	Total equity	49,323	51,845	2,522

*	Figures are presented in billions of Korean won and may contain rounding differences.

2.	Condensed separate financial results as of and for a six-month period ended June 30, 2025 and 2026

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to June 2025	January to June 2026	Change		December 31, 2025	June 30, 2026	Change
Sales	45,461	44,996	-465	Total assets	144,616	146,742	2,126
Operating profit (loss)	2,857	2,123	-734	Total liabilities	118,046	118,295	249
Net income (loss)	3,085	2,877	-208	Total equity	26,571	28,447	1,876

*	Figures are presented in billions of Korean won and may contain rounding differences.

IV. Board of Directors (KEPCO on a separate basis)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight independent(non-standing) directors. The number of independent (non-standing) directors must exceed the number of standing directors, including our president.

*

Subcommittees under the board of directors: The Audit Committee consists of one standing director and two independent (non-standing) directors. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards. The ESG Committee consists of three independent (non-standing) directors and one standing director. The Power System Committee consists of three independent(non-standing) directors and one standing director.

2. Board meetings and agenda for a six-month period ended June 30, 2026

Number of meetings	Number of agendas	Classification
		Resolutions	Reports	Confidential
12	38	32	5	1

*	The audit committee held 8 meetings with 27 agenda (of which, 15 were approved as proposed and 12 were accepted as reported).

3. Major activities of the Board of Directors for a six-month period ended June 30, 2026

Date	Agenda	Results	Type
January 23, 2026	Approval of amendment to the Rules on Employment	Approved as proposed	Resolution

January 29, 2026	Approval of the establishment of and contribution to foreign subsidiary for the Dawadmi Wind Power Project in Saudi Arabia	Deferred	Resolution

January 30, 2026	Approval of the establishment of and contribution to foreign subsidiary for the Dawadmi Wind Power Project in Saudi Arabia	Approved as proposed	Resolution

February 26, 2026	Approval of the maximum aggregate amount of remuneration for directors in 2026	Approved as proposed	Resolution

	Approval of amendment to the Articles of Incorporation	Approved as proposed	Resolution

	Approval to call for the annual general meeting of shareholders for the fiscal year 2025	Approved as proposed	Resolution

	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

	Approval of consolidated and separate financial statements for the fiscal year 2025	Approved as proposed	Resolution

	Approval of amendment to the construction of a new integrated office building for the Gangwon Regional Headquarters	Approved as proposed	Resolution

	Approval of amendment to the Management Performance Agreement	Approved as proposed	Resolution

	Report on internal control over financial reporting for the fiscal year 2025	Accepted as reported	Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2025	Accepted as reported	Report

	Report on audit results for 2025	Accepted as reported	Report

March 12, 2026	Approval of amendment to the Terms and Conditions for Electricity Supply and Rules for Operation	Approved as proposed	Resolution

March 27, 2026	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

	Approval of amendments to Operational Regulations of ESG Committee	Approved as proposed	Resolution

	Approval of contribution to Korea Institute of Energy Technology in 2026	Approved as amended	Resolution

	Report on Matters Related to the Ministry of Trade, Industry and Resources’ Recommendations for the UAE Nuclear Power Plant Project	Accepted as reported	Report

April 10, 2026	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2026	Approved as proposed	Resolution

April 17, 2026	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Approved as proposed	Resolution

	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

May 6, 2026	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2026	Approved as proposed	Resolution

May 22, 2026	Approval of amendment to the Regulation of the Board of Directors	Approved as proposed	Resolution

	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed	Resolution

	Approval of amendment to the Terms and Condition for Electricity Supply	Approved as proposed	Resolution

	Approval of amendment to the Regulations on the Use of Transmission and Distribution Facilities	Approved as proposed	Resolution

	Confidential (Article 9 (1) 7 of the Official Information Disclosure Act)	Confidential	Confidential

	Approval of nomination of the candidate of a member of Audit Committee	Approved as proposed	Resolution

	Approval of establishment of and contribution to KEPCO Technology Holding Company to promote new energy technologies and new businesses	Approved as proposed	Resolution

	Approval of amendment to the Master Investment Agreement for the New Energy Business Fund	Approved as proposed	Resolution

	Approval of amendment to the Shareholders’ Agreement for Energy Infra Asset Management Co., Ltd.	Accepted as reported	Report

June 2, 2026	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2026	Approved as proposed	Resolution

June 19, 2026	Approval of personnel increase	Approved as proposed	Resolution

Approval of establishment and operation plan for the AI Committee	Approved as proposed	Resolution

Approval of appointment of a member of Power System Committee	Approved as proposed	Resolution

Approval of appointment of a member of ESG Committee	Approved as proposed	Resolution

Approval of the mid-to-long term financial management plan(2026-2030)	Approved as proposed	Resolution

Approval of forming Director Nomination Committee and evaluation standards for candidates	Approved as proposed	Resolution

4. Attendance Status of independent (non-standing) directors and Voting Results by Agenda Items for a six-month period ended June 30, 2026

Date	Agenda	Han, Jin-Hyun	Kim, Jong- Woon	Kim, Jun-Ki	Kim, Sung-Eun	Lee, Sung-Ho	Cho, Seong-Jin	Kang, Hoon	Lee, Heung- Ryul	Lee, Kyung-Sup	Moon, Jae-Do	Hwang, Jeong-Hwa	Kim, Jong- Wook	Jung, Do-Jin	Song, Jae-Do

January 23, 2026	Approval of amendment to the Rules on Employment	For	For	For	For	For	For	For	For	Before Appointment	Before Appointment	Before Appointment	Before Appointment	Before Appointment	Before Appointment

January 29, 2026	Approval of the establishment of and contribution to foreign subsidiary for the Dawadmi Wind Power Project in Saudi Arabia	Deferred	Absent	Deferred	Absent	Deferred	Deferred	Deferred	Deferred

January 30, 2026	Approval of the establishment of and contribution to foreign subsidiary for the Dawadmi Wind Power Project in Saudi Arabia	For	For	For	Absent	For	For	For	For

February 26, 2026	Approval of the maximum aggregate amount of remuneration for directors in 2026	For	For	For	For	For	For	For	For

	Approval of amendment to the Articles of Incorporation	For	For	For	For	For	For	For	For

	Approval to call for the annual general meeting of shareholders for the fiscal year 2025	For	For	For	For	For	For	For	For

	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For	For	For

	Approval of consolidated and separate financial statements for the fiscal year 2025	For	For	For	For	Absent	For	For	For

	Approval of amendment to the construction of a new integrated office building for the Gangwon Regional Headquarters	For	For	For	For	For	For	For	For

	Approval of amendment to the Management Performance Agreement	For	For	For	For	For	For	For	For

	Report on internal control over financial reporting for the fiscal year 2025	Agenda for Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2025	Agenda for Report

	Report on audit results for 2025	Agenda for Report

March 12, 2026	Approval of amendment to the Terms and Conditions for Electricity Supply and Rules for Operation	For	For	For	For	For	For	For	For

March 27, 2026	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	Absent	Absent	For	For	For

	Approval of amendments to Operational Regulations of ESG Committee	For	For	For	Absent	Absent	For	For	For

	Approval of contribution to Korea Institute of Energy Technology in 2026	For	For	For	Absent	Absent	For	For	For

	Report on Matters Related to the Ministry of Trade, Industry and Resources’ Recommendations for the UAE Nuclear Power Plant Project	Agenda for Report

April 10, 2026	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2026	For	For	For	For	Absent	For	For	For

April 17, 2026	Approval of amendments to the Regulation for Employee Remuneration and Welfare	For	For	For	For	Absent	For	For	For

	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	Absent	For	For	For

May 6, 2026	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2026	For	For	For	For	Absent	For	For	For

May 22, 2026	Approval of amendment to the Regulation of the Board of Directors	Retired	Retired	Retired	Retired	Retired	Retired	For	For	For	For	For	For	Absent	For

	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director							For	For	For	For	For	For	Absent	For

	Approval of amendment to the Terms and Condition for Electricity Supply							For	Against	For	For	Against	For	Absent	Against

	Approval of amendment to the Regulations on the Use of Transmission and Distribution Facilities							For	For	For	For	For	For	Absent	For

	Confidential (Article 9 (1) 7 of the Official Information Disclosure Act)							—	—	—	—	—	—	Absent	—

	Approval of nomination of the candidate of a member of Audit Committee							For	For	For	For	For	For	Absent	For

	Approval of establishment of and contribution to KEPCO Technology Holding Company to promote new energy technologies and new businesses							For	For	For	For	For	For	Absent	For

	Approval of amendment to the Master Investment Agreement for the New Energy Business Fund							For	For	For	For	For	For	Absent	For

	Approval of amendment to the Shareholders’ Agreement for Energy Infra Asset Management Co., Ltd.							For	For	For	For	For	For	Absent	For

June 2, 2026	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2026							For	For	For	For	For	For	For	For

June 19, 2026	Approval of personnel increase							For	For	For	For	For	For	For	For

	Approval of establishment and operation plan for the AI Committee							For	For	For	For	For	For	For	For

	Approval of appointment of a member of Power System Committee							For	For	For	For	For	For	For	For

	Approval of appointment of a member of ESG Committee							For	For	For	For	For	For	For	For

	Approval of the mid-to-long term financial management plan(2026-2030)							For	For	For	For	For	For	For	For

	Approval of forming Director Nomination Committee and evaluation standards for candidates							For	For	For	For	For	For	For	For

Attendance Rate		100%	89%	100%	67%	56%	100%	100%	100%	100%	100%	100%	100%	67%	100%

5. Attendance Status of Standing directors for a six-month period ended June 30, 2026

Date	Agenda	Kim, Dong- Cheol	Jun, Young- Sang	Oh, Heung-Bok	Jung, Chi-Gyo	Ahn, Jung-Eun	Seo, Chul-Soo	Kim, Jae-Koon	Kim, Tae-Ok	Baek, Woo-Ki	Chun, Chan-Hyuk
January 23, 2026	Approval of amendment to the Rules on Employment	For	For	For	For	Absent	For	Before Appointment	Before Appointment	Before Appointment	Before Appointment
January 29, 2026	Approval of the establishment of and contribution to foreign subsidiary for the Dawadmi Wind Power Project in Saudi Arabia	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
January 30, 2026	Approval of the establishment of and contribution to foreign subsidiary for the Dawadmi Wind Power Project in Saudi Arabia	For	Against	For	For	For	For

February 26, 2026	Approval of the maximum aggregate amount of remuneration for directors in 2026	For	For	For	For	For	For
	Approval of amendment to the Articles of Incorporation	For	For	For	For	For	For
	Approval to call for the annual general meeting of shareholders for the fiscal year 2025	For	For	For	For	For	For
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2025	For	For	For	For	For	For
	Approval of amendment to the construction of a new integrated office building for the Gangwon Regional Headquarters	For	For	For	For	For	For
	Approval of amendment to the Management Performance Agreement	For	For	For	For	For	For
	Report on internal control over financial reporting for the fiscal year 2025	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2025	Agenda for Report
	Report on audit results for 2025	Agenda for Report
March 12, 2026	Approval of amendment to the Terms and Conditions for Electricity Supply and Rules for Operation	For	For	For	For	For	For

March 27, 2026	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For
	Approval of amendments to Operational Regulations of ESG Committee	For	For	For	For	For	For
	Approval of contribution to Korea Institute of Energy Technology in 2026	Abstent	For	For	For	For	For
	Report on Matters Related to the Ministry of Trade, Industry and Resources’ Recommendations for the UAE Nuclear Power Plant Project	Agenda for Report
April 10, 2026	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2026	For	For	For	For	For	For
April 17, 2026	Approval of amendments to the Regulation for Employee Remuneration and Welfare	For	For	For	For	Absent	For
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	Absent	For
May 6, 2026	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2026	For	Against	For	For	For		For

May 22, 2026	Approval of amendment to the Regulation of the Board of Directors	For	For	For	For	For	For
	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For	For	For
	Approval of amendment to the Terms and Condition for Electricity Supply	For	For	For	For	For	For
	Approval of amendment to the Regulations on the Use of Transmission and Distribution Facilities	For	For	For	For	For	For
	Confidential (Article 9 (1) 7 of the Official Information Disclosure Act)	—	—	—	—	—	—
	Approval of nomination of the candidate of a member of Audit Committee	For	For	For	For	For	For
	Approval of establishment of and contribution to KEPCO Technology Holding Company to promote new energy technologies and new businesses	For	For	For	For	For	For
	Approval of amendment to the Master Investment Agreement for the New Energy Business Fund	For	For	For	For	For	For
	Approval of amendment to the Shareholders’ Agreement for Energy Infra Asset Management Co., Ltd.	Agenda for Report					Agenda for Report

June 2, 2026	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2026	For	Retired	For	For	For	For	For
June 19, 2026	Approval of personnel increase	For		Retired	For	For		For	For	For	For
	Approval of establishment and operation plan for the AI Committee	For			For	For		For	For	For	For
	Approval of appointment of a member of Power System Committee	For			For	For		For	For	For	For
	Approval of appointment of a member of ESG Committee	For			For	For		For	For	For	For
	Approval of the mid-to-long term financial management plan(2026-2030)	For			For	For		For	For	For	For
	Approval of forming Director Nomination Committee and evaluation standards for candidates	For			For	For		For	For	For	For

Attendance Rate		100%	100%	100%	100%	83%	100%	100%	100%	100%	100%

6. Major activities of the Audit Committee for a six-month period ended June 30, 2026

Date	Agenda	Results	Type
January 22, 2026	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of annual audit plans for 2026	Approved as proposed	Resolution
	Approval of amendments to guidelines of internal audit regulations	Approved as proposed	Resolution
	Approval of amendments to guidelines for demanding disciplinary measures	Approved as proposed	Resolution
	Amendments to the standards for voluntary reporting of drunk driving and audit processing	Approved as proposed	Resolution
	Report on independence of independent auditors	Accepted as reported	Report
	Report on audit education plans in 2026	Accepted as reported	Report
	Report on audit results for December of 2025	Accepted as reported	Report

February 25, 2026	Approval of the consolidated and separate financial statements and business report for the fiscal year 2025	Approved as proposed	Resolution

	Report on internal control over financial reporting for the fiscal year 2025	Accepted as reported	Report

	Report on the evaluation on internal control over financial reporting for the fiscal year 2025	Accepted as reported	Report

	Report on the progress of the year-end financial statement audit by the independent auditor for the fiscal year 2025	Accepted as reported	Report

	Report on audit results for 2025	Accepted as reported	Report

March 13, 2026	Approval of amendments to guideline for parctice for KEPCO executives and staff members	Approved as proposed	Resolution
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution
	Report on audit results by the independent auditor for the fiscal year 2025	Accepted as reported	Report
	Report on audit results for January and February of 2026	Accepted as reported	Report

April 17, 2026	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2025 to be filed with the U.S. Securities and Exchange	Accepted as reported	Report
	Report on audit progress by independent auditor on the Form 20-F for the fiscal year 2025 to be filed with the U.S. Securities and Exchange	Accepted as reported	Report
May 8, 2026	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Accepted as amended	Resolution
May 22, 2026	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
June 5, 2026	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
June 19, 2026	Approval to appoint the chairman of the Audit Committee	Approved as proposed	Resolution
	Report on auditor’s review for the first quarter of fiscal year 2025	Accepted as reported	Report

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations.

7. Attendance Status of the Audit Committee for a six-month period ended June 30, 2026

Date	Agenda	Kim, Sung-Eun	Lee, Sung-Ho	Jun, Young-Sang	Jung, Do-Jin	Hwang, Jeong-Hwa	Kim, Tae-Ok
January 22, 2026	Approval of appointment of independent auditors of subsidiaries	—	Attended	Attended	Before Appointment	Before Appointment	Before Appointment
Approval of annual audit plans for 2026
Approval of amendments to guidelines of internal audit regulations
Approval of amendments to guidelines for demanding disciplinary measures
Amendments to the standards for voluntary reporting of drunk driving and audit processing
Report on independence of independent auditors
Report on audit education plans in 2026
Report on audit results for December of 2025
February 25, 2026	Approval of the consolidated and separate financial statements and business report for the fiscal year 2025	—	Attended	Attended
Report on internal control over financial reporting for the fiscal year 2025
Report on the evaluation on internal control over financial reporting for the fiscal year 2025
Report on the progress of the year-end financial statement audit by the independent auditor for the fiscal year 2025
Report on audit results for 2025
March 13, 2026	Approval of amendments to guideline for parctice for KEPCO executives and staff members	—	Attended	Attended
Approval of auditor’s report for the annual general meeting of shareholders
Report on audit results by the independent auditor for the fiscal year 2025
Report on audit results for January and February of 2026
April 17, 2026	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	—	Attended	Attended
Prior approval for non-audit service for subsidiaries by the independent auditor
Approval of appointment of independent auditors of subsidiaries
Report on the Form 20-F for the fiscal year 2025 to be filed with the U.S. Securities and Exchange
Report on audit progress by independent auditor on the Form 20-F for the fiscal year 2025 to be filed with the U.S. Securities and Exchange

May 8, 2026	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	—	Attended	Attended
May 22, 2026	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	—	Attended	Attended
June 5, 2026	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	—	Attended	Retired			Attended
June 19, 2026	Approval to appoint the chairman of the Audit Committee	Retired	Retired		Attended	Attended	Attended
Report on auditor’s review for the first quarter of fiscal year 2025

Attendance Rate		0%	100%	100%	100%	100%	100%

V. Shareholder’s Meetings

1. Summary of shareholder’s meetings for a six-month period ended June 30, 2026

Type	Agenda	Results

Annual General Meeting held on March 25, 2026	Approval of the consolidated and separate financial statements for the fiscal year 2025	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2026	Approved as proposed
	Approval of amendment to the Articles of Incorporation	Approved as proposed

Extraordinary General Meeting held on April 27, 2026	Election of a Standing Director	Approved as proposed

Extraordinary General Meeting held on May 21, 2026	Election of Standing Director as a Member of the Audit Committee	Approved as proposed

Extraordinary General Meeting held on June 17, 2026	Election of two Standing Directors	Approved as proposed
	Election of two Non-Standing Directors as a Member of the Audit Committee	Approved as proposed

VI. Shareholders

1. List of shareholders as of June 30, 2026

		Number of shareholders	Shares owned	Percentage of total (%)
	Government of the Republic of Korea	1	116,841,794	18.20
	Korea Development Bank	1	211,235,264	32.90
	Subtotal	2	328,077,058	51.10
	National Pension Service	1	44,346,355	6.91
Public (Non-Koreans)	Common Shares	2,091	114,767,796	17.88
	American depositary shares (ADS)	1	16,454,393	2.56
	Public (Koreans)	915,025	138,318,475	21.55
	Total	917,120	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VII. Directors and employees as of and for a six-month period ended June 30, 2026

(KEPCO on a separate basis)

1. Directors

(In thousands of Won)

Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	504,256	84,042	Excluding members of the Audit Committee
Independent (Non-standing) director		6	90,000	15,000
Member of Audit Committee	Standing director	1	111,019	111,019	—
	Independent (Non-standing director)	2	30,000	15,000	—
Total		15	735,276	49,018	—

* Figures are presented in thousands of Korean won and may contain rounding differences.

2. Employees

(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	17,446	93	17,539	14.9	816,597,043	47,070
Female	5,318	92	5,410	14.4	220,628,179	41,223
Total	22,764	185	22,949	14.8	1,037,225,222	45,691

* Figures are presented in thousands of Korean won and may contain rounding differences.

VIII. Other Information Necessary for the Protection of Investors

1. Pending legal proceedings as of June 30, 2026

(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	716	842
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	267	522

2. Sanctions as of June 30, 2026(Korea Hydro & Nuclear Power CO, Ltd.)

Sanctions by Law Enforcement and Judicial Authorities

Prosecution Date	Subject		Sanctions	Relevant laws (charges)	Proceedings
	Position	Tenure
June 30, 2021	CEO(Former)	4yrs	Prosecution with detention	The Act on the Aggravated Punishment, etc. of specific economic crimes(Occupational breach of trust), The Criminal Act	In the progress in the district court
April 9, 2024	The head of a power plant(Former)	29yrs	Prosecution with detention	Occupational embezzlement, The Criminal Act	In the progress in the high court
January 3, 2025	KHNP		Prosecution with detention	Nuclear Safety Act(Vicarious Liability Provision)	In the progress in the district court
September 18, 2025	KHNP		Administrative Fine (4 million Won)	The Act on the Protection and Investigation of Buried Cultural Heritage (Vicarious Liability Provision)	Fine Payment

Sanctions by Administrative Authorities

Date	Subject	Sanctions	Grounds and Applicable Laws	Proceedings
January 15, 2025	KHNP HANBIT Nuclear Power Site	Administrative Fine (10 million Won)	Act of Physical Protection and Radiological Emergency Preparedness for Nuclear Facilities, etc. Article 14 (Book and Records)	Fine Payment
January 15, 2025	KHNP HANUL Nuclear Power Site	Administrative Fine (8 million Won)	Act of Physical Protection and Radiological Emergency Preparedness for Nuclear Facilities, etc. Article 14 (Book and Records)	Fine Payment
March 6, 2025	KHNP	Corrective Action	Act on the Fairness of Subcontract Transactions Article 3-4 Paragraph(1) Prohibition of unfair contractual terms	Implementation of Corrective Actions to prevent recurrence
June 16, 2025	KHNP HANUL Nuclear Power Site	Administrative Fine (0.25 million Won)	Groundwater Act Article 9 Failure to conduct a geotechnical investigation	Fine Payment
June 26, 2025	KHNP	Administrative Fine (144 million Won)	Nuclear Safety Act Article 70 and 119 The Enforcement Decree of Nuclear Safety ACT Article 107 and 178	Fine Payment

July 10, 2025	KHNP HANUL Nuclear Power Site	Administrative Fine (8 million Won)	Act of Physical Protection and Radiological Emergency Preparedness for Nuclear Facilities, etc. Article 14 (Book and Records)	Fine Payment
December 16, 2025	KHNP HANUL Nuclear Power Site	Administrative Fine (12 million Won)	Nuclear Safety Act Article 25	Fine Payment
January 2, 2026	KHNP	Penalty Surcharge (10.5 billion Won)	Nuclear Safety Act Article 20, 21 and 26	Surcharge Payment
May 14, 2026	KHNP	Penalty Surcharge (5 million Won)	Electric Utility Act Article 61	Surcharge Payment
May 15, 2026	KHNP HANBIT Nuclear Power Site	Administrative Fine (12 million Won)	Nuclear Safety Act Article 15-2	Fine Payment
May 15, 2026	KHNP HANUL Nuclear Power Site	Administrative Fine (6 million Won)	Nuclear Safety Act Article 15-2	Fine Payment

3. Sanctions as of September 30, 2025(KEPCO KDN)

Date	Sanction Authorities	Resolution Number	Case Name	Proceedings
Febrary 20, 2025	Korea Fair Trade Commission	Resolution2025-029	Case concerning unlawful collussion between KEPCO KDN and Exem CO,. Ltd. in the procurement bid for additional storage materials for unstructured data at KEPCO	Corrective Actions and fine(39 million Won)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name:	Joo, Hwa-sik
Title:	Vice President

Date: Sep 15, 2026

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Condensed consolidated interim financial statements

June 30, 2026 and 2025

(Unaudited)

with the independent auditors’ review report

Independent Auditors’ Review Report

(English translation of a report originally issued in Korean)

To the Board of Directors and Shareholders of

Korea Electric Power Corporation

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Group”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2026, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2026 and 2025, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2026 and 2025 and notes, including material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034, ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position as of December 31, 2025, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2026, expressed an unqualified opinion. The accompanying consolidated statement of financial position as of December 31, 2025, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

Seoul, Korea

August 14, 2026

This report is effective as of August 14, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Condensed consolidated interim financial statements

For each of the six-month periods ended June 30, 2026 and 2025

“The accompanying condensed consolidated interim financial statements, including all footnotes and disclosures,

have been prepared by, and are the responsibility of, the Group.”

Dong-Cheol Kim

Chief Executive Officer

Korea Electric Power Corporation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of financial position

As of June 30, 2026 and December 31, 2025 (Unaudited)

In millions of won	Note	June 30, 2026		December 31, 2025
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	2,622,064	2,240,811
Current financial assets, net	5,6,9,11,12,13,44,45,46		4,567,211	4,250,164
Trade and other receivables, net	5,8,20,24,44,45,46		12,144,289	12,618,480
Inventories, net	14		11,139,739	10,152,724
Current income tax assets			77,340	91,579
Current non-financial assets	15		1,789,485	1,361,630

Total current assets			32,340,128	30,715,388

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44,46		4,976,872	4,565,561
Non-current trade and other receivables, net	5,8,20,44,45,46		3,209,795	3,124,185
Property, plant and equipment, net	18,24,27,48		192,398,264	187,751,538
Investment properties, net	19,27		185,596	238,772
Goodwill, net	16		99,393	99,303
Intangible assets other than goodwill, net	21,27		1,041,364	1,001,295
Investments in associates	4,17		7,192,084	6,851,456
Investments in joint ventures	4,17		7,018,364	6,512,332
Defined benefit assets, net	25		179,051	104,344
Deferred tax assets			12,895,235	12,950,032
Non-current non-financial assets	15		1,025,218	1,013,251

Total non-current assets			230,221,236	224,212,069

Total assets	4	~~W~~	262,561,364	254,927,457

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of financial position, Continued

As of June 30, 2026 and December 31, 2025 (Unaudited)

In millions of won	Note	June 30, 2026		December 31, 2025
Liabilities
Current liabilities
Trade and other payables	5,22,24,44,46	~~W~~	10,066,126	8,621,671
Current financial liabilities	5,12,23,44,46		50,707,759	45,939,089
Current income tax liabilities			1,193,655	1,571,143
Current non-financial liabilities	20,28,29		6,745,611	6,805,171
Current provisions	26,44		4,276,428	4,170,243

Total current liabilities			72,989,579	67,107,317

Non-current liabilities
Non-current trade and other payables	5,22,24,44,46		4,057,453	4,028,808
Non-current financial liabilities	5,12,23,44,46		82,735,285	83,995,702
Non-current non-financial liabilities	28,29		14,241,426	13,726,159
Employee benefits liabilities, net	25,44		1,026,156	1,381,852
Deferred tax liabilities			6,516,435	6,500,975
Non-current provisions	26,44		29,149,823	28,863,700

Total non-current liabilities			137,726,578	138,497,196

Total liabilities	4	~~W~~	210,716,157	205,604,513

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			6,807,034	567,469
Unappropriated retained earnings			22,000,850	26,328,205

			30,412,794	28,500,584

Other components of equity	33
Other capital surplus			1,568,699	1,566,635
Accumulated other comprehensive income			1,932,167	1,340,560
Other equity			12,708,585	12,708,585

			16,209,451	15,615,780

Equity attributable to owners of the controlling company			50,675,823	48,169,942

Non-controlling interests	16,32		1,169,384	1,153,002

Total equity		~~W~~	51,845,207	49,322,944

Total liabilities and equity		~~W~~	262,561,364	254,927,457

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of comprehensive income

For each of the three-month and six-month periods ended June 30, 2026 and 2025 (Unaudited)

In millions of Won, except per share information		June 30, 2026			June 30, 2025
	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Sales	4,34,44,46
Sale of goods	2	~~W~~	21,268,065	45,042,990	21,392,996	45,202,445
Sales of services			180,711	353,174	156,882	303,574
Sales of construction services	20		244,740	470,018	181,271	237,468
Revenue related to transfer of assets from customers	28		225,336	451,157	218,989	430,635

			21,918,852	46,317,339	21,950,138	46,174,122

Cost of sales	14,25,42,46
Cost of sale of goods			(19,597,437)	(39,080,586)	(18,588,673)	(37,783,716)
Cost of sales of services			(251,649)	(375,462)	(144,919)	(286,024)
Cost of sales of construction services			(157,407)	(448,716)	(285,950)	(706,746)

			(20,006,493)	(39,904,764)	(19,019,542)	(38,776,486)

Gross profit			1,912,359	6,412,575	2,930,596	7,397,636

Selling and administrative expenses	25,35,42,46		(783,807)	(1,499,854)	(794,724)	(1,508,157)

Operating profit	4		1,128,552	4,912,721	2,135,872	5,889,479

Other income	36		60,403	217,038	93,373	186,180

Other expenses	36		(90,394)	(168,434)	(75,220)	(95,098)

Other gains, net	37		56,731	68,435	20,611	119,183

Finance income	5,12,38		513,166	1,810,245	1,785,966	2,150,192

Finance expenses	5,12,39		(1,442,732)	(3,521,217)	(2,463,698)	(3,646,278)

Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Share of profit of associates and joint ventures			258,201	637,767	166,283	484,739
Gain on disposal of investments in associates and joint ventures			3,368	3,391	3,838	3,879
Share of loss of associates and joint ventures			(50,874)	(127,416)	(1,846)	(195,223)
Loss on impairment of investments in associates and joint ventures			(10,304)	(11,381)	—	—

		~~W~~	200,391	502,361	168,275	293,395

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of comprehensive income, Continued

For each of the three-month and six-month periods ended June 30, 2026 and 2025 (Unaudited)

In millions of Won, except per share information		June 30, 2026			June 30, 2025
	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Profit before income tax		~~W~~	426,117	3,821,149	1,665,179	4,897,053

Income tax expense	40		(148,580)	(1,024,605)	(488,822)	(1,358,988)

Profit for the period			277,537	2,796,544	1,176,357	3,538,065

Other comprehensive income (loss), net of tax	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:			13,342	156,404	84,494	(55,645)
Remeasurements of defined benefit plans	25,31		50,433	121,423	2,037	(98,100)
Share of other comprehensive income of associates and joint ventures	31		14,890	25,390	258	10
Net change in fair value of financial assets at fair value through other comprehensive income	33		(51,981)	9,591	82,199	42,445
Items that may be reclassified subsequently to profit or loss:			149,766	627,783	(703,252)	(720,651)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,33		5,180	14,230	(994)	9,469
Foreign currency translation of foreign operations	33		(4,546)	79,504	(174,393)	(149,836)
Share of other comprehensive income (loss) of associates and joint ventures	33		149,132	534,049	(527,865)	(580,284)

Other comprehensive income (loss) for the period			163,108	784,187	(618,758)	(776,296)

Total comprehensive income for the period		~~W~~	440,645	3,580,731	557,599	2,761,769

Profit attributable to:
Owners of the controlling company	43	~~W~~	267,306	2,760,052	1,136,712	3,464,958
Non-controlling interests			10,231	36,492	39,645	73,107

		~~W~~	277,537	2,796,544	1,176,357	3,538,065

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	413,635	3,493,726	560,245	2,738,012
Non-controlling interests			27,010	87,005	(2,646)	23,757

		~~W~~	440,645	3,580,731	557,599	2,761,769

Earnings per share (in won)	43
Basic earnings per share		~~W~~	416	4,299	1,771	5,397
Diluted earnings per share			416	4,299	1,771	5,397

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of changes in equity

For the six-month periods ended June 30, 2026 and 2025 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2025	~~W~~	4,053,578	20,128,247	15,733,411	39,915,236	1,447,597	41,362,833
Total comprehensive income (loss) for the period
Profit for the period		—	3,464,958	—	3,464,958	73,107	3,538,065
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(88,189)	—	(88,189)	(9,911)	(98,100)
Share of other comprehensive income of associates and joint ventures, net of tax		—	10	—	10	—	10
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	42,447	42,447	(2)	42,445
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	10,295	10,295	(826)	9,469
Foreign currency translation of foreign operations, net of tax		—	—	(111,225)	(111,225)	(38,611)	(149,836)
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	(580,284)	(580,284)	—	(580,284)
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	(136,738)	—	(136,738)	(74,714)	(211,452)
Additional paid-in capital and others		—	—	127	127	(6,826)	(6,699)
Equity transaction within the consolidated entity		—	—	5,187	5,187	(12,171)	(6,984)
Dividends paid for hybrid bonds		—	—	—	—	(2,128)	(2,128)
Repayment of hybrid bond		—	—	—	—	(230,000)	(230,000)

Balance as of June 30, 2025	~~W~~	4,053,578	23,368,288	15,099,958	42,521,824	1,145,515	43,667,339

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of changes in equity, Continued

For the six-month periods ended June 30, 2026 and 2025 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2026	~~W~~	4,053,578	28,500,584	15,615,780	48,169,942	1,153,002	49,322,944
Total comprehensive income (loss) for the period
Profit for the period		—	2,760,052	—	2,760,052	36,492	2,796,544
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	116,677	—	116,677	4,746	121,423
Share of other comprehensive income of associates and joint ventures, net of tax		—	25,390	—	25,390	—	25,390
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	9,590	9,590	1	9,591
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	13,848	13,848	382	14,230
Foreign currency translation of foreign operations, net of tax		—	—	34,120	34,120	45,384	79,504
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	534,049	534,049	—	534,049
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	(989,909)	—	(989,909)	(62,946)	(1,052,855)
Additional paid-in capital and others		—	—	(64)	(64)	55	(9)
Equity transaction within the consolidated entity		—	—	2,128	2,128	(7,732)	(5,604)

Balance as of June 30, 2026	~~W~~	4,053,578	30,412,794	16,209,451	50,675,823	1,169,384	51,845,207

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of cash flows

For the six-month periods ended June 30, 2026 and 2025 (Unaudited)

In millions of won	June 30, 2026		June 30, 2025
Cash flows from operating activities
Profit for the period	~~W~~	2,796,544	3,538,065

Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense		1,024,605	1,358,988
Depreciation		6,763,349	6,911,418
Amortization		74,319	82,466
Retirement benefit expenses		218,861	227,929
Bad debt expense		92,107	25,803
Interest expense		2,079,121	2,211,256
Loss on disposal of financial assets		1,211	2,683
Loss on disposal of property, plant and equipment		39,202	50,140
Loss on abandonment of property, plant and equipment		64,776	70,001
Loss on impairment of property, plant and equipment		825	—
Loss on impairment of intangible assets		1,115	30
Loss on disposal of intangible assets		1	13
Increase in provisions, net		720,507	1,009,317
Loss (gain) on foreign currency translation, net		1,134,458	(1,263,030)
Gain on valuation of financial assets at fair value through profit or loss		(40,525)	(34,789)
Loss on valuation of financial assets at fair value through profit or loss		28,890	387
Loss (gain) on valuation and transaction of derivative instruments, net		(1,338,143)	1,115,023
Share of profit of investments in associates and joint ventures, net		(510,351)	(289,516)
Gain on disposal of financial assets		(28,109)	(19,496)
Reversal of impairment loss on intangible assets		(47)	(40)
Gain on disposal of property, plant and equipment		(3,627)	(8,075)
Gain on disposal of intangible assets		—	(16)
Gain on disposal of associates and joint ventures		(3,391)	(3,879)
Loss on impairment of investments in associates and joint ventures		11,381	—
Interest income		(194,405)	(215,046)
Dividends income		(25,962)	(23,321)
Others, net		73,773	(311,770)

		10,183,941	10,896,476

Changes in:
Trade receivables		878,518	696,551
Non-trade receivables		160,521	392,070
Accrued income		(96,923)	(52,232)
Other receivables		69,794	66,819
Other current assets		(662,476)	(352,446)
Inventories		(1,965,344)	(527,713)
Other non-current assets		64,412	(128,890)
Trade payables		851,156	(760,931)
Non-trade payables		321,072	323,957
Accrued expenses		(186,718)	121,391
Other current liabilities		36,512	150,807
Other non-current liabilities		475,233	672,458
Investments in associates and joint ventures (dividends received)		501,724	142,745
Provisions		(942,197)	(644,872)
Payments of employee benefit obligations		(478,183)	(145,537)
Plan assets		(22,892)	(1,240)

	~~W~~	(995,791)	(47,063)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of cash flows, Continued

For the six-month periods ended June 30, 2026 and 2025 (Unaudited)

In millions of won	June 30, 2026		June 30, 2025
Cash generated from operating activities	~~W~~	11,984,694	14,387,478
Dividends received		25,962	23,321
Interest paid		(2,044,732)	(2,247,651)
Interest received		161,094	183,180
Income taxes paid		(1,581,451)	(999,742)

Net cash flows provided by operating activities		8,545,567	11,346,586

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		10,468	12,097
Acquisition of investments in associates and joint ventures		(159,251)	(1,966,262)
Proceeds from disposals of property, plant and equipment		133,270	113,294
Acquisition of property, plant and equipment		(9,571,309)	(8,920,625)
Proceeds from disposals of intangible assets		171	1,430
Acquisition of intangible assets		(69,878)	(42,668)
Proceeds from disposals of financial assets		2,141,327	8,478,049
Acquisition of financial assets		(1,958,724)	(9,929,595)
Increase in loans		(101,574)	(90,047)
Collection of loans		39,476	177,106
Increase in deposits		(82,169)	(85,179)
Decrease in deposits		80,638	71,894
Proceeds from disposals of assets held-for-sale		—	14,363
Receipt of government grants		8,905	5,931
Other cash outflow from investing activities, net		(211,687)	(64,513)

Net cash flows used in investing activities		(9,740,337)	(12,224,725)

Cash flows from financing activities
Proceeds of short-term borrowings, net		1,319,064	3,159,911
Proceeds from long-term borrowings		1,443,235	1,122,664
Proceeds from debt securities		13,175,160	15,434,199
Repayment of long-term borrowings		(221,336)	(235,025)
Repayment of debt securities		(13,438,165)	(18,749,783)
Payment of lease liabilities		(287,247)	(329,894)
Settlement of derivative instruments, net		583,316	539,303
Change in non-controlling interests		(5,594)	(41,363)
Repayment of hybrid bond		—	(230,000)
Dividends paid for hybrid bond		—	(2,128)
Dividends paid		(1,052,853)	(211,452)
Other cash outflow from financing activities, net		(5,200)	(1,267)

Net cash flows provided by financing activities		1,510,380	455,165

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		315,610	(422,974)
Effect of exchange rate fluctuations on cash held		65,643	(34,256)

Net increase (decrease) in cash and cash equivalents		381,253	(457,230)
Cash and cash equivalents as of January 1, 2026 and 2025		2,240,811	2,382,979

Cash and cash equivalents as of June 30, 2026 and 2025	~~W~~	2,622,064	1,925,749

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements

June 30, 2026 and 2025 (unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 Consolidated Financial Statements, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. With the enforcement of the Act on the Management of Public Institutions on April 1, 2007, KEPCO was designated as a public institution (market-oriented public corporation). KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju-si, Jeonnam-Gwangju Special Metropolitan City.

As of June 30, 2026, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares (in shares)	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*1)	313,887,019	48.90%

	641,964,077	100.00%

(*1)	As of the most recent closing date of the shareholders’ register (May 4, 2026), the number of shares held by foreign shareholders is 135,481,515 shares (21.10%).

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, as prescribed in the Act on External Audit of Stock Companies in the Republic of Korea. The accompanying consolidated financial statements have been translated into English from Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Basis of measurement

These condensed consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial instruments at fair value through profit or loss;

•	financial instruments at fair value through other comprehensive income;

•	derivative financial instruments are measured at fair value; and

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency

These condensed consolidated financial statements are presented in Korean won (presented as “won”, “~~W~~” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements

June 30, 2026 and 2025 (unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the condensed consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Meanwhile, the Group considers climate-related risks resulting from climate change and the establishment of a global greenhouse gas reduction implementation system in its estimates and assumptions. Climate-related risks increase the uncertainty of the estimates and assumptions considered in various items of the financial statements, and the Group carefully monitors climate-related changes and developments, such as new climate-related legislation, even if it does not have a material impact on current measurements.

The following are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, intangible assets other than goodwill and estimations on provision for decommissioning costs.

The Group reviews the estimated useful lives of property, plant and equipment, intangible assets other than goodwill at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the present value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements

June 30, 2026 and 2025 (unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, Continued

(iii)	Valuations of financial instruments at fair values, Continued

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined by using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to their long-term nature (refer to Note 25).

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the estimated volume of electricity delivered and the estimated selling price, which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, etc. Unbilled revenue recognized at the end of the six-month periods ended June 30, 2026 and 2025 is ~~W~~2,046,875 million and ~~W~~2,063,977 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the total contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

(vii)	Impairment of non-financial assets other than goodwill

The Group reviews, at the end of each reporting period, whether there is any indication that property, plant and equipment or intangible assets other than goodwill may be impaired. When such indication exists, the Group estimates the recoverable amount of the asset (or a CGU) to determine the amount of impairment loss that should be recognized, if any. The Group measures value in use of a CGU based on discounted cash flows. In determining value in use, key assumptions applied in discounted cash flow model include the discount rate, forecasted future sales volumes, unit sales prices, and cost of purchased power.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements

June 30, 2026 and 2025 (unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

The Group has applied the following new accounting standards and amendments for its annual reporting period commencing January 1, 2026. The amendments have no significant impact on the Group’s consolidated financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

1) Amendments to KIFRS 1109, “Financial Instruments” and KIFRS 1107, “Financial Instruments: Disclosures” - Classification and Measurement of Financial Instruments

The amendments to KIFRS 1109 and KIFRS 1107 regarding the classification and measurement of financial instruments include the following:

- Clarification of the requirements for recognition and derecognition of financial assets and financial liabilities. In particular, although a financial liability is derecognized on its settlement date, the amendments introduce an accounting policy option that permits an entity to derecognize a financial liability that is settled through an electronic payment system before the settlement date, provided that specified criteria are met;

- Additional guidance for assessing the contractual cash flow characteristics of financial assets with ESG and other similar features;

- Clarification of what constitutes a non-recourse feature and of the characteristics of contractually linked instruments; and

- Introduction of disclosure requirements for financial instruments with contingent features and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income (FVOCI).

These amendments are not expected to have a material impact on the Group’s condensed consolidated interim financial statements.

2) Annual Improvements to KIFRS Accounting Standards - Volume 11

Annual Improvements to KIFRS Volume 11 have been issued to enhance consistency among the requirements of accounting standards, to clarify ambiguous matters and to improve understandability. The improvements affect the following standards:

- KIFRS 1101, “First-time Adoption of Korean International Financial Reporting Standards”: Application of hedge accounting by a first-time adopter;

- KIFRS 1107, “Financial Instruments: Disclosures”: Gain or loss on derecognition and implementation guidance;

- KIFRS 1109, “Financial Instruments”: Derecognition accounting for lease liabilities and the definition of transaction price;

- KIFRS 1110, “Consolidated Financial Statements”: Determination of a “de facto” agent; and

- KIFRS 1007, “Statement of Cash Flows”: Cost method.

These amendments are not expected to have a material impact on the Group’s condensed consolidated interim financial statements.

3) Amendments to KIFRS 1109, “Financial Instruments” and KIFRS 1107, “Financial Instruments: Disclosures” - Contracts Referencing Nature-dependent Electricity

The amendments to KIFRS 1109 and KIFRS 1107 regarding contracts referencing nature-dependent electricity have been issued, the key elements of which are as follows:

- Clarification of the application of the “own-use” requirements to contracts within the scope of the amendments;

- Amendments to the requirements for designating the hedged item in a cash flow hedge relationship for contracts within the scope of the amendments; and

- Introduction of new disclosure requirements to enable investors to understand the impact of such contracts on the entity’s financial performance and cash flows.

These amendments are not expected to have a material impact on the Group’s condensed consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements

June 30, 2026 and 2025 (unaudited)

2.	Basis of Preparation, Continued

(6)	New accounting standards and interpretations not yet adopted

1) KIFRS 1118, “Presentation and Disclosure in Financial Statements”

KIFRS 1118, “Presentation and Disclosure in Financial Statements,” replaces KIFRS 1001, “Presentation of Financial Statements.” The standard is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted; however, the Group has not early adopted the standard.

KIFRS 1118 requires a more structured statement of profit or loss and greater disaggregation of information. The Group is currently analyzing the anticipated impact of the adoption of KIFRS 1118 on the consolidated financial statements.

The expected impacts upon initial application are described below; however, the actual impact of applying the new standard on January 1, 2027 may differ because:

- The Group has not yet completed the design and assessment of the changes to its processes and controls; and

- The new accounting policies are subject to change until the Group issues its first annual financial statements that include the date of initial application of this standard.

① Structure of the statement of profit or loss

KIFRS 1118 requires all income and expenses to be classified into one of five categories: operating, investing, financing, income taxes and discontinued operations. The classification of income and expenses into the categories depends on an entity’s main business activities. The Group has not assessed any of its specified business activities, such as investing in assets or providing financing to customers, as main business activities.

The application of KIFRS 1118 will not change the Group’s profit or loss for the period or net assets. However, the Group will be required to present two newly defined subtotals - “Operating profit” and “Profit before financing and income taxes” - and the “Operating profit” subtotal will differ from the operating profit currently presented by the Group. Based on currently available information, the Group is performing an overall preliminary assessment of the impact of applying KIFRS 1118. Examples of items expected to have a material impact on the Group’s financial statements upon initial application are as follows:

a. Income and expenses arising from investments accounted for using the equity method are always classified in the investing category in accordance with KIFRS 1118. Accordingly, the Group’s share of profit (loss) of associates, joint ventures and subsidiaries will be presented in the investing category.

b. Interest income and interest expense are, under the Group’s current accounting policies, generally included in finance income and finance expenses and presented as the subtotals “Finance income” and “Finance expenses.” KIFRS 1118 provides specific guidance on income and expenses classified in the investing and financing categories, and in accordance with such guidance the Group will classify and present its interest income and interest expense in the operating, investing and financing categories.

c. Foreign exchange differences are currently included in other income, other expenses, finance income or finance expenses, depending on their nature. Under KIFRS 1118, foreign exchange differences are required to be classified in the same category as the income and expenses arising from the item that gave rise to the foreign exchange differences; accordingly, the Group will classify foreign exchange differences into the operating, investing and financing categories based on the source of such differences.

② Management-defined Performance Measures (MPMs)

Management-defined Performance Measures (MPMs) are subtotals of income and expenses, other than those listed or required by KIFRS Accounting Standards, that an entity uses in public communications outside the financial statements and that communicate management’s view of an aspect of the financial performance of the entity as a whole to users of the financial statements. The Group will be required to disclose specific information about its MPMs in a single note to the financial statements. The Group is currently reviewing the process for determining which public communications are relevant in identifying its MPMs.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements

June 30, 2026 and 2025 (unaudited)

2.	Basis of Preparation, Continued

(6)	New accounting standards and interpretations not yet adopted, continued

③ Principles of aggregation and disaggregation

KIFRS 1118 provides enhanced principles on how to group items of information by type for presentation in the financial statements (i.e., the primary financial statements and the notes). The standard also introduces guidance on how to label and describe items presented in the primary financial statements or disclosed in the notes. The Group is currently performing an assessment to aggregate and disaggregate items based on similar or dissimilar characteristics.

④ Amendments to other standards

The issuance of KIFRS 1118 resulted in amendments to KIFRS 1007, “Statement of Cash Flows.” When presenting cash flows from operating activities using the indirect method, the newly defined “Operating profit” subtotal is required to be used as the starting point of the indirect method. The Group currently uses “profit or loss for the period” as the starting point for cash flows from operating activities.

As a result, certain of the reconciling items to the indirect-method starting point will change. For example, the Group’s share of profit (loss) of equity-accounted investees is not included in the new starting point of operating profit and accordingly is no longer a reconciling item. Cash dividends received from such investees are presented in cash flows from investing activities.

In addition, the amendments to KIFRS 1007 provide specific guidance on the classification of cash flows arising from interest and dividends. In accordance with such guidance, the Group will classify cash flows from interest paid as financing activities rather than operating activities; interest received and dividends received will be classified as investing activities; and dividends paid will be classified as financing activities.

3.	Material Accounting Policies

The accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2025, except for the changes described in Note 2.(5).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision maker of the Group for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments classified in accordance with KIFRS 1108 are “Transmission and distribution”, “Electric power generation (Nuclear)”, “Electric power generation (Non-nuclear)”, “Plant maintenance & engineering service” and “Others”; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss), which is the measure for segment profit or loss, is determined in the same way that condensed consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the condensed consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the condensed consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	The financial information of the segments for each of the three and six-month periods ended June 30, 2026 and 2025, respectively, is as follows:

In millions of won

For the three and six-month period ended June 30, 2026
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related to associates, joint ventures and subsidiaries
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Transmission and distribution	~~W~~	21,286,981	44,996,140	600,519	1,076,315	20,686,462	43,919,825	36,079	2,122,808	1,188,038	2,358,969	23,271	45,998	597,011	1,200,385	175,918	405,309
Electric power generation (Nuclear)		4,235,237	8,151,625	4,024,110	7,673,995	211,127	477,630	1,626,731	3,089,234	1,127,888	2,225,646	14,958	31,388	205,660	411,335	(6,420)	(7,889)
Electric power generation (Non-nuclear)		6,321,842	13,478,888	5,633,465	12,221,013	688,377	1,257,875	(505,834)	(245,653)	1,092,297	2,132,769	13,392	23,080	182,594	352,902	30,604	104,558
Plant maintenance & engineering service		816,620	1,604,001	688,358	1,319,406	128,262	284,595	67,996	141,913	43,451	85,283	5,348	11,552	758	2,362	289	383
Others		541,913	1,123,436	337,289	746,022	204,624	377,414	15,672	43,093	59,341	118,746	56,490	113,367	86,028	156,329	—	—
Consolidation adjustments		(11,283,741)	(23,036,751)	(11,283,741)	(23,036,751)	—	—	(112,092)	(238,674)	(43,640)	(83,745)	(16,009)	(30,980)	(22,656)	(44,192)	—	—

	~~W~~	21,918,852	46,317,339	—	—	21,918,852	46,317,339	1,128,552	4,912,721	3,467,375	6,837,668	97,450	194,405	1,049,395	2,079,121	200,391	502,361

In millions of won

For the three and six-month period ended June 30, 2025
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related to associates, joint ventures and subsidiaries
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Transmission and distribution	~~W~~	21,600,000	45,461,484	555,450	1,128,495	21,044,550	44,332,989	956,576	2,857,492	1,131,481	2,242,319	19,336	50,543	665,582	1,351,119	117,151	161,590
Electric power generation (Nuclear)		3,931,460	8,206,340	3,846,685	8,111,620	84,775	94,720	1,110,554	2,396,048	1,236,933	2,568,976	22,059	35,209	191,582	399,529	4,497	(9,684)
Electric power generation (Non-nuclear)		6,023,117	13,052,147	5,559,259	11,931,118	463,858	1,121,029	(11,119)	565,483	1,039,245	2,073,290	12,411	22,763	173,698	339,047	46,835	141,481
Plant maintenance & engineering service		848,404	1,518,012	703,242	1,262,161	145,162	255,851	90,014	120,773	42,618	84,988	7,162	15,917	1,108	3,129	(208)	8
Others		521,913	1,084,917	310,120	715,384	211,793	369,533	16,620	39,582	54,678	117,121	56,871	119,984	84,011	162,164	—	—
Consolidation adjustments		(10,974,756)	(23,148,778)	(10,974,756)	(23,148,778)	—	—	(26,773)	(89,899)	(44,532)	(92,810)	(14,782)	(29,370)	(21,849)	(43,732)	—	—

	~~W~~	21,950,138	46,174,122	—	—	21,950,138	46,174,122	2,135,872	5,889,479	3,460,423	6,993,884	103,057	215,046	1,094,132	2,211,256	168,275	293,395

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	The information related to segment assets and segment liabilities as of June 30, 2026 and December 31, 2025 is as follows:

In millions of won
As of June 30, 2026
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	146,742,208	9,203,342	5,451,063	118,295,435
Electric power generation (Nuclear)		78,653,448	224,703	1,539,314	50,835,377
Electric power generation (Non-nuclear)		63,681,180	4,780,965	2,989,081	38,589,072
Plant maintenance & engineering service		4,280,548	1,438	76,639	1,311,259
Others		17,802,728	—	59,357	7,049,728
Consolidation adjustments		(48,598,748)	—	(74,421)	(5,364,714)

	~~W~~	262,561,364	14,210,448	10,041,033	210,716,157

In millions of won
As of December 31, 2025
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	144,616,479	8,606,616	9,077,814	118,045,718
Electric power generation (Nuclear)		76,378,365	169,728	2,532,322	49,741,461
Electric power generation (Non-nuclear)		63,352,471	4,585,612	4,634,208	35,395,912
Plant maintenance & engineering service		4,363,345	1,832	202,142	1,346,629
Others		17,125,478	—	254,262	6,885,650
Consolidation adjustments		(50,908,681)	—	(111,689)	(5,810,857)

	~~W~~	254,927,457	13,363,788	16,589,059	205,604,513

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers					Non-current assets (*2)
	June 30, 2026			June 30, 2025		June 30, 2026	December 31, 2025
Geographical unit	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Domestic	~~W~~	21,583,355	45,587,161	21,698,359	45,715,418	202,604,898	196,736,382
Overseas (*1)		335,497	730,178	251,779	458,704	6,355,385	6,731,565

	~~W~~	21,918,852	46,317,339	21,950,138	46,174,122	208,960,283	203,467,947

(*1)

Middle East, Asia and the Americas make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer who accounts for 10% or more of the Group’s revenue for each of the six-month periods ended June 30, 2026 and 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

5.	Classification of Financial Instruments

(1)	The classification of financial assets as of June 30, 2026 and December 31, 2025 is as follows:

In millions of won	As of June 30, 2026
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,622,064	—	2,622,064
Current financial assets
Current financial assets at fair value through profit or loss		1,791,646	—	—	—	1,791,646
Current financial assets at amortized costs		—	—	22,480	—	22,480
Current derivative assets		857,183	—	—	279,789	1,136,972
Loans		—	—	259,820	—	259,820
Other financial assets and others		—	—	1,356,293	—	1,356,293
Trade and other receivables		—	—	12,144,289	—	12,144,289

		2,648,829	—	16,404,946	279,789	19,333,564

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		710,320	—	—	—	710,320
Non-current financial assets at fair value through other comprehensive income		—	881,210	—	—	881,210
Non-current financial assets at amortized costs		—	—	8,306	—	8,306
Non-current derivative assets		1,470,828	—	—	181,381	1,652,209
Loans		—	—	828,335	—	828,335
Other financial assets and others		—	—	896,492	—	896,492
Trade and other receivables		—	—	3,209,795	—	3,209,795

		2,181,148	881,210	4,942,928	181,381	8,186,667

	~~W~~	4,829,977	881,210	21,347,874	461,170	27,520,231

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

5.	Classification of Financial Instruments, Continued

(1)	The classification of financial assets as of June 30, 2026 and December 31, 2025 is as follows, continued:

In millions of won	As of December 31, 2025
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,240,811	—	2,240,811
Current financial assets
Current financial assets at fair value through profit or loss		1,299,027	—	—	—	1,299,027
Current financial assets at amortized costs		—	—	21,663	—	21,663
Current derivative assets		492,028	—	—	344,204	836,232
Loans		—	—	95,598	—	95,598
Other financial assets and others		—	—	1,997,644	—	1,997,644
Trade and other receivables		—	—	12,618,480	—	12,618,480

		1,791,055	—	16,974,196	344,204	19,109,455

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		696,199	—	—	—	696,199
Non-current financial assets at fair value through other comprehensive income		—	885,173	—	—	885,173
Non-current financial assets at amortized costs		—	—	9,454	—	9,454
Non-current derivative assets		1,055,987	—	—	143,331	1,199,318
Loans		—	—	890,930	—	890,930
Other financial assets and others		—	—	884,487	—	884,487
Trade and other receivables		—	—	3,124,185	—	3,124,185

		1,752,186	885,173	4,909,056	143,331	7,689,746

	~~W~~	3,543,241	885,173	21,883,252	487,535	26,799,201

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

5.	Classification of Financial Instruments, Continued

(2)	The classification of financial liabilities as of June 30, 2026 and December 31, 2025 is as follows:

In millions of won	As of June 30, 2026
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	21,373,116	—	21,373,116
Debt securities		—	29,286,724	—	29,286,724
Derivative liabilities		47,919	—	—	47,919
Trade and other payables		—	10,066,126	—	10,066,126

		47,919	60,725,966	—	60,773,885

Non-current liabilities
Borrowings		—	3,206,373	—	3,206,373
Debt securities		—	79,450,730	—	79,450,730
Derivative liabilities		78,048	—	134	78,182
Trade and other payables		—	4,057,453	—	4,057,453

		78,048	86,714,556	134	86,792,738

	~~W~~	125,967	147,440,522	134	147,566,623

In millions of won	As of December 31, 2025
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	18,721,522	—	18,721,522
Debt securities		—	27,165,448	—	27,165,448
Derivative liabilities		52,119	—	—	52,119
Trade and other payables		—	8,621,671	—	8,621,671

		52,119	54,508,641	—	54,560,760

Non-current liabilities
Borrowings		—	3,274,774	—	3,274,774
Debt securities		—	80,607,548	—	80,607,548
Derivative liabilities		113,254	—	126	113,380
Trade and other payables		—	4,028,808	—	4,028,808

		113,254	87,911,130	126	88,024,510

	~~W~~	165,373	142,419,771	126	142,585,270

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

5.	Classification of Financial Instruments, Continued

(3)	The classification of comprehensive income (loss) from financial instruments for each of the three and six-month periods ended June 30, 2026 and 2025 is as follows:

In millions of Won		June 30, 2026			June 30, 2025
		Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Cash and cash equivalents	Interest income	~~W~~	17,030	34,377	23,134	52,064
	Gain (loss) on foreign currency transactions and translations		9,378	9,904	(11,860)	(18,549)
Financial assets at fair value through profit or loss	Interest income		9,969	18,403	12,081	19,720
	Dividends income		3,037	3,193	3,066	3,128
	Gain on valuation of financial assets		24,205	40,525	20,008	34,402
	Gain on disposal of financial assets		13,063	28,109	6,984	16,813
Financial assets at fair value through other comprehensive income	Dividends income		2,850	22,769	6,704	20,193
	Gain on valuation of financial assets at fair value through other comprehensive income (equity, before tax)		(67,413)	3,420	105,260	52,179
Financial assets at amortized cost	Interest income		70,451	141,625	67,843	143,262
	Gain (loss) on disposal of financial assets		(29)	(30)	1	—
	Bad debt expense (Reversal of bad debt allowance)		101,794	92,107	14,929	25,804
	Gain (loss) on foreign currency transactions and translations		46,466	103,392	(50,319)	(44,327)
Derivatives	Gain (loss) on valuation of derivatives (profit or loss)		226,844	1,175,953	(1,029,015)	(992,007)
	Gain (loss) on valuation of derivatives (equity, before tax)		8,825	24,906	(1,271)	18,630
	Gain (loss) on transaction of derivatives		59,595	162,190	(167,697)	(123,016)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		804,599	1,593,363	882,896	1,787,080
	Interest expense of trade and other Payables		43,554	66,550	41,637	85,166
	Interest expense of others		201,242	419,208	169,599	339,010
	Other finance income		569	1,351	679	1,510
	Other finance expenses		13,301	24,590	354	796
	Gain (loss) on foreign currency transactions and translations		(351,429)	(1,356,709)	1,523,362	1,612,879

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

6.	Restricted Deposits

Restricted deposits as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won		As of June30, 2026		As of December 31, 2025
Cash and cash equivalents	Escrow accounts	~~W~~	3,111	3,082
	Deposits for government project and others		27,984	27,023
	Collateral provided for borrowings		335,888	263,685
	Collateral provided for lawsuit		2	2
	Deposits for transmission regional support program		7,405	3,498
	Deposits for other business purposes		38,296	22,064
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		296,500	292,500
	Collateral provided for borrowings		23,614	23,614
	Bid bonds		74,070	68,010
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		259,067	257,649
Long-term financial instruments	Guarantee deposits for bank accounts at overseas branches		1	1
	Collateral provided for borrowings		26,153	18,245
	Long-term financial instruments Collateral for other business purposes		181	—
	Decommissioning costs of nuclear power plants		750,000	730,004
	Small and Medium Enterprise Development Fund		—	4,000
Long-term deposit	Court Deposit		4,588	4,588
Other non-current financial assets	Deposits for other business purposes		6,531	6,359

		~~W~~	1,853,391	1,724,324

7.	Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Cash	~~W~~	11,529	10,982
Other demand deposits		1,864,794	1,562,485
Short-term deposits classified as cash equivalents		731,327	558,775
Short-term investments classified as cash equivalents		14,414	108,569

	~~W~~	2,622,064	2,240,811

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	11,000,390	(204,031)	—	10,796,359
Other receivables		1,435,139	(83,399)	(3,810)	1,347,930

		12,435,529	(287,430)	(3,810)	12,144,289

Non-current assets
Trade receivables		1,091,594	(93,574)	(79,141)	918,879
Other receivables		2,430,346	(122,381)	(17,049)	2,290,916

		3,521,940	(215,955)	(96,190)	3,209,795

	~~W~~	15,957,469	(503,385)	(100,000)	15,354,084

In millions of won	As of December 31, 2025
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	11,811,493	(186,596)	—	11,624,897
Other receivables		1,039,679	(42,415)	(3,681)	993,583

		12,851,172	(229,011)	(3,681)	12,618,480

Non-current assets
Trade receivables		1,037,726	(93,718)	(83,101)	860,907
Other receivables		2,395,952	(118,479)	(14,195)	2,263,278

		3,433,678	(212,197)	(97,296)	3,124,185

	~~W~~	16,284,850	(441,208)	(100,977)	15,742,665

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	743,159	(36,408)	(424)	706,327
Accrued income		100,972	(11,702)	—	89,270
Deposits		273,880	—	(3,386)	270,494
Finance lease receivables (*1)		121,624	(5,594)	—	116,030
Others		195,504	(29,695)	—	165,809

		1,435,139	(83,399)	(3,810)	1,347,930

Non-current assets
Non-trade receivables		338,568	(49,769)	(5,546)	283,253
Accrued income		60,119	(6,627)	—	53,492
Deposits		515,364	(414)	(11,503)	503,447
Finance lease receivables (*2)		1,217,294	(1,435)	—	1,215,859
Others		299,001	(64,136)	—	234,865

		2,430,346	(122,381)	(17,049)	2,290,916

	~~W~~	3,865,485	(205,780)	(20,859)	3,638,846

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~116,388 million.
(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~813,223 million.

In millions of won	As of December 31, 2025
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	478,822	(36,074)	(474)	442,274
Accrued income		43,123	—	—	43,123
Deposits		268,090	—	(3,207)	264,883
Finance lease receivables (*1)		104,600	(5,048)	—	99,552
Others		145,044	(1,293)	—	143,751

		1,039,679	(42,415)	(3,681)	993,583

Non-current assets
Non-trade receivables		401,390	(76,770)	(5,096)	319,524
Accrued income		65,615	(6,320)	—	59,295
Deposits		516,519	(414)	(9,099)	507,006
Finance lease receivables (*2)		1,172,687	(1,954)	—	1,170,733
Others		239,741	(33,021)	—	206,720

		2,395,952	(118,479)	(14,195)	2,263,278

	~~W~~	3,435,631	(160,894)	(17,876)	3,256,861

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~113,272 million.
(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~818,800 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However, once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5%, calculated on a daily basis, on the overdue trade receivables for the first month and the following month. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers whose contracts have been cancelled due to delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

8.	Trade and Other Receivables, Continued

(4)	The aging analysis of trade receivables as of June 30, 2026 and December 31, 2025 is as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Trade receivables not overdue	~~W~~	11,701,826	12,472,407

Trade receivables overdue and impairment - reviewed:		390,158	376,812

Less than 60 days		5,282	15,256
60 ~ 90 days		48,277	54,093
90 ~ 120 days		17,559	21,317
120 days ~ 1 year		77,178	65,435
More than 1 year		241,862	220,711

		12,091,984	12,849,219
Less: allowance for doubtful accounts		(297,605)	(280,314)
Less: present value discount		(79,141)	(83,101)

	~~W~~	11,715,238	12,485,804

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an expected credit loss (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026			For the year ended December 31, 2025
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	280,314	160,894	260,774	140,168
Bad debts expense		32,078	68,272	84,625	8,155
Write-off		(12,205)	(313)	(37,639)	(14,675)
Reversal		(6,587)	(2,659)	(2,223)	(4,101)
Others		4,005	(20,414)	(25,223)	31,347

Ending balance	~~W~~	297,605	205,780	280,314	160,894

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

9.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary certificate	~~W~~	10,455	150,013	320	125,837
Cooperative		—	6,559	—	6,413
Others (*1)		1,781,191	422,655	1,298,707	428,389

		1,791,646	579,227	1,299,027	560,639

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives and others		—	131,093	—	135,560

	~~W~~	1,791,646	710,320	1,299,027	696,199

(*1)	Others consist of MMT, equity securities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	517,251	—	—	176	20	517,447
Unlisted		363,128	—	(8,805)	3,245	1,401	358,969

		880,379	—	(8,805)	3,421	1,421	876,416

Debt securities
Corporate bond		4,794	—	—	—	—	4,794

	~~W~~	885,173	—	(8,805)	3,421	1,421	881,210

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		885,173	—	(8,805)	3,421	1,421	881,210

In millions of won	For the year ended December 31, 2025
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	360,096	—	(3,091)	160,245	1	517,251
Unlisted		309,709	—	(10)	52,343	1,086	363,128

		669,805	—	(3,101)	212,588	1,087	880,379

Debt securities
Corporate bond		5,045	—	—	(251)	—	4,794

	~~W~~	674,850	—	(3,101)	212,337	1,087	885,173

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		674,850	—	(3,101)	212,337	1,087	885,173

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	146,259	146,259
KG Mobility Co., Ltd.	12,205	0.01%		428	34	34
SM Korea Line Corp.	180	—		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	—		15	1	1
Bumyang Construction Co., Ltd.	35	—		2	—	—
ELCOMTEC Co., Ltd.	6,575	0.04%		217	19	19
PAN Ocean Co., Ltd.	1,492	—		14	7	7
Codes Combine Co., Ltd.	291	—		1	1	1
PT Almatri Resources Indonesia	480,000,000	1.60%		65,028	93,727	93,727
Denison Mines Corp.	58,284,000	7.46%		84,134	275,104	275,104
Paladin Energy	10,760	0.01%		41	110	110
KS Industry Co., Ltd	1,457	0.01%		38	1	1
Vitzrosys Co., Ltd.	79	—		2	—	—
EMnI Co., Ltd.	628	—		25	1	1
Vissem electronics, Co., Ltd.	301	—		11	2	2
KC Industry Co., Ltd.	139	—		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	804	804
A One Cubetech Co., Ltd. (formerly Aone Alform Co., Ltd.)	2,672	0.04%		19	2	2
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,354	1,354
Q-Aid Co., Ltd. (formerly Winia Aid Co., Ltd.)	4,826	0.01%		22	20	20
EONE-DIAGNOMICS Co., Ltd.	1,518	—		1	1	1

				326,023	517,447	517,447

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%		229,255	310,808	310,808
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	5,806	5,806
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	3.96%		1,500	2,144	2,144
H Robotics Co., Ltd.	903,601	7.05%		4,000	400	400
Good Tcells Co., Ltd.	11,364	0.33%		500	630	630
IPS Bio Co., Ltd.	1,975	3.13%		1,000	873	873
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	862	862
Fine Powerex Co., Ltd.	72,633	4.45%		1,500	1,714	1,714
Agencore Co., Ltd.	175,779	6.31%		2,200	2,934	2,934
SamHong Machinery Co., Ltd.	992,601	6.05%		4,685	9,775	9,775
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	639	639
Dailyshot Co., Ltd.	1,695	1.64%		1,001	1,205	1,205
Mediquitous Co., Ltd.	5,080	0.48%		1,250	1,546	1,546
Black Materials Co., Ltd.	37,038	8.31%		500	431	431
Monit Co., Ltd.	333,334	14.29%		1,000	853	853
3i Powergen Inc.(*6)	—	15.00%		1,482	—	—
Enersys Co., Ltd.	9,763	19.62%		2,050	337	337
Kalman Co., Ltd.	23,172	9.54%		1,000	821	821
Himet Co., Ltd.	1,754,386	13.93%		5,000	4,182	4,182
PT.KedapSayaaq	671	10.00%		18,540	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,390,478	32.50%		—	—	—
Suwon New Power Co., Ltd. and others (*7,8)				12,795	8,598	8,598

				348,437	358,969	358,969

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2026 and December 31, 2025 are as follows, continued:

In millions of won	As of June 30, 2026
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Debt securities (*1)
Aron Flying Ship Co., Ltd. (*9)	—	—	~~W~~	491	—	—
Ino Platech Co., Ltd.	—	—		1,080	1,278	1,278
Daebon Tech Co., Ltd.	—	—		3,000	3,516	3,516

				4,571	4,794	4,794

			~~W~~	679,031	881,210	881,210

(*1)

The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide, and cost represents the best estimate of fair value within that range.

(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the six-month period ended June 30, 2026.

(*3)

The Group acquired shares in the entity through conversion of investments performed in accordance with corporate rehabilitation procedures before the prior year, and classified the investments in the entity as financial assets at fair value through other comprehensive income as the Group does not hold significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)	Prior to the year ended December 31, 2025, BDI Co., Ltd. was delisted as the Court dismissed the application for temporary injunction requiring the suspension of delisting decision and others.
(*5)

The entity commenced corporate rehabilitation procedures prior to the year ended December 31, 2025, and the Group cannot hold significant influence over the entity until the corporate rehabilitation procedures are completed. Therefore, investments in the entity were reclassified as financial assets at fair value through other comprehensive income. As of June 30, 2026, liquidation procedures are in progress, and the carrying amount was measured at nil considering its recoverability.

(*6)	The Group has recognized an impairment loss on 3i Powergen Inc. for the difference between the carrying amount and the recoverable amount, due to the discontinuation of its operations.
(*7)

During the six-month period ended June 30, 2026, KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, disposed of its equity interest in Suwon New Power Co., Ltd. Accordingly, the remaining shares held by the Group were reclassified as financial assets at fair value through other comprehensive income.

(*8)	Equity securities acquired through debt-to-equity swaps of electricity receivables and others, consisting of Suwon New Power Co., Ltd. and 533 other companies.
(*9)

For Aron Flying Ship Industrial Co., Ltd., the valuation amount arising from the fair value estimated using the market approach was recognized in accumulated other comprehensive income as net change in fair value of financial assets at fair value through other comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2026 and December 31, 2025 are as follows, continued:

In millions of won	As of December 31, 2025
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	218,255	218,255
KG Mobility Co., Ltd.	12,205	0.01%		428	43	43
SM Korea Line Corp.	180	—		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	—		15	—	—
Bumyang Construction Co., Ltd.	35	—		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	26	26
PAN Ocean Co., Ltd.	1,492	—		14	6	6
Codes Combine Co., Ltd.	291	—		1	1	1
PT Almatri Resources Indonesia	480,000,000	1.60%		65,028	74,369	74,369
Denison Mines Corp.	58,284,000	7.46%		84,134	222,278	222,278
Paladin Energy	10,760	0.01%		41	98	98
KS Industry Co., Ltd	1,457	0.01%		38	1	1
Vitzrosys Co., Ltd.	399	—		2	—	—
EMnI Co., Ltd.	628	—		25	1	1
Vissem electronics, Co., Ltd.	301	—		11	2	2
KC Industry Co., Ltd.	139	—		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	813	813
Aone Alform Co., Ltd.	2,672	0.04%		19	3	3
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,354	1,354
Q-Aid Co., Ltd. (formerly Winia Aid Co., Ltd.)	129	—		1	1	1

				326,001	517,251	517,251

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%		229,255	310,808	310,808
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	5,807	5,807
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	3.96%		1,500	2,144	2,144
H Robotics Co., Ltd.	903,601	7.05%		4,000	399	399
Good Tcells Co., Ltd.	11,364	0.33%		500	630	630
IPS Bio Co., Ltd.	1,975	3.13%		1,000	873	873
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	862	862
Fine Powerex Co., Ltd.	72,633	4.45%		1,500	1,714	1,714
Agencore Co., Ltd.	175,779	6.31%		2,200	2,934	2,934
SamHong Machinery Co., Ltd.	1,543,837	9.13%		7,000	15,099	15,099
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	639	639
Dailyshot Co., Ltd.	1,695	1.64%		1,001	1,205	1,205
Mediquitous Co., Ltd.	5,080	0.48%		1,250	1,546	1,546
Black Materials Co., Ltd.	37,038	8.31%		500	431	431
Monit Co., Ltd.	333,334	14.29%		1,000	853	853
3i Powergen Inc.(*6)	—	15.00%		1,482	—	—
Enersys Co., Ltd.	9,763	19.62%		2,050	337	337
Kalman Co., Ltd.	23,172	9.54%		1,000	821	821
Himet Co., Ltd.	1,754,386	13.93%		5,000	4,182	4,182
PT.KedapSayaaq	671	10.00%		18,540	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,390,478	32.50%		—	—	—
Hwan Young Steel Co., Ltd. and others (*7)	—	—		11,631	7,433	7,433

				349,588	363,128	363,128

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2026 and December 31, 2025 are as follows, continued:

In millions of won	As of December 31, 2025
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	—	—
Ino Platech Co., Ltd.	—	—		1,080	1,278	1,278
Daebon Tech Co., Ltd.	—	—		3,000	3,516	3,516

				4,571	4,794	4,794

			~~W~~	680,160	885,173	885,173

(*1)

The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide, and cost represents the best estimate of fair value within that range.

(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2025.

(*3)

The Group acquired shares in the entity through conversion of investments performed in accordance with corporate rehabilitation procedures before the prior year, and classified the investments in the entity as financial assets at fair value through other comprehensive income as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)	During the year ended December 31, 2025, BDI Co., Ltd. was delisted as the Court dismissed the application for temporary injunction requiring the suspension of delisting decision and others.
(*5)

The entity commenced corporate rehabilitation procedures during the year ended December 31, 2025, and the Group cannot hold significant influence over the entity until the corporate rehabilitation procedures are completed. Therefore, investments in the entity were reclassified as financial assets at fair value through other comprehensive income. As of December 31, 2025, liquidation procedures were in progress, and the carrying amount was measured at nil considering its recoverability.

(*6)	The Group has recognized an impairment loss on 3i Powergen Inc. for the difference between the carrying amount and the recoverable amount, due to the discontinuation of its operations.
(*7)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of Hwan Young Steel Co., Ltd. and 505 other companies.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,397	1,397
Others		29,389	29,389

	~~W~~	30,786	30,786

Current	~~W~~	22,480	22,480
Non-current		8,306	8,306

In millions of won	As of December 31, 2025
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,423	1,423
Others		29,694	29,694

	~~W~~	31,117	31,117

Current	~~W~~	21,663	21,663
Non-current		9,454	9,454

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

12.	Derivatives

(1)	Derivatives as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	4,939	—	76	—
Currency swap		1,119,619	1,326,290	833,715	927,127
Interest rate swap		12,414	221,028	2,441	174,195
Others (*2,3)		—	104,891	—	97,996

	~~W~~	1,136,972	1,652,209	836,232	1,199,318

Derivative liabilities
Currency forward	~~W~~	4,038	—	9,078	—
Currency swap		4,797	3,788	4,786	23,761
Interest rate swap		830	19,606	—	37,560
Others (*1,2,4)		38,254	54,788	38,255	52,059

	~~W~~	47,919	78,182	52,119	113,380

(*1)

In relation to the agreement to purchase hybrid bonds issued by Samcheok Eco Materials Co., Ltd., a joint venture of the Group, the performance obligation as of June 30, 2026 which amounts to W23,494 million (W23,494 million as of December 31, 2025) to the underwriter of the bonds was recorded as other derivative liabilities.

(*2)

The Group recorded the fair value of derivatives in accordance with the shareholders’ agreement of its associate, Hyundai Green Power Co., Ltd., as other derivatives assets and liabilities. Also, the fair value of derivatives under the power purchase agreement of the subsidiary, Elara Energy Project, LLC, has been recognized as other derivative liabilities.

(*3)	The Group recorded the fair value of derivatives regarding the Power Purchase Agreement (“PPA”) of its subsidiary Columboola Solar Farm Hold Co Pty., Ltd. as other derivative assets.
(*4)	The Group recorded the fair value of derivatives in accordance with the shareholders’ agreement of its joint venture, Wadi Noor Solar Power, as other derivative liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of June 30, 2026 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
JP Morgan	2026.06.18	2026.07.16	~~W~~	15,230	USD 10,000	~~W~~	1,522.95
Nonghyup Bank	2026.06.15	2026.07.09		12,048	USD 8,000		1,506.05
Nonghyup Bank	2026.06.26	2026.07.21		15,457	USD 10,000		1,545.70
Morgan Stanley	2026.06.17	2026.07.14		15,124	USD 10,000		1,512.40
Mizuho Bank	2026.06.26	2026.07.23		15,492	USD 10,000		1,549.20
Shinhan Bank	2026.06.16	2026.07.10		15,125	USD 10,000		1,512.50
Woori Bank	2026.06.26	2026.07.20		15,459	USD 10,000		1,545.85
MUFG	2026.06.11	2026.07.07		15,262	USD 10,000		1,526.20
Kookmin Bank	2026.06.11	2026.07.07		15,263	USD 10,000		1,526.30
Mizuho Bank	2026.06.11	2026.07.07		15,264	USD 10,000		1,526.40
Korea Development Bank	2026.06.16	2026.07.07		13,615	USD 9,000		1,512.78
MUFG	2026.06.16	2026.07.07		12,103	USD 8,000		1,512.90
JP Morgan	2026.06.16	2026.07.07		12,104	USD 8,000		1,513.05
Korea Development Bank	2026.06.29	2026.07.23		10,791	USD 7,000		1,541.62
Deutsche Bank	2026.06.29	2026.07.23		10,793	USD 7,000		1,541.84
MUFG	2026.04.23	2026.07.01		USD 16,826	24,834		1,475.90
MUFG	2026.05.19	2026.07.01		USD 500	753		1,505.80
Nonghyup Bank	2026.06.15	2026.07.20		15,038	USD 10,000		1,503.80
MUFG	2026.06.29	2026.07.02		15,388	USD 10,000		1,538.83
JP Morgan	2026.06.29	2026.07.31		USD 7,452	11,433		1,534.30
MUFG	2026.06.30	2026.07.31		USD 16,826	25,943		1,541.80
MUFG	2026.06.30	2026.07.31		USD 500	771		1,541.80
Bank of America	2026.05.12	2026.07.31		USD 11,985	17,619		1,470.15
JP Morgan	2026.06.11	2026.10.30		USD 9,646	14,674		1,521.32
JP Morgan	2026.06.15	2026.07.02		66,743	USD 44,220		1,509.35
SMBC	2026.06.29	2026.07.28		10,765	USD 7,000		1,537.84
Kyongnam Bank	2026.04.01	2026.07.31		USD 34,445	51,709		1,501.20
Mizuho Bank	2026.06.08	2026.07.07		7,707	USD 5,000		1,541.40
Mizuho Bank	2026.06.29	2026.07.28		10,779	USD 7,000		1,539.85
Busan Bank	2026.06.01	2026.07.07		7,524	USD 5,000		1,504.70
Busan Bank	2026.06.08	2026.07.07		10,835	USD 7,000		1,547.90
Shinhan Bank	2026.06.08	2026.07.07		6,132	USD 4,000		1,533.00
Hana Bank	2026.06.08	2026.07.07		7,768	USD 5,000		1,553.55
MUFG	2026.06.08	2026.09.09		10,750	USD 7,000		1,535.75
Woori Bank	2026.06.26	2026.10.08		4,094	USD 2,670		1,533.50
Shinhan Bank	2026.06.26	2026.09.28		7,668	USD 5,000		1,533.57
Hana Bank	2026.06.26	2026.10.08		7,671	USD 5,000		1,534.19
MUFG	2026.06.29	2026.09.28		9,248	USD 6,000		1,541.40

(3)	Currency swap contracts which are not designated as hedging instruments as of June 30, 2026 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
JP Morgan	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD 100,000	5.13%	5.50%		1,419.10
Hana Bank	2023~2026		256,000	USD 200,000	3.97%	5.38%		1,280.00
Shinhan Bank	2023~2026		192,000	USD 150,000	3.99%	5.38%		1,280.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of June 30, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Kookmin Bank	2023~2026	~~W~~	128,000	USD 100,000	4.03%	5.38%	~~W~~	1,280.00
Korea Development Bank	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
Bank of America	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Standard Chartered	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Woori Bank	2023~2026		192,000	USD 150,000	4.05%	5.38%		1,280.00
Shinhan Bank	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Kookmin Bank	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Korea Development Bank	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
Bank of America	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Standard Chartered	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
IBK Securities Co., Ltd.	2024~2027		199,590	USD 150,000	3.53%	4.88%		1,330.60
Shinhan Bank	2024~2034		138,010	USD 100,000	3.64%	5.13%		1,380.10
Hana Bank	2024~2034		138,010	USD 100,000	3.69%	5.13%		1,380.10
Woori Bank	2024~2034		119,958	USD 86,920	3.74%	5.13%		1,380.10
Kookmin Bank	2025~2028		292,640	USD 200,000	2.99%	Compounded Daily SOFR + 0.62%		1,463.20
Bank of America	2025~2028		219,480	USD 150,000	2.99%	Compounded Daily SOFR + 0.62%		1,463.20
Hana Bank	2025~2028		146,320	USD 100,000	3.00%	Compounded Daily SOFR + 0.62%		1,463.20
Korea Development Bank	2025~2028		73,160	USD 50,000	3.02%	Compounded Daily SOFR + 0.62%		1,463.20
Shinhan Bank	2025~2028		146,320	USD 100,000	3.02%	Compounded Daily SOFR + 0.62%		1,463.20
Shinhan Bank	2025~2030		146,320	USD 100,000	3.18%	4.13%		1,463.20
Hana Bank	2025~2030		438,960	USD 300,000	3.21%	4.13%		1,463.20
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of June 30, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Woori Bank	2022~2027	~~W~~	262,000	USD 200,000	3.62%	4.25%	~~W~~	1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD 100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD 100,000	3.62%	4.25%		1,310.00
Hana Bank	2022~2027		131,000	USD 100,000	3.61%	4.25%		1,310.00
Korea Development Bank	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD 1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD 415,000	5.00%	5.16%		181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD 1,037,000	4.25%	4.51%		166.81
Hana Bank	2024~2028		128,940	USD 100,000	3.73%	5.00%		1,289.40
JP Morgan	2024~2028		128,940	USD 100,000	3.85%	5.00%		1,289.40
Korea Development Bank	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
Korea Development Bank	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
Hana Bank	2024~2029		138,540	USD 100,000	3.15%	4.63%		1,385.40
Shinhan Bank	2024~2029		138,540	USD 100,000	3.15%	4.63%		1,385.40
Kookmin Bank	2024~2029		138,540	USD 100,000	3.16%	4.63%		1,385.40
Woori Bank	2024~2029		138,540	USD 100,000	3.17%	4.63%		1,385.40
Korea Development Bank	2024~2029		138,540	USD 100,000	3.19%	4.63%		1,385.40
Credit Agricole	2025~2028		218,963	HKD 1,166,000	2.85%	4.10%		187.79
Korea Development Bank	2025~2030		556,560	USD 400,000	2.75%	SOFR + 0.79%		1,391.40
Hana Bank	2025~2030		139,140	USD 100,000	2.76%	SOFR + 0.79%		1,391.40
Kookmin Bank	2026~2031		302,000	USD 200,000	4.08%	4.50%		1,510.00
Hana Bank	2026~2031		151,000	USD 100,000	4.08%	4.50%		1,510.00
Korea Development Bank	2026~2031		302,000	USD 200,000	4.09%	4.50%		1,510.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of June 30, 2026 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
Nomura	2017~2037	~~W~~	52,457	EUR	40,000	2.60%	1.70%	1,311.42
Nomura	2017~2037		59,423	SEK	450,000	2.62%	2.36%	132.05
Kookmin Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%	1,142.30
Korea Development Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%	1,142.30
Hana Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%	1,142.30
Korea Development Bank	2022~2027		123,710	USD	100,000	3.41%	3.63%	1,237.10
Woori Bank	2022~2027		123,710	USD	100,000	3.41%	3.63%	1,237.10
JP Morgan	2022~2027		123,710	USD	100,000	3.41%	3.63%	1,237.10
Shinhan Bank	2023~2026		132,930	USD	100,000	4.07%	5.38%	1,329.30
Nonghyup Bank	2023~2026		132,930	USD	100,000	4.05%	5.38%	1,329.30
Kookmin Bank	2023~2026		132,930	USD	100,000	4.07%	5.38%	1,329.30
Woori Bank	2023~2028		259,000	USD	200,000	3.83%	4.88%	1,295.00
Korea Development Bank	2023~2028		129,500	USD	100,000	3.85%	4.88%	1,295.00
Bank of America	2023~2028		64,750	USD	50,000	3.85%	4.88%	1,295.00
Woori Bank	2025~2031		142,900	USD	100,000	2.93%	4.00%	1,429.00
Hana Bank	2025~2031		142,900	USD	100,000	2.93%	4.00%	1,429.00
Shinhan Bank	2025~2031		71,450	USD	50,000	2.94%	4.00%	1,429.00
Bank of America	2025~2031		71,450	USD	50,000	2.94%	4.00%	1,429.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of June 30, 2026 are as follows:

In millions of won and thousands of foreign currencies

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
Nomura (*1)	2018~2038	~~W~~	30,000	3M CD + 0.10%	3.75%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD + 1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD + 0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD + 0.76%
Nomura	2023~2028		250,000	4.13%	3M CD + 0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD + 0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD + 0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD + 0.70%
Hana Bank	2023~2028		200,000	3.95%	3M CD + 0.50%
Shinhan Bank	2024~2029		200,000	3.84%	3M CD + 0.50%
Hana Bank	2024~2027		250,000	3.72%	3M CD + 0.34%
Hana Bank	2024~2027		250,000	3.77%	3M CD + 0.31%
Hana Bank	2024~2027		250,000	3.31%	3M CD + 0.31%
Hana Bank	2024~2027		200,000	3.46%	3M CD + 0.53%
Nomura	2024~2027		200,000	3.38%	3M CD + 0.50%
Hana Bank	2024~2027		300,000	3.18%	3M CD + 0.53%
Hana Bank	2025~2028		200,000	2.86%	3M CD + 0.45%
Hana Bank	2025~2028		200,000	2.85%	3M CD + 0.25%
Shinhan Bank	2025~2026		100,000	3.30%	3M CD + 0.45%
Hana Bank	2025~2030		200,000	3.28%	3M CD + 0.57%
Hana Bank	2025~2030		200,000	3.28%	3M CD + 0.62%
Shinhan Bank	2025~2030		200,000	2.82%	3M CD + 0.50%
Nomura	2017~2032		52,457	2.55% + floating rate	2.60%
Nomura	2017~2032		59,423	2.57% + floating rate	2.62%
Nomura (*2)	2021~2041		30,000	3M CMT + 0.35%	2.60%
Nomura (*3)	2021~2041		50,000	3M CMT + 0.35%	2.38%
MUFG	2022~2048	USD	155,941	3M SOFR	3.71%
Mizuho Capital Markets LLC	2022~2048	USD	155,941	3M SOFR	1.05%
NORD LB Bank	2022~2036	USD	16,121	1.83%	6M SOFR
Rabobank	2022~2036	USD	19,619	1.83%	6M SOFR
Mizuho Capital Markets LLC	2024~2045	USD	76,168	3M USD Synthetic Libor	1.14%

(*1)	Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.
(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

12.	Derivatives, Continued

(6)	Interest rate swap contracts which are designated as hedging instruments as of June 30, 2026 are as follows:

In thousands of foreign currencies

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
Export-Import Bank of Korea	2015~2031	USD 11,021	2.67%	SOFR + 0.43%
ING Bank	2015~2031	USD 27,178	2.67%	SOFR + 0.43%
BNP Paribas	2015~2031	USD 28,994	2.67%	SOFR + 0.43%
BNP Paribas	2009~2027	USD 10,021	4.16%	6M USD Synthetic Libor
KFW	2009~2027	USD 10,021	4.16%	6M USD Synthetic Libor
Export-Import Bank of Korea	2016~2036	USD 48,323	3.00%	6M USD Synthetic Libor
SMTB	2025~2036	JPY 3,431,220	1.82%	6M TIBOR + 0.55%

(7)

Gains and losses on valuation and transaction of derivatives for each of the three and six-month periods ended June 30, 2026 and 2025 are as follows and they are included as finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of Won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*1)
	June 30, 2026			June 30, 2025		June 30, 2026		June 30, 2025		June 30, 2026		June 30, 2025
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Currency forward	~~W~~	(3,324)	721	(4,555)	(1,221)	15,065	37,086	(17,438)	(27,107)	—	—	—	—
Currency swap		231,867	1,113,960	(1,018,448)	(970,626)	48,264	134,473	(173,221)	(127,568)	8,065	23,346	147	22,721
Interest rate swap		(1,699)	61,272	(6,012)	(28,515)	(3,734)	(9,369)	(5,132)	(5,924)	760	1,560	(1,418)	(4,091)
Other derivatives (*2)		—	—	—	8,355	—	—	28,094	37,583	—	—	—	—

	~~W~~	226,844	1,175,953	(1,029,015)	(992,007)	59,595	162,190	(167,697)	(123,016)	8,825	24,906	(1,271)	18,630

(*1)

For each of the six-month periods ended June 30, 2026 and 2025, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~14,230 million and ~~W~~9,469 million, net of tax, are included in other comprehensive income (loss), respectively.

(*2)

The Group entered into a Price Return Swap (PRS) contract to exchange gains or losses arising from fluctuations in the stock price of its subsidiary, KEPCO Engineering & Construction Company, Inc. The settlement of the PRS contract was completed during the year ended December 31, 2025, and in relation to this transaction, the Group recognized a gain on valuation of derivative instruments of ~~W~~8,355 million and a gain on transaction of derivative instruments of ~~W~~3,572 million for the six-month period ended June 30, 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

13.	Loans and Other Financial Instruments

(1)	Other financial assets as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Loans	~~W~~	265,842	891,042	101,773	992,012
Less: allowance for doubtful accounts		(5,156)	(26,207)	(5,191)	(66,807)
Less: present value discount		(866)	(36,500)	(984)	(34,275)

		259,820	828,335	95,598	890,930

Long-term / short-term financial instruments		1,356,293	896,492	1,997,644	884,487

	~~W~~	1,616,113	1,724,827	2,093,242	1,775,417

(2)	Loans as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	32,978	(5,155)	(866)	26,957
Loans for housing		44,590	—	—	44,590
Other loans		188,274	(1)	—	188,273

		265,842	(5,156)	(866)	259,820

Long-term loans
Loans for tuition		317,651	(930)	(36,500)	280,221
Loans for housing		231,225	—	—	231,225
Loans for related parties		327,319	(25,277)	—	302,042
Other loans		14,847	—	—	14,847

		891,042	(26,207)	(36,500)	828,335

	~~W~~	1,156,884	(31,363)	(37,366)	1,088,155

In millions of won	As of December 31, 2025
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	34,290	(5,155)	(984)	28,151
Loans for housing		40,515	—	—	40,515
Other loans		26,968	(36)	—	26,932

		101,773	(5,191)	(984)	95,598

Long-term loans
Loans for tuition		326,941	(983)	(34,275)	291,683
Loans for housing		243,651	—	—	243,651
Loans for related parties		359,519	(24,218)	—	335,301
Other loans		61,901	(41,606)	—	20,295

		992,012	(66,807)	(34,275)	890,930

	~~W~~	1,093,785	(71,998)	(35,259)	986,528

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

13.	Loans and Other Financial Instruments, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	71,998	71,994
Bad debts expense		1,003	(3,455)
Write-off		(41,638)	(447)
Others		—	3,906

Ending balance	~~W~~	31,363	71,998

(4)	Long-term and short-term financial instruments as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	985,646	117,734	1,602,572	155,487
CD		51,621	—	40,000	—
Others		319,026	778,758	355,072	729,000

	~~W~~	1,356,293	896,492	1,997,644	884,487

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

14.	Inventories

Inventories as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	5,626,886	(670)	5,626,216
Merchandises		2,734	—	2,734
Work-in-progress		233,774	—	233,774
Finished goods		59,280	—	59,280
Supplies		3,662,780	—	3,662,780
Inventories-in-transit		1,532,452	—	1,532,452
Other inventories		22,503	—	22,503

	~~W~~	11,140,409	(670)	11,139,739

In millions of won	As of December 31, 2025
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	5,299,493	(670)	5,298,823
Merchandises		3,447	—	3,447
Work-in-progress		213,919	—	213,919
Finished goods		93,379	—	93,379
Supplies		3,564,892	—	3,564,892
Inventories-in-transit		962,337	—	962,337
Other inventories		15,927	—	15,927

	~~W~~	10,153,394	(670)	10,152,724

The reversal of the allowance for loss on inventory valuation included in cost of sales for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 amounts to ~~W~~4,719 million and ~~W~~6,477 million, respectively. The amounts of loss from inventory valuation included in other gains or losses for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 were ~~W~~4,719 million and ~~W~~4,944 million, respectively.

15.	Non-Financial Assets

Non-financial assets as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	653,286	658,998	632,235	634,986
Prepaid expenses		467,397	207,572	416,297	236,141
Others (*1)		668,802	158,648	313,098	142,124

	~~W~~	1,789,485	1,025,218	1,361,630	1,013,251

(*1)	Details of others in non-financial assets as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	264,898	—	107,550	—
Other quick assets		403,904	158,648	205,548	142,124

	~~W~~	668,802	158,648	313,098	142,124

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of June 30, 2026 and December 31, 2025 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of June 30, 2026	As of December 31, 2025
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	51.00%	51.00%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership (*8)	Holding company	Canada	83.76%	80.82%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd. (*9)	Power generation	Korea	82.40%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.99%	99.99%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2026 and December 31, 2025 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of June 30, 2026	As of December 31, 2025
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO ES Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC (*5)	Holding company	USA	69.21%	69.21%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund (*7)	Holding company	Korea	—	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
KOSPO Niles LLC (formerly, Nambu USA LLC)	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd. (*6)	Power generation	Korea	100.00%	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%
Paju Ecoenergy Co., Ltd. (*6)	Power generation	Korea	93.68%	93.68%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2026 and December 31, 2025 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of June 30, 2026	As of December 31, 2025
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.99%	99.99%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*4)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC	Holding company	USA	61.62%	61.62%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	80.96%	80.96%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	62.62%	62.62%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	78.97%
KA Power Limited	Power generation	Pakistan	100.00%	100.00%
Western Power Changgi Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	100.00%
Columboola Solar Farm Hold Co Pty., Ltd. (*3,5)	Power generation	Australia	74.04%	74.04%
Digital Innovation Growth Fund	Holding company	Korea	76.92%	76.92%
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	100.00%
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	100.00%
KOSPO Trumbull LLC	Holding company	USA	100.00%	100.00%
Changjuk Wind Power Co., Ltd.	Power generation	Korea	73.00%	73.00%
Chile Solar JV SpA	Power generation	Chile	100.00%	100.00%
KEPCO KPS South Africa Pty., Ltd.	Utility plant maintenance and others	Republic of South Africa	98.96%	98.96%
KOWEPO Holding Limited	Holding company	United Arab Emirates	100.00%	100.00%
Magna Energy New Industrial Fund	Holding company	Korea	71.30%	71.30%
Columboola Solar Farm Nominees Pty., Ltd. (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Op Trust (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Fin Co Pty., Ltd. (*3)	Holding company	Australia	100.00%	100.00%
EWP ESS Holdings, LLC	Holding company	USA	100.00%	100.00%
Fairhaven ESS LLC	Holding company	USA	100.00%	100.00%
KOSPO Rutile, LLC	Holding company	USA	100.00%	100.00%
KEPCO Yona America LLC	Holding company	USA	100.00%	100.00%
KEPCO SADAWI – FZCO	Holding company	United Arab Emirates	100.00%	100.00%
EWP Yona America LLC	Holding company	USA	100.00%	100.00%
KOMIPO Middle East Energy L.L.C-FZ	Holding company	United Arab Emirates	100.00%	100.00%
Nuclear Energy Industry Growth Fund II	Holding company	Korea	99.99%	99.99%
UI Carbon-Neutrality Fund II	Holding company	Korea	79.80%	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2026 and December 31, 2025 are as follows, continued:

(*1)	Considering treasury stocks, the effective percentage of ownership is 51.24%.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the condensed consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)

As of June 30, 2026, the annual reporting period of all subsidiaries ends on December 31, except for Mira Power Limited, Columboola Solar Farm Hold Co Pty., Ltd., Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust and Columboola Solar Farm Fin Co Pty., Ltd.

(*4)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the condensed consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

(*5)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.
(*6)	The ownership interest changed due to a disproportionate capital reduction with consideration during the year ended December 31, 2025.
(*7)	This entity was liquidated during the six-month period ended June 30, 2026.
(*8)	The ownership interest changed due to a disproportionate paid-in capital increase during the six-month period ended June 30, 2026.
(*9)	The ownership interest changed due to a disproportionate capital reduction with consideration during the six-month period ended June 30, 2026.

(2)	Subsidiaries newly included in the scope of consolidation and subsidiaries excluded from the scope of consolidation during the six-month period ended June 30, 2026 are as follows:

<Subsidiaries included in consolidation during the six-month period ended June 30, 2026>

Subsidiaries	Reason
UI Carbon-Neutrality Fund II	New investment

<Subsidiaries excluded from consolidation during the six-month period ended June 30, 2026>

Subsidiaries	Reason
Songhyun e-New Industry Fund	Liquidation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 is as follows:

In millions of won

As of and for the six-month period ended June 30, 2026
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	78,653,448	50,835,377	8,151,625	2,055,129
Korea South-East Power Co., Ltd.		12,307,538	6,863,341	2,948,417	(58,648)
Korea Midland Power Co., Ltd.		13,926,199	9,659,984	2,600,670	(164,394)
Korea Western Power Co., Ltd.		12,929,653	8,440,345	2,760,959	(53,668)
Korea Southern Power Co., Ltd.		12,465,199	7,327,153	2,612,025	(8,448)
Korea East-West Power Co., Ltd.		12,052,591	6,298,249	2,556,817	56,420
KEPCO Engineering & Construction Company, Inc.		791,895	199,185	216,618	16,829
KEPCO Plant Service & Engineering Co., Ltd.		1,668,619	331,974	770,089	67,138
KEPCO Nuclear Fuel Co., Ltd.		1,073,998	551,699	255,697	30,536
KEPCO KDN Co., Ltd.		753,821	228,401	361,597	12,626
KEPCO International HongKong Ltd.		158,515	—	—	3,712
KEPCO International Philippines Inc.		14,586	—	—	203
KEPCO Gansu International Ltd.		7,739	429	—	661
KEPCO Philippines Holdings Inc.		201,481	1,062	—	11,698
KEPCO Philippines Corporation		3,143	—	—	59
KEPCO Ilijan Corporation		32,867	290	—	(377)
KEPCO Neimenggu International Ltd.		251,205	867	—	12,835
KEPCO Shanxi International Ltd.		865,342	365,736	—	35,755
KOMIPO Global Pte Ltd.		432,393	2,669	—	10,323
KEPCO Netherlands B.V.		154,249	100	—	(44)
KEPCO Australia Pty., Ltd.		365	163	—	(35)
KOSEP Australia Pty., Ltd.		61,631	2,386	—	(311)
KOMIPO Australia Pty., Ltd.		61,508	4,914	12,922	(2,680)
KOWEPO Australia Pty., Ltd.		51,823	16	—	1,668
KOSPO Australia Pty., Ltd.		42,266	16	—	1,518
KEPCO Middle East Holding Company		150,605	155,736	—	(2,692)
Qatrana Electric Power Company		549,514	151,686	15,632	12,277
KHNP Canada Energy Ltd.		300,364	31,105	—	94
KEPCO Bylong Australia Pty., Ltd.		52,430	618,139	—	3,721
Korea Waterbury Uranium Limited Partnership		25,005	91	—	(66)
KEPCO Holdings de Mexico		577	3,457	—	21
KST Electric Power Company, S.A.P.I. de C.V.		674,624	526,679	46,990	6,077
KEPCO Energy Service Company		3,600	1,865	6,600	552
KEPCO Netherlands S3 B.V.		57,847	167	—	673
PT. KOMIPO Pembangkitan Jawa Bali		22,693	3,876	14,572	5,199
PT. Cirebon Power Service		4,120	1,124	5,369	47
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		36,508	13,789	24,087	5,307
EWP America Inc. (*1)		72,920	3,129	13,717	8,144
KNF Canada Energy Limited		2,627	43	—	(34)
EWP Barbados 1 SRL		533,443	369	—	17,921
Gyeonggi Green Energy Co., Ltd.		264,604	344,961	52,957	(9,946)
PT. Tanggamus Electric Power		224,686	129,348	4,101	5,291
Gyeongju Wind Power Co., Ltd.		76,144	30,538	9,115	1,448
KOMIPO America Inc. (*2)		618,695	288,813	8,701	4,681
PT. EWP Indonesia		110,931	15	—	4,040
KEPCO Netherlands J3 B.V.		171,660	6,019	—	29,304
Korea Offshore Wind Power Co., Ltd.		341,324	127,088	17,553	804
Global One Pioneer B.V.		1,887,457	136	—	35,598
Global Energy Pioneer B.V.		566	92	—	(55)
Mira Power Limited		435,552	265,419	1,265	16,326
KOSEP Material Co., Ltd.		7,525	577	2,075	75
KEPCO KPS Philippines Corp.		7,176	1,621	1,201	(1,171)
KOSPO Chile SpA		207,967	96,007	—	(981)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 is as follows, continued:

In millions of won

As of and for the six-month period ended June 30, 2026
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Hee Mang Sunlight Power Co., Ltd.	~~W~~	5,935	2,331	286	45
Fujeij Wind Power Company		243,819	151,938	—	10,825
KOSPO Youngnam Power Co., Ltd.		326,979	213,247	169,608	5,627
Chitose Solar Power Plant LLC		87,552	78,521	7,509	1,321
KEPCO ES Co., Ltd.		336,425	23,454	4,781	3,228
KEPCO Solar Co., Ltd.		245,921	30,278	12,914	4,832
KOSPO Power Services Ltda.		13,618	9,484	9,329	1,694
Energy New Industry Specialized Investment Private Investment Trust (*3)		481,805	10,273	12,324	(16,120)
KOEN Bylong Pty., Ltd.		20	223	—	—
KOMIPO Bylong Pty., Ltd.		20	226	—	(7)
KOWEPO Bylong Pty., Ltd.		20	225	—	—
KOSPO Bylong Pty., Ltd.		12	341	—	(41)
EWP Bylong Pty., Ltd.		19	23	—	—
KOWEPO Lao International		14,980	1,031	6,332	2,725
KEPCO Mangilao Holdings LLC		104,122	53,539	438	(218)
Mangilao Investment LLC		218,705	13,968	—	6,846
KEPCO Mangilao Solar, LLC		235,531	10,142	8,952	1,712
Jeju Hanlim Offshore Wind Co., Ltd.		634,797	556,873	36,379	1,869
PT. Siborpa Eco Power		21,652	7,204	—	(33)
PT. Korea Energy Indonesia		14,385	5,686	8,883	4,330
KOLAT SpA		56,485	374	1,690	342
KEPCO California, LLC		54,222	7,859	355	(419)
KEPCO Mojave Holdings, LLC		101,505	94,905	—	(2,407)
Incheon Fuel Cell Co., Ltd.		213,329	223,727	33,927	(5,963)
KOEN Service Co., Ltd.		9,431	5,325	20,127	461
KOMIPO Service Co., Ltd.		12,230	5,575	22,071	1,591
KOWEPO Service Co., Ltd.		10,635	6,302	23,834	903
KOSPO Service Co., Ltd.		9,015	4,960	17,930	899
EWP Service Co., Ltd.		7,362	4,216	15,460	692
PT. KOMIPO Energy Indonesia		5,589	131	2,570	1,180
KNF Partners Co., Ltd.		3,008	902	3,335	104
KOSPO USA Inc.		937,726	21,748	—	(319)
KOSPO Niles LLC (formerly, Nambu USA LLC)		346,221	1,205	48	125,028
Tamra Offshore Wind Power Co., Ltd.		103,251	59,749	9,539	2,167
KEPCO MCS Co., Ltd.		55,257	57,334	128,494	(9,085)
KEPCO FMS Co., Ltd.		25,025	22,286	58,127	318
Firstkeepers Co., Ltd.		32,608	16,811	53,759	1,971
Secutec Co., Ltd.		20,957	12,793	41,422	330
SE Green Energy Co., Ltd.		111,361	83,266	19,392	2
Mangilao Intermediate Holdings LLC		223,664	126,443	—	(2,229)
KEPCO CSC Co., Ltd.		19,133	10,095	23,254	1,385
KOAK Power Limited		17,384	259	—	(142)
KOMIPO Europe B.V.		97,247	133	351	2,129
Hangang Haenanum Seobu Power Energy Private Special Asset Investment Trust (Haenanum Energy Fund)		7,464	3	594	575
Paju Ecoenergy Co., Ltd.		47,655	2,811	6,423	(1,141)
Guam Ukudu Power LLC		992,895	871,340	22,083	(25,395)
K-SOLAR SHINAN Co., Ltd.		263,504	243,363	18,592	2,522
KPS Partners Co., Ltd.		5,085	2,589	7,820	474
KEPCO E&C Service Co., Ltd.		10,619	1,865	8,945	639

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 is as follows, continued:

In millions of won

As of and for the six-month period ended June 30, 2026
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Moha solar Co., Ltd.	~~W~~	24,332	25,668	—	20
Ogiri Solar Power Co., Ltd.		1,035	21	—	(17)
KHNP USA LLC		61,425	373	649	122
KOMIPO Vanphong Power Service LLC		44,252	2,229	18,942	9,065
Energy Innovation Fund I		41,035	2,325	—	(467)
KHNP Chile SpA		4,953	3,665	—	81
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,389	1,193	100	54
Yeong Yang Corporation Co., Ltd.		1,365	1,183	98	52
SolarVader Co., Ltd.		1,378	1,186	100	54
Yeong Yang Innovation Co., Ltd.		1,359	1,183	94	47
Yeong Yang Horus Photovoltaic Co., Ltd.		1,337	1,183	90	45
Yeong Yang Solar Management Co., Ltd.		1,389	1,186	102	57
LSG Hydro Power Limited		298	3	—	(75)
KOEN Bio Co., Ltd.		1,983	1,468	1,261	69
KOMIPO Iberian Solar Group, S.L.U.		89,739	78,716	—	4,207
Jeongam Wind Power Co., Ltd.		66,229	57,266	4,290	(555)
KOWEPO Europe B.V.		32	4,302	—	(105)
Yeongdeok Sunrise Wind Power Co., Ltd.		107,989	83,548	7,229	1,368
KA Power Limited		6,760	3,471	—	(78)
Western Power Changgi Solar Co., Ltd.		38,900	31,155	4,385	1,399
EWP Australia Pty., Ltd.		57,844	768	491	(2,182)
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		382,846	276,319	9,777	(2,584)
Digital Innovation Growth Fund		8,173	77	—	(1,195)
KEPCO Holding Company		103,221	95,015	—	(668)
KEPCO for Maintenance Company		5,390	10,070	3,292	444
KOSPO Trumbull LLC		501,448	56	—	(13)
Changjuk Wind Power Co., Ltd.		27,494	2,575	3,232	2,143
Chile Solar JV SpA		90,362	75,216	5,004	(1,007)
KEPCO KPS South Africa Pty., Ltd.		17,553	9,481	20,911	(1,521)
KOWEPO Holding Limited		61,108	39,710	—	(89)
KOSPO Rutile, LLC		55,691	388	979	1,120
KEPCO Yona America LLC		—	—	—	—
KEPCO SADAWI – FZCO		201	7	—	(179)
EWP Yona America LLC		—	1	—	(1)
KOMIPO Middle East Energy L.L.C-FZ		1,425	420	—	(11)
Nuclear Energy Industry Growth Fund II		14,040	50	—	(8)

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, UI Carbon-Neutrality Fund II, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 is as follows, continued:

In millions of won

As of and for the year ended December 31, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	76,378,365	49,741,461	15,346,722	1,579,701
Korea South-East Power Co., Ltd.		12,476,339	6,456,780	6,509,651	290,916
Korea Midland Power Co., Ltd.		13,811,313	8,879,106	5,652,535	253,721
Korea Western Power Co., Ltd.		12,912,790	7,923,730	5,464,991	140,365
Korea Southern Power Co., Ltd.		12,392,402	6,686,458	6,100,647	338,992
Korea East-West Power Co., Ltd.		11,759,627	5,449,839	4,983,146	433,932
KEPCO Engineering & Construction Company, Inc.		883,518	258,552	518,768	85,368
KEPCO Plant Service & Engineering Co., Ltd.		1,687,760	350,731	1,545,256	123,796
KEPCO Nuclear Fuel Co., Ltd.		1,077,308	558,433	488,251	50,601
KEPCO KDN Co., Ltd.		721,868	178,913	773,511	54,656
KEPCO International HongKong Ltd.		143,964	—	—	6,256
KEPCO International Philippines Inc.		13,382	1	—	64
KEPCO Gansu International Ltd.		8,347	1,046	—	(58)
KEPCO Philippines Holdings Inc.		224,385	321	—	63,550
KEPCO Philippines Corporation		2,987	4	—	120
KEPCO Ilijan Corporation		30,998	201	—	(2,228)
KEPCO Neimenggu International Ltd.		220,764	119	—	(266)
KEPCO Shanxi International Ltd.		779,800	350,253	—	(5,502)
KOMIPO Global Pte Ltd.		393,031	3,992	—	9,259
KEPCO Netherlands B.V.		143,789	57	—	2,936
KEPCO Australia Pty., Ltd.		389	174	—	(22)
KOSEP Australia Pty., Ltd.		57,023	1,117	19,672	7,192
KOMIPO Australia Pty., Ltd.		58,960	5,264	25,387	9,358
KOWEPO Australia Pty., Ltd.		100,454	38	17,109	4,864
KOSPO Australia Pty., Ltd.		42,150	5,311	17,109	3,666
KEPCO Middle East Holding Company		138,608	138,829	—	(7,010)
Qatrana Electric Power Company		528,581	170,136	30,432	22,596
KHNP Canada Energy Ltd.		247,213	24,175	—	316
KEPCO Bylong Australia Pty., Ltd.		47,486	562,939	—	17,442
Korea Waterbury Uranium Limited Partnership		25,002	64	—	(122)
KEPCO Holdings de Mexico		1,366	3,986	—	154
KST Electric Power Company, S.A.P.I. de C.V.		629,930	498,093	91,552	16,287
KEPCO Energy Service Company		4,733	3,683	15,711	328
KEPCO Netherlands S3 B.V.		77,919	18,595	—	1,706
PT. KOMIPO Pembangkitan Jawa Bali		17,032	3,540	21,982	1,074
PT. Cirebon Power Service		3,724	980	10,612	674
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		43,705	26,213	14,446	3,446
EWP America Inc. (*1)		60,246	2,993	25,064	11,990
KNF Canada Energy Limited		2,445	32	—	(70)
EWP Barbados 1 SRL		479,658	777	—	17,314
Gyeonggi Green Energy Co., Ltd.		236,006	306,417	71,149	(3,822)
PT. Tanggamus Electric Power		213,263	129,988	3,876	7,737
Gyeongju Wind Power Co., Ltd.		84,225	33,877	16,636	3,889
KOMIPO America Inc. (*2)		594,895	286,998	25,586	14,841
PT. EWP Indonesia		103,086	48	—	7,007
KEPCO Netherlands J3 B.V.		173,301	19,880	—	(1,183)
Korea Offshore Wind Power Co., Ltd.		342,516	129,083	43,562	8,209
Global One Pioneer B.V.		1,755,583	99	—	(261)
Global Energy Pioneer B.V.		398	99	—	(184)
Mira Power Limited		404,476	262,983	2,651	33,464
KOSEP Material Co., Ltd.		7,596	555	5,453	1,583
KEPCO KPS Philippines Corp.		7,853	1,326	8,123	967
KOSPO Chile SpA		191,746	86,580	—	5,074

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Hee Mang Sunlight Power Co., Ltd.	~~W~~	5,882	2,323	559	39
Fujeij Wind Power Company		232,988	146,500	—	15,343
KOSPO Youngnam Power Co., Ltd.		330,664	220,060	315,616	3,322
Chitose Solar Power Plant LLC		84,332	77,481	15,122	2,674
KEPCO ES Co., Ltd.		336,045	23,142	9,516	6,320
KEPCO Solar Co., Ltd.		243,087	28,763	23,412	7,023
KOSPO Power Services Ltda.		12,674	10,361	16,919	403
Energy New Industry Specialized Investment Private Investment Trust (*3)		543,694	5,879	—	49,341
KOEN Bylong Pty., Ltd.		17	201	—	(18)
KOMIPO Bylong Pty., Ltd.		18	197	—	(8)
KOWEPO Bylong Pty., Ltd.		18	203	—	(24)
KOSPO Bylong Pty., Ltd.		193	453	—	(24)
EWP Bylong Pty., Ltd.		18	21	—	(4)
KOWEPO Lao International		21,202	1,085	12,712	5,021
KEPCO Mangilao Holdings LLC		97,123	49,828	844	1,764
Mangilao Investment LLC		208,610	19,622	—	(19,432)
KEPCO Mangilao Solar, LLC		213,916	741	17,346	2,961
Jeju Hanlim Offshore Wind Co., Ltd.		633,525	555,268	80,467	12,289
PT. Siborpa Eco Power		17,564	4,083	—	(62)
PT. Korea Energy Indonesia		8,462	5,142	8,227	760
KOLAT SpA		53,759	377	2,963	1,061
KEPCO California, LLC		50,809	7,248	672	(518)
KEPCO Mojave Holdings, LLC		95,077	88,595	—	(4,491)
Incheon Fuel Cell Co., Ltd.		212,662	217,098	75,963	(20,384)
KOEN Service Co., Ltd.		8,055	4,959	41,138	171
KOMIPO Service Co., Ltd.		11,114	6,010	40,652	1,560
KOWEPO Service Co., Ltd.		10,223	6,762	44,485	271
KOSPO Service Co., Ltd.		7,875	4,718	34,049	593
EWP Service Co., Ltd.		7,234	4,462	29,819	1,296
PT. KOMIPO Energy Indonesia		5,855	1,616	5,425	1,421

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16. Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 is as follows, continued:

In millions of won

As of and for the year ended December 31, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KNF Partners Co., Ltd.	~~W~~	3,222	1,220	7,416	429
KOSPO USA Inc.		853,452	509	—	(5,976)
KOSPO Niles LLC		353,430	1,077	532	33,255
Tamra Offshore Wind Power Co., Ltd.		102,795	64,577	16,720	281
KEPCO MCS Co., Ltd.		63,700	54,752	280,479	(19,492)
KEPCO FMS Co., Ltd.		23,883	21,889	117,234	220
Firstkeepers Co., Ltd.		27,337	14,052	102,366	4,563
Secutec Co., Ltd.		18,000	12,273	81,175	431
SE Green Energy Co., Ltd.		120,726	92,633	38,335	(407)
Mangilao Intermediate Holdings LLC		212,243	119,591	—	(8,057)
KEPCO CSC Co., Ltd.		20,227	12,573	50,773	2,084
KOAK Power Limited		16,089	126	—	(170)
KOMIPO Europe B.V.		91,488	89	1,214	(3,124)
Hangang Haenanum Seobu Power Energy Private Special Asset Investment Trust (Haenanum Energy Fund)		7,416	3	951	902
Paju Ecoenergy Co., Ltd.		60,776	2,791	16,199	1,477
Guam Ukudu Power LLC		922,687	793,769	31,801	(34,266)
K-SOLAR SHINAN Co., Ltd.		265,222	248,630	33,441	746
KPS Partners Co., Ltd.		4,300	2,422	14,787	238
KEPCO E&C Service Co., Ltd.		10,278	2,208	16,789	1,321
Moha solar Co., Ltd.		25,401	26,861	—	985
Ogiri Solar Power Co., Ltd.		1,052	21	—	(22)
KHNP USA LLC		59,782	391	1,244	157
KOMIPO Vanphong Power Service LLC		35,596	5,201	30,289	7,091
Energy Innovation Fund I		43,596	1,194	—	(790)
KHNP Chile SpA		4,650	3,433	—	(48)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,379	1,237	208	44
Yeong Yang Corporation Co., Ltd.		1,356	1,227	204	40
SolarVader Co., Ltd.		1,368	1,230	206	42
Yeong Yang Innovation Co., Ltd.		1,356	1,227	200	36
Yeong Yang Horus Photovoltaic Co., Ltd.		1,337	1,228	192	28

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 is as follows, continued:

In millions of won

As of and for the year ended December 31, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Yeong Yang Solar Management Co., Ltd.	~~W~~	1,376	1,230	213	49
LSG Hydro Power Limited		350	4	—	(250)
KOEN Bio Co., Ltd.		1,371	925	1,872	(35)
KOMIPO Iberian Solar Group, S.L.U.		76,791	74,519	—	(6,552)
Jeongam Wind Power Co., Ltd.		68,826	59,308	8,189	(1,084)
KOWEPO Europe B.V.		51	4,036	—	(145)
Yeongdeok Sunrise Wind Power Co., Ltd.		109,860	84,334	11,908	(617)
KA Power Limited		6,373	3,258	—	(31)
Western Power Changgi Solar Co., Ltd.		38,918	32,572	6,485	(109)
EWP Australia Pty., Ltd.		54,134	461	—	(16,420)
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		348,779	247,899	12,210	(22,288)
Digital Innovation Growth Fund		9,506	215	—	1,650
KEPCO Holding Company		201,433	197,847	—	(56)
KEPCO for Maintenance Company		4,522	1,307	8,920	3,889
KOSPO Trumbull LLC		466,732	—	—	359
Changjuk Wind Power Co., Ltd.		25,394	2,618	6,921	657
Chile Solar JV SpA		91,608	73,301	8,079	2,419
KEPCO KPS South Africa Pty., Ltd.		18,991	10,106	30,900	1,979
KOWEPO Holding Limited		21,077	1,072	—	11,875
KOSPO Rutile, LLC		50,508	112	373	557
KEPCO Yona America LLC		—	—	—	—
KEPCO SADAWI – FZCO		389	—	—	(83)
EWP Yona America LLC		—	—	—	—
KOMIPO Middle East Energy L.L.C-FZ		1,327	380	—	(7)
Nuclear Energy Industry Growth Fund II		7,004	7	—	(3)

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on the Group’s abilities to its subsidiaries as of June 30, 2026 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~10 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.

KOSPO Youngnam Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, payments to the contracting party may be restricted depending on the financial management priority of the contract. The Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest on subordinated loans or dividends and settlement amounts for renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. The Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior written consent of financial institutions.

Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.

Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Columboola Solar Farm Hold Co Pty., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Guam Ukudu Power LLC	Dividends may be payable only when all conditions of the loan agreement are satisfied. Disposing or transferring assets either as a whole or as a part is restricted, and the Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior consent of other stakeholders including financial institutions.

Mira Power Limited	The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.

Chile Solar JV SpA	The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.

K-SOLAR SHINAN Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders until five years have elapsed after the commencement of the operation.

Western Power Changgi Solar Co., Ltd.	Principals and interest on subordinated loans or dividends to investors are only payable when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, the Group’s equity interest may not be transferred either wholly or partially without prior written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on the Group’s abilities to its subsidiaries as of June 30, 2026 are as follows, continued:

Company	Nature and extent of any significant restrictions

Chitose Solar Power Plant LLC	Capital expenditure may be incurred only upon prior consent of financial institutions. The issuance of securities to third parties, including current investors, is restricted, and the amount of paid-in capital cannot either increase, be written off or decrease.

Mangilao Intermediate Holdings LLC	Changes or termination of the O&M contract may not be made without the prior written consent of the majority of the lenders, and dividends can be paid only after repayment of the loan is completed.

Fujeij Wind Power Company	Incurring additional borrowings not specified in the loan agreement, or changing the PPA schedule without the lender’s prior written consent is restricted. In addition, capital acquisition and new share issuance other than dividends payment to investors are restricted.

Qatrana Electric Power Company	Dividends payment, repayment of capital investment, and settlement for O&M can only be made when all conditions of the loan agreement are satisfied and prior consent of financial institutions is obtained.

KST Electric Power Company, S.A.P.I. de C.V.	Disposal of assets exceeding $5 million per year is restricted, and the debt ratio is required to be maintained below 90%. Additionally, capital and cost expenditures that do not meet the conditions in the loan agreement are restricted.

(5)	As of June 30, 2026, the Group has following commitments unrecognized in relation to its subsidiaries as per its shareholders’ agreements:

Company	Unrecognized commitments
Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.

Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Group has a right to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking into account financial conditions, business conditions, and other circumstances.

Columboola Solar Farm Hold Co Pty., Ltd.	The Group holds a call option to purchase the shares held by another shareholder at 80% of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-company eliminations as of and for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won

As of and for the six-month period ended June 30, 2026
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	32,091	996,764	456,811	1,428,746	2,914,412
Non-current assets		776	671,855	335,084	4,570,361	5,578,076
Current liabilities		(290)	(326,489)	(195,027)	(1,099,400)	(1,621,206)
Non-current liabilities		—	(5,485)	(4,158)	(2,600,279)	(2,609,922)
Net assets		32,577	1,336,645	592,710	2,299,428	4,261,360
Book value of non-controlling interests		15,963	654,956	289,006	209,459	1,169,384
Sales		—	770,089	216,618	621,754	1,608,461
Profit for the period		(377)	67,138	16,829	89,044	172,634
Profit for the period attributable to non-controlling interests		(185)	32,898	8,206	(4,427)	36,492
Cash flows from operating activities		(292)	(17,927)	(23,462)	472,196	430,515
Cash flows from investing activities		(2)	122,348	70,304	(27,353)	165,297
Cash flows from financing activities before dividends to non-controlling interests		—	(46,918)	(26,749)	(314,444)	(388,111)
Dividends to non-controlling interests		—	(36,405)	(24,987)	(1,103)	(62,495)
Effect of exchange rate fluctuation		2,186	1,751	102	15,312	19,351
Net increase (decrease) in cash and cash equivalents		1,892	22,849	(4,792)	144,608	164,557

In millions of won
As of and for the year ended December 31, 2025
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	30,284	987,560	540,208	1,285,167	2,843,219
Non-current assets		714	700,200	343,310	4,508,792	5,553,016
Current liabilities		(201)	(344,162)	(253,981)	(1,025,572)	(1,623,916)
Non-current liabilities		—	(6,569)	(4,571)	(2,594,928)	(2,606,068)
Net assets		30,797	1,337,029	624,966	2,173,459	4,166,251
Book value of non-controlling interests		15,091	655,144	304,734	178,033	1,153,002
Sales		—	1,545,256	518,768	1,157,679	3,221,703
Profit for the period		(2,228)	123,796	85,368	108,860	315,796
Profit for the period attributable to non-controlling interests		(1,092)	60,660	41,625	20,545	121,738
Cash flows from operating activities		(1,752)	136,753	26,999	378,589	540,589
Cash flows from investing activities		22	30,866	(7,722)	(111,354)	(88,188)
Cash flows from financing activities before dividends to non-controlling interests		(24,464)	(70,264)	(20,479)	(202,212)	(317,419)
Dividends to non-controlling interests		—	(54,441)	(18,530)	(9,342)	(82,313)
Effect of exchange rate fluctuation		(1,603)	(670)	(35)	(4,794)	(7,102)
Net increase (decrease) in cash and cash equivalents		(27,797)	42,244	(19,767)	50,887	45,567

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Acquisition cost	~~W~~	101,975	101,885
Less: accumulated impairment		(2,582)	(2,582)

Carrying book value	~~W~~	99,393	99,303

(ii)	Changes in goodwill for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	101,885	—	—	—	90	101,975
Less: accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	~~W~~	99,303	—	—	—	90	99,393

In millions of won	For the year ended December 31, 2025
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	101,761	—	—	—	124	101,885
Less: accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	~~W~~	99,179	—	—	—	124	99,303

(8)	Disposals of subsidiaries

The Group completed the liquidation of Songhyun e-New Industry Fund during the six-month period ended June 30, 2026. In addition, the Group disposed of a portion of its equity interest in Commerce and Industry Energy Co., Ltd. and reclassified it from a subsidiary to an associate during the year ended December 31, 2025. Also, the Group completed the liquidation of J Wind First, LLC and Sprott Chile Solar I SpA during the year ended December 31, 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,491,023
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	83,816
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	264,247
Daeryun Power Co., Ltd. (*3)	Power generation	Korea	6.85%		46,373	36,803
SPC Power Corporation (*4)	Power generation	Philippines	38.00%		20,635	117,455
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	909,752
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	177,198
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	37,500
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	720,023
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	209,834
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	80,452
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	266,316
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	228,099
Shin Pyeongtaek Power Co., Ltd. (*16)	Power generation	Korea	48.60%		72,000	136,802
Dongducheon Dream Power Co., Ltd. (*5)	Power generation	Korea	33.61%		148,105	104,219
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	296,081
Nepal Water & Energy Development Company Private Limited (*6,19)	Construction and operation of utility plant	Nepal	55.67%		110,332	193,164
Indeck Niles Development, LLC	Overseas investment business	USA	50.00%		249,274	264,730
Saemangeum Sebit Power Plant Co., Ltd. (*7)	Power generation	Korea	55.14%		21,037	38,657
PT. Cirebon Energi Prasarana (*8)	Power generation	Indonesia	10.00%		26,710	105,244
Shinan-Ui Offshore Wind Power Co., Ltd. (*8)	Power generation	Korea	18.84%		96,100	92,678
Others (Taebaek Guinemi Wind Power Co., Ltd. and 88 others)					268,218	337,991

					3,510,998	7,192,084

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Overseas investment business	Netherlands	49.00%		44,405	94,616
KEPCO SPC Power Corporation (*4,10)	Construction and operation of utility plant	Philippines	60.00%		94,579	121,337
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	237,991
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	55,950
Rabigh Electricity Company (*9)	Power generation	Saudi Arabia	40.00%		109,743	307,832
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	459,688
Amman Asia Electric Power Company (*10)	Power generation	Jordan	60.00%		111,476	277,264
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	36,669
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	663,795
Kelar S.A. (*14)	Power generation	Chile	65.00%		78,060	174,581
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	105,495
Barakah One Company (*11)	Power generation	UAE	18.00%		1,794,166	1,737,112
Daegu Green Power Co., Ltd. (*12)	Power generation	Korea	29.00%		46,225	32,962
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	27,958
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	53,378
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	81,422
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	48,958
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	55,401
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	59,934
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	263,409
Cheongna Energy Co., Ltd. (*13)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	79,437
Naepo Green Energy Co., Ltd. (*17)	Power generation	Korea	29.20%		29,200	70,984
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		296,872	556,723
Prime Swedish Holding AB	Overseas investment business	Sweden	45.00%		35,410	41,964
Namyangju Combined Heat and Power Co., Ltd. (*14)	Generating and distributing vapor and hot/cold water	Korea	70.10%		149,313	146,592

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2026 and December 31, 2025 are as follows, continued:

In millions of won	As of June 30, 2026
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Trumbull Development Partners, LLC (*15)	Overseas investment business	USA	56.23%	~~W~~	442,880	461,983
Grove Energy Capital IV, LLC (*18)	Overseas investment business	USA	16.00%		58,900	51,768
Others (Dangjin Ecopower Co., Ltd. and 99 others)					697,415	713,161

					5,030,940	7,018,364

				~~W~~	8,541,938	14,210,448

(*1)	The effective percentage of ownership, including the effect of hybrid bond, is 21.66%.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*4)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of June 30, 2026.
(*5)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*7)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*8)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the critical decisions related to finance and operation.

(*9)

The effective percentage of ownership is less than 50%. However, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*10)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*11)

The effective percentage of ownership is less than 50%. However, all critical financial and operating decisions must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*12)

Although the nominal percentage of ownership of Daegu Green Power Co., Ltd. is 29.00%, the effective percentage of ownership is 54.2%, considering the interest of financial investors as a liability component. In addition, the entity was classified as a joint venture considering the minimum board voting-right requirement for decisions on significant financial and operating policies under the joint shareholders’ agreement.

(*13)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture because decisions on relevant activities require the unanimous consent of all parties.

(*14)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s critical financial and operating decisions require unanimous agreement of members in the board of directors.

(*15)

Although the Group’s ownership interest exceeds 50%, the investee is classified as a joint venture considering the minimum required board voting rights for significant financial and operating policies under the joint agreement between shareholders.

(*16)	The nominal ownership percentage of Shin Pyeongtaek Power Co., Ltd. is 48.6%, and the effective ownership percentage considering redeemable convertible preferred shares is 40%.
(*17)

Although the Group’s ownership percentage is less than 50%, it is classified as a joint venture considering the minimum required voting rights at the board of directors for significant financial and operating policies under the joint agreement between shareholders.

(*18)	Although the Group’s ownership percentage is less than 50%, it is classified as a joint venture as unanimous consent is required for decisions on relevant activities.
(*19)	The Group’s ownership percentage changed due to a disproportionate capital increase by a financial investor during the six-month period ended June 30, 2026.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2026 and December 31, 2025 are as follows, continued:

In millions of won	As of December 31, 2025
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,283,535
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	86,549
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	262,069
Daeryun Power Co., Ltd. (*3)	Power generation	Korea	6.85%		46,373	34,475
SPC Power Corporation (*4)	Power generation	Philippines	38.00%		20,635	107,067
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	812,292
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	162,112
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	36,516
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	731,714
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	200,335
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	65,612
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	276,085
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	227,683
Shin Pyeongtaek Power Co., Ltd. (*16)	Power generation	Korea	48.60%		72,000	148,586
Dongducheon Dream Power Co., Ltd. (*5)	Power generation	Korea	33.61%		148,105	102,321
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	286,796
Nepal Water & Energy Development Company Private Limited (*6,18)	Construction and operation of utility plant	Nepal	66.10%		110,332	192,705
Indeck Niles Development, LLC	Holding company	USA	50.00%		249,274	363,675
Saemangeum Sebit Power Plant Co., Ltd. (*7)	Power generation	Korea	55.14%		21,037	37,662
PT. Cirebon Energi Prasarana (*8)	Power generation	Indonesia	10.00%		26,710	94,005
Others (Taebaek Guinemi Wind Power Co., Ltd. and 86 others)					261,969	339,662

				~~W~~	3,408,649	6,851,456

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2026 and December 31, 2025 are as follows, continued:

In millions of won	As of December 31, 2025
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%	~~W~~	44,405	82,230
KEPCO SPC Power Corporation (*4,10)	Construction and operation of utility plant	Philippines	60.00%		94,579	119,443
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	212,130
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	49,501
Rabigh Electricity Company (*9)	Power generation	Saudi Arabia	40.00%		109,743	285,805
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	412,277
Amman Asia Electric Power Company (*10)	Power generation	Jordan	60.00%		111,476	274,751
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	36,703
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	566,700
Kelar S.A. (*14)	Power generation	Chile	65.00%		78,060	153,294
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	98,221
Barakah One Company (*11)	Power generation	UAE	18.00%		1,794,166	1,672,507
Daegu Green Power Co., Ltd. (*12)	Power generation	Korea	29.00%		46,225	31,119
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	29,258
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	48,675
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	80,631
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	48,831
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	54,825
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	61,113
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	225,828
Cheongna Energy Co., Ltd. (*13)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	67,846
Naepo Green Energy Co., Ltd. (*17)	Power generation	Korea	29.20%		29,200	59,242
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		296,872	494,403
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	38,664
Namyangju Combined Heat and Power Co., Ltd. (*14)	Generating and distributing vapor and hot/cold water	Korea	70.10%		149,313	147,146
Trumbull Development Partners, LLC (*15)	Holding company	USA	56.23%		415,467	439,268
Others (Dangjin Eco Power Co., Ltd. and 95 others)					703,432	721,921

					4,950,644	6,512,332

				~~W~~	8,359,293	13,363,788

(*1)	The effective percentage of ownership, including the effect of hybrid bond, is 21.66%.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*4)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of December 31, 2025.
(*5)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*7)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*8)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the critical decisions related to finance and operation.

(*9)

The effective percentage of ownership is less than 50%. However, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*10)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2026 and December 31, 2025 are as follows, continued:

(*11)	The effective percentage of ownership is less than 50%. However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as a joint venture.
(*12)

Although the nominal percentage of ownership of Daegu Green Power Co., Ltd. is 29.00%, the effective percentage of ownership is 54.2%, considering the interest of financial investors as a liability component. In addition, the entity was classified as a joint venture considering the minimum board voting-right requirement for decisions on significant financial and operating policies under the joint shareholders’ agreement.

(*13)

Although the Group’s effective percentage of ownership is more than 50%, However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as a joint venture.

(*14)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s critical financial and operating decisions require unanimous agreement of members in the board of directors.

(*15)

Although the Group’s ownership interest exceeds 50%, the investee is classified as a joint venture considering the minimum required board voting rights for significant financial and operating policies under the joint agreement between shareholders.

(*16)	The nominal ownership percentage of Shin Pyeongtaek Power Co., Ltd. is 48.6%, and the effective ownership percentage considering redeemable convertible preferred shares is 40%.
(*17)

Although the Group’s ownership percentage is less than 50%, it is classified as a joint venture considering the minimum required voting rights at the board of directors for significant financial and operating policies under the joint agreement between shareholders.

(*18)	The Group’s ownership percentage changed due to a disproportionate capital increase by a financial investor during the year ended December 31, 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair values of investments in associates which are actively traded in an open market as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won

Investees	As of June 30, 2026		As of December 31, 2025
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	109,855	98,511
Korea Gas Corporation		603,855	742,770
SPC Power Corporation		152,896	134,901
PT. Bayan Resources TBK		6,580,800	8,959,467

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won

For the six-month period ended June 30, 2026
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	2,283,535	—	—	(21,811)	192,284	35,967	1,048	2,491,023
Hyundai Green Power Co., Ltd.		86,549	—	—	(3,555)	822	—	—	83,816
Korea Power Exchange		262,069	—	—	—	2,178	—	—	264,247
Daeryun Power Co., Ltd.		34,475	—	—	—	2,327	—	1	36,803
SPC Power Corporation		107,067	—	—	—	6,657	3,731	—	117,455
Gemeng International Energy Co., Ltd.		812,292	—	—	(40,867)	46,552	91,775	—	909,752
PT. Cirebon Electric Power		162,112	—	—	—	2,928	12,158	—	177,198
PT Wampu Electric Power		36,516	—	—	(2,048)	555	2,477	—	37,500
PT. Bayan Resources TBK		731,714	—	—	(153,194)	82,955	58,600	(52)	720,023
S-Power Co., Ltd.		200,335	—	—	—	9,499	—	—	209,834
Xe-Pian Xe-Namnoy Power Co., Ltd.		65,612	—	—	—	9,306	5,534	—	80,452
Goseong Green Power Co., Ltd.		276,085	—	—	—	(9,769)	—	—	266,316
Gangneung Eco Power Co., Ltd.		227,683	—	—	—	416	—	—	228,099
Shin Pyeongtaek Power Co., Ltd.		148,586	—	—	(8,000)	(3,784)	—	—	136,802
Dongducheon Dream Power Co., Ltd.		102,321	—	—	—	1,898	—	—	104,219
GS Donghae Electric Power Co., Ltd.		286,796	—	—	—	9,285	—	—	296,081
Nepal Water & Energy Development Company Private Limited		192,705	—	—	—	(13,554)	14,013	—	193,164
Indeck Niles Development, LLC		363,675	—	—	(125,149)	46,362	(20,158)	—	264,730
Saemangeum Sebit Power Plant Co., Ltd.		37,662	—	—	—	995	—	—	38,657
PT. Cirebon Energi Prasarana		94,005	—	—	—	2,904	8,335	—	105,244
Shinan-Ui Offshore Wind Power Co., Ltd.		—	96,100	—	—	(6,407)	—	2,985	92,678
Others (Taebaek Guinemi Wind Power Co., Ltd. and 89 others)		339,662	9,516	(2,868)	(19,226)	5,993	5,377	(463)	337,991

		6,851,456	105,616	(2,868)	(373,850)	390,402	217,809	3,519	7,192,084

<Joint ventures>
Shuweihat Asia Power Investment B.V.		82,230	—	—	—	1,944	10,442	—	94,616
KEPCO SPC Power Corporation		119,443	—	—	(5,942)	3,842	3,994	—	121,337
Datang Chifeng Renewable Power Co., Ltd.		212,130	—	—	(13,830)	2,365	37,326	—	237,991
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		49,501	—	—	—	927	5,522	—	55,950
Rabigh Electricity Company		285,805	—	—	—	(1,293)	23,320	—	307,832
Jamaica Public Service Company Limited		412,277	—	—	—	16,155	31,256	—	459,688
Amman Asia Electric Power Company		274,751	—	—	(28,450)	10,163	20,800	—	277,264
Chun-cheon Energy Co., Ltd.		36,703	—	—	—	(34)	—	—	36,669
Nghi Son 2 Power LLC		566,700	—	—	—	40,996	56,099	—	663,795
Kelar S.A.		153,294	—	—	—	9,528	11,513	246	174,581
PT. Tanjung Power Indonesia		98,221	—	—	(4,620)	4,129	8,932	(1,167)	105,495
Barakah One Company		1,672,507	—	—	(35,691)	(6,473)	106,769	—	1,737,112
Daegu Green Power Co., Ltd.		31,119	—	—	—	1,843	—	—	32,962
Yeonggwang Wind Power Co., Ltd.		29,258	—	—	—	(1,300)	—	—	27,958
South Jamaica Power Company Limited		48,675	—	—	(1,155)	2,241	3,617	—	53,378
RE Holiday Holdings LLC		80,631	—	—	—	(4,843)	5,634	—	81,422
RE Pioneer Holdings LLC		48,831	—	—	—	(3,422)	3,549	—	48,958
RE Barren Ridge 1 Holdings LLC		54,825	—	—	(1,484)	(1,919)	3,979	—	55,401
Solar Philippines Calatagan Corporation		61,113	—	—	(6,351)	3,176	1,996	—	59,934
PT Barito Wahana Tenaga		225,828	—	—	—	18,505	19,076	—	263,409

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows, continued:

In millions of won

For the six-month period ended June 30, 2026
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Cheongna Energy Co., Ltd.	~~W~~	67,846	—	—	—	11,591	—	—	79,437
Naepo Green Energy Co., Ltd.		59,242	—	—	(11,972)	23,714	—	—	70,984
OneEnergy Asia Limited		494,403	—	—	—	22,500	39,820	—	556,723
Prime Swedish Holding AB		38,664	—	—	—	2,310	990	—	41,964
Namyangju Combined Heat and Power Co., Ltd.		147,146	—	—	—	(554)	—	—	146,592
Trumbull Development Partners, LLC		439,268	27,413	—	—	(39,200)	34,502	—	461,983
Grove Energy Capital IV, LLC		—	58,900	—	—	(8,588)	1,456	—	51,768
Others (Dangjin Ecopower Co., Ltd. and 101 others)		721,921	27,560	(3,159)	(18,403)	11,646	19,111	(45,515)	713,161

		6,512,332	113,873	(3,159)	(127,898)	119,949	449,703	(46,436)	7,018,364

	~~W~~	13,363,788	219,489	(6,027)	(501,748)	510,351	667,512	(42,917)	14,210,448

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows, continued:

In millions of won

For the year ended December 31, 2025
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	2,289,304	—	—	(27,500)	28,811	(5,964)	(1,116)	2,283,535
Hyundai Green Power Co., Ltd.		87,393	—	—	(3,555)	2,678	—	33	86,549
Korea Power Exchange		273,962	—	—	—	(5,173)	—	(6,720)	262,069
Daeryun Power Co., Ltd.		31,093	—	—	—	3,381	—	1	34,475
SPC Power Corporation		107,574	—	—	(16,876)	20,767	(4,398)	—	107,067
Gemeng International Energy Co., Ltd.		728,338	—	—	(19,510)	87,732	15,732	—	812,292
PT. Cirebon Electric Power		157,530	—	—	—	8,270	(3,688)	—	162,112
PT Wampu Electric Power		39,268	—	—	(3,928)	1,699	(523)	—	36,516
PT. Bayan Resources TBK		717,376	—	—	(109,528)	142,742	(18,784)	(92)	731,714
S-Power Co., Ltd.		180,372	—	—	—	19,962	1	—	200,335
Xe-Pian Xe-Namnoy Power Co., Ltd.		73,065	—	—	—	(4,845)	(2,608)	—	65,612
Goseong Green Power Co., Ltd.		284,542	—	—	—	(8,457)	—	—	276,085
Gangneung Eco Power Co., Ltd.		241,814	—	—	—	(14,131)	—	—	227,683
Shin Pyeongtaek Power Co., Ltd.		139,059	—	—	—	9,523	—	4	148,586
Dongducheon Dream Power Co., Ltd.		91,351	—	—	—	10,975	—	(5)	102,321
GS Donghae Electric Power Co., Ltd.		279,432	—	—	(12,029)	19,675	—	(282)	286,796
Nepal Water & Energy Development Company Private Limited		170,955	—	—	—	25,028	(3,278)	—	192,705
Indeck Niles Development, LLC		370,970	—	—	(37,126)	60,484	(30,653)	—	363,675
Saemangeum Sebit Power Plant Co., Ltd.		37,110	—	—	—	552	—	—	37,662
PT. Cirebon Energi Prasarana		96,846	—	—	—	3,341	(6,182)	—	94,005
Others (Taebaek Guinemi Wind Power Co., Ltd. and 86 others)		307,400	15,109	(1,791)	(15,384)	32,434	11	1,883	339,662

		6,704,754	15,109	(1,791)	(245,436)	445,448	(60,334)	(6,294)	6,851,456

<Joint ventures>
Shuweihat Asia Power Investment B.V.		86,450	—	—	(1,087)	1,699	(4,832)	—	82,230
KEPCO SPC Power Corporation		159,139	—	—	(39,832)	6,106	(5,970)	—	119,443
Datang Chifeng Renewable Power Co., Ltd.		204,516	—	—	—	3,974	3,640	—	212,130
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		48,325	—	—	—	330	846	—	49,501
Rabigh Electricity Company		269,893	—	—	(1,696)	28,441	(10,833)	—	285,805
Jamaica Public Service Company Limited		412,616	—	—	(9,700)	14,193	(5,435)	603	412,277
Amman Asia Electric Power Company		268,864	—	—	—	17,500	(11,613)	—	274,751
Chun-cheon Energy Co., Ltd.		36,599	—	—	—	104	—	—	36,703
Nghi Son 2 Power LLC		563,079	—	—	—	44,061	(40,440)	—	566,700
Kelar S.A.		152,367	—	—	—	7,027	(6,100)	—	153,294
PT. Tanjung Power Indonesia		100,580	—	—	(4,785)	7,202	(4,229)	(547)	98,221
Barakah One Company		—	1,794,047	—	—	(92,162)	(29,378)	—	1,672,507
Daegu Green Power Co., Ltd.		30,513	—	—	—	583	—	23	31,119
Yeonggwang Wind Power Co., Ltd.		26,146	—	—	—	3,112	—	—	29,258
South Jamaica Power Company Limited		48,760	—	—	(3,618)	4,568	(1,035)	—	48,675
RE Holiday Holdings LLC		89,780	—	—	—	(6,460)	(2,689)	—	80,631
RE Pioneer Holdings LLC		55,622	—	—	—	(5,430)	(1,361)	—	48,831
RE Barren Ridge 1 Holdings LLC		59,806	—	—	(1,663)	(1,781)	(1,537)	—	54,825
Solar Philippines Calatagan Corporation		63,695	—	—	(6,480)	6,258	(2,360)	—	61,113
PT Barito Wahana Tenaga		207,565	—	—	—	37,915	(19,652)	—	225,828
Cheongna Energy Co., Ltd.		46,158	—	—	—	21,688	—	—	67,846

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows, continued:

In millions of won

For the year ended December 31, 2025
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Naepo Green Energy Co., Ltd.	~~W~~	48,031	—	—	(13,432)	24,643	—	—	59,242
OneEnergy Asia Limited		465,349	38,861	—	—	26,030	(35,837)	—	494,403
Prime Swedish Holding AB		37,559	—	—	(203)	(2,301)	3,609	—	38,664
Namyangju Combined Heat and Power Co., Ltd.		51,768	95,336	—	—	36	6	—	147,146
Trumbull Development Partners, LLC		355,379	110,631	—	—	(11,696)	(15,046)	—	439,268
Others (Dangjin Ecopower Co., Ltd. and 98 others)		692,781	52,542	(11,708)	(18,271)	19,587	(23,183)	10,173	721,921

		4,581,340	2,091,417	(11,708)	(100,767)	155,227	(213,429)	10,252	6,512,332

	~~W~~	11,286,094	2,106,526	(13,499)	(346,203)	600,675	(273,763)	3,958	13,363,788

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 is as follows:

In millions of won
As of and for the six-month period ended June 30, 2026
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	52,346,044	40,589,801	19,310,167	887,143
Hyundai Green Power Co., Ltd.		628,599	237,370	54,979	5,024
Korea Power Exchange		348,327	84,080	55,340	2,519
Daeryun Power Co., Ltd.		1,114,337	565,101	234,449	31,751
SPC Power Corporation		354,707	45,618	31,772	17,614
Gemeng International Energy Co., Ltd.		9,172,831	5,975,568	1,509,824	94,999
PT. Cirebon Electric Power		765,459	121,105	155,651	10,646
PT Wampu Electric Power		193,317	111,798	1,511	1,206
PT. Bayan Resources TBK		5,669,214	1,843,643	2,582,073	608,763
S-Power Co., Ltd.		663,994	233,898	323,478	19,275
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,636,518	1,171,403	113,614	37,140
Goseong Green Power Co., Ltd.		4,794,170	3,839,575	550,189	(32,423)
Gangneung Eco Power Co., Ltd.		5,290,910	4,626,276	378,951	(9,699)
Shin Pyeongtaek Power Co., Ltd.		1,002,924	637,144	214,491	(10,288)
Dongducheon Dream Power Co., Ltd.		1,309,595	967,361	517,809	2,069
GS Donghae Electric Power Co., Ltd.		1,832,288	961,462	275,828	27,307
Nepal Water & Energy Development Company Private Limited		932,029	586,297	27,767	(2,109)
Indeck Niles Development, LLC		1,304,746	993,029	362,334	94,214
Saemangeum Sebit Power Plant Co., Ltd.		143,500	73,549	11,605	1,809
PT. Cirebon Energi Prasarana		3,730,453	2,678,010	290,582	29,049
Shinan-Ui Offshore Wind Power Co., Ltd.		865,566	382,000	—	(20,398)

<Joint ventures>
Shuweihat Asia Power Investment B.V.		193,186	91	—	(85)
KEPCO SPC Power Corporation		242,807	40,577	82,423	4,655
Datang Chifeng Renewable Power Co., Ltd.		910,003	315,022	59,945	5,925
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		192,449	52,572	15,511	2,307
Rabigh Electricity Company		2,543,613	1,688,661	146,799	(9,625)
Jamaica Public Service Company Limited		3,035,760	1,927,003	757,930	44,302
Amman Asia Electric Power Company		756,045	293,939	21,268	17,467
Chun-cheon Energy Co., Ltd.		507,855	384,397	190,073	116
Nghi Son 2 Power LLC		4,657,505	3,329,915	513,489	82,040
Kelar S.A.		740,310	477,189	59,466	11,729
PT. Tanjung Power Indonesia		740,543	439,129	57,247	11,692
Barakah One Company		47,362,215	38,852,885	4,494,025	6,730
Daegu Green Power Co., Ltd.		452,818	354,626	137,133	3,195
Yeonggwang Wind Power Co., Ltd.		200,463	140,755	10,513	(2,015)
South Jamaica Power Company Limited		546,129	279,221	148,643	11,722
RE Holiday Holdings LLC		343,582	180,739	3,466	(3,619)
RE Pioneer Holdings LLC		261,585	163,670	3,452	(2,197)
RE Barren Ridge 1 Holdings LLC		212,322	101,520	3,118	(1,833)
Solar Philippines Calatagan Corporation		177,940	54,066	10,195	5,738
PT Barito Wahana Tenaga		860,469	—	—	79,696
Cheongna Energy Co., Ltd.		492,108	337,469	94,471	23,115
Naepo Green Energy Co., Ltd.		781,139	549,828	190,221	50,996
OneEnergy Asia Limited		4,067,029	2,739,003	329,376	56,198
Prime Swedish Holding AB		159,829	70,317	8,012	5,134

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the six-month period ended June 30, 2026
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Namyangju Combined Heat and Power Co., Ltd.	~~W~~	340,617	131,774	—	(790)
Trumbull Development Partners, LLC		2,014,826	1,290,376	134,442	(69,715)
Grove Energy Capital IV, LLC		185,122	694	(50,701)	(53,670)

In millions of won
As of and for the year ended December 31, 2025
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	53,627,847	42,828,922	35,727,336	132,251
Hyundai Green Power Co., Ltd.		656,989	256,336	111,887	9,787
Korea Power Exchange		350,477	88,408	126,117	2,817
Daeryun Power Co., Ltd.		1,102,566	587,322	393,540	48,372
SPC Power Corporation		313,540	31,783	73,796	55,063
Gemeng International Energy Co., Ltd.		8,504,351	5,688,462	3,149,333	222,146
PT. Cirebon Electric Power		724,772	135,272	304,258	30,071
PT Wampu Electric Power		190,896	111,514	19,113	3,694
PT. Bayan Resources TBK		4,842,617	1,149,228	4,874,768	1,118,309
S-Power Co., Ltd.		664,275	253,454	660,755	40,452
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,533,443	1,127,607	213,673	(23,055)
Goseong Green Power Co., Ltd.		4,953,795	3,966,676	1,307,686	(17,519)
Gangneung Eco Power Co., Ltd.		5,413,851	4,752,300	932,084	(27,205)
Shin Pyeongtaek Power Co., Ltd.		1,021,409	625,341	697,349	22,149
Dongducheon Dream Power Co., Ltd.		1,266,052	928,870	1,123,208	31,456
GS Donghae Electric Power Co., Ltd.		1,794,220	950,702	544,701	57,866
Nepal Water & Energy Development Company Private Limited		868,222	578,041	146,768	25,127
Indeck Niles Development, LLC		1,208,801	685,577	456,748	123,823
Saemangeum Sebit Power Plant Co., Ltd.		143,281	75,139	20,428	1,003
PT. Cirebon Energi Prasarana		3,650,107	2,710,061	525,647	33,411

<Joint ventures>
Shuweihat Asia Power Investment B.V.		167,992	177	—	(405)
KEPCO SPC Power Corporation		234,570	35,498	159,381	10,392
Datang Chifeng Renewable Power Co., Ltd.		827,575	297,251	111,688	13,150
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		179,775	56,023	27,350	986
Rabigh Electricity Company		2,473,573	1,667,517	367,680	66,776
Jamaica Public Service Company Limited		2,903,070	1,910,042	1,530,704	41,735
Amman Asia Electric Power Company		758,903	300,985	30,651	29,223
Chun-cheon Energy Co., Ltd.		499,150	375,580	363,995	325
Nghi Son 2 Power LLC		4,243,607	3,110,208	824,849	87,686
Kelar S.A.		678,813	448,065	114,267	15,295
PT. Tanjung Power Indonesia		695,407	414,774	105,871	20,516
Barakah One Company		45,516,321	37,236,879	2,373,596	171,548
Daegu Green Power Co., Ltd.		450,953	356,158	258,151	1,309
Yeonggwang Wind Power Co., Ltd.		210,262	147,728	31,232	7,664
South Jamaica Power Company Limited		522,505	279,114	287,408	22,842
RE Holiday Holdings LLC		334,702	173,439	16,417	(7,622)
RE Pioneer Holdings LLC		251,486	153,824	14,708	(7,711)
RE Barren Ridge 1 Holdings LLC		206,966	97,315	12,685	(1,673)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2025
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Solar Philippines Calatagan Corporation	~~W~~	162,588	46,665	22,752	11,978
PT Barito Wahana Tenaga		737,706	—	—	100,948
Cheongna Energy Co., Ltd.		495,919	364,410	160,101	43,278
Naepo Green Energy Co., Ltd.		759,180	568,084	427,122	80,207
OneEnergy Asia Limited		3,529,252	2,357,026	139,025	61,186
Prime Swedish Holding AB		151,330	69,152	10,691	(5,114)
Namyangju Combined Heat and Power Co., Ltd.		211,193	1,559	—	51
Trumbull Development Partners, LLC		1,812,101	1,121,329	10,137	(20,709)

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in condensed consolidated financial statements as of June 30, 2026 and December 31, 2025 is as follows:

In millions of won
As of June 30, 2026
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	11,756,243	21.66%	2,546,402	—	—	(55,379)	2,491,023
Hyundai Green Power Co., Ltd.		391,229	29.00%	113,456	—	—	(29,640)	83,816
Korea Power Exchange		264,247	100.00%	264,247	—	—	—	264,247
Daeryun Power Co., Ltd.		549,236	6.85%	37,623	—	—	(820)	36,803
SPC Power Corporation		309,089	38.00%	117,455	—	—	—	117,455
Gemeng International Energy Co., Ltd.		3,197,263	42.00%	1,342,852	—	—	(433,100)	909,752
PT. Cirebon Electric Power		644,354	27.50%	177,198	—	—	—	177,198
PT Wampu Electric Power		81,519	46.00%	37,500	—	—	—	37,500
PT. Bayan Resources TBK		3,825,571	20.00%	765,114	31,289	—	(76,380)	720,023
S-Power Co., Ltd.		430,096	49.00%	210,747	—	(913)	—	209,834
Xe-Pian Xe-Namnoy Power Co., Ltd.		465,115	25.00%	116,278	305	(884)	(35,247)	80,452
Goseong Green Power Co., Ltd.		954,595	29.00%	276,832	—	(10,516)	—	266,316
Gangneung Eco Power Co., Ltd.		664,634	29.00%	192,744	44,383	(9,028)	—	228,099
Shin Pyeongtaek Power Co., Ltd.		365,780	40.00%	146,312	3,559	(13,069)	—	136,802
Dongducheon Dream Power Co., Ltd.		342,234	34.01%	116,394	1,757	(1,350)	(12,582)	104,219
GS Donghae Electric Power Co., Ltd.		870,826	34.00%	296,081	—	—	—	296,081
Nepal Water & Energy Development Company Private Limited		345,732	55.67%	192,459	705	—	—	193,164
Indeck Niles Development, LLC		311,717	50.00%	155,858	104,201	—	4,671	264,730
Saemangeum Sebit Power Plant Co., Ltd.		69,951	55.00%	38,475	182	—	—	38,657
PT. Cirebon Energi Prasarana		1,052,443	10.00%	105,244	—	—	—	105,244
Shinan-Ui Offshore Wind Power Co., Ltd.		483,566	18.84%	91,104	1,574	—	—	92,678

<Joint ventures>
Shuweihat Asia Power Investment B.V.		193,095	49.00%	94,616	—	—	—	94,616
KEPCO SPC Power Corporation		202,230	60.00%	121,337	—	—	—	121,337
Datang Chifeng Renewable Power Co., Ltd.		594,981	40.00%	237,991	—	—	—	237,991
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		139,877	40.00%	55,950	—	—	—	55,950
Rabigh Electricity Company		854,952	40.00%	341,980	—	(33,343)	(805)	307,832
Jamaica Public Service Company Limited		1,108,757	40.00%	443,503	29,357	—	(13,172)	459,688
Amman Asia Electric Power Company		462,106	60.00%	277,264	—	—	—	277,264
Chun-cheon Energy Co., Ltd.		123,458	29.90%	36,914	3	—	(248)	36,669
Nghi Son 2 Power LLC		1,327,590	50.00%	663,795	—	—	—	663,795
Kelar S.A.		263,121	65.00%	171,028	3,553	—	—	174,581
PT. Tanjung Power Indonesia		301,414	35.00%	105,495	—	—	—	105,495
Barakah One Company		8,509,330	18.00%	1,531,679	—	205,433	—	1,737,112
Daegu Green Power Co., Ltd.		98,192	54.24%	53,259	84	—	(20,381)	32,962
Yeonggwang Wind Power Co., Ltd.		59,708	46.00%	27,466	492	—	—	27,958

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)

The financial information of associates and joint ventures reconciled to the Group’s investments in condensed consolidated financial statements as of June 30, 2026 and December 31, 2025 is as follows, continued:

In millions of won
As of June 30, 2026
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
South Jamaica Power Company Limited	~~W~~	266,908	20.00%	53,381	—	—	(3)	53,378
RE Holiday Holdings LLC		162,843	50.00%	81,422	—	—	—	81,422
RE Pioneer Holdings LLC		97,915	50.00%	48,958	—	—	—	48,958
RE Barren Ridge 1 Holdings LLC		110,802	50.00%	55,401	—	—	—	55,401
Solar Philippines Calatagan Corporation		123,874	38.00%	47,072	—	—	12,862	59,934
PT Barito Wahana Tenaga		860,469	30.61%	263,409	—	—	—	263,409
Cheongna Energy Co., Ltd.		154,639	50.10%	77,474	3,137	(1,174)	—	79,437
Naepo Green Energy Co., Ltd.		231,311	29.20%	67,542	3,442	—	—	70,984
OneEnergy Asia Limited		1,328,026	40.00%	531,211	25,512	—	—	556,723
Prime Swedish Holding AB		89,512	45.00%	40,280	1,684	—	—	41,964
Namyangju Combined Heat and Power Co., Ltd.		208,843	70.10%	146,400	192	—	—	146,592
Trumbull Development Partners, LLC		724,450	56.23%	407,358	54,625	—	—	461,983
Grove Energy Capital IV, LLC		184,428	16.00%	29,508	22,260	—	—	51,768

In millions of won

As of December 31, 2025
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,798,925	21.66%	2,339,047	—	—	(55,512)	2,283,535
Hyundai Green Power Co., Ltd.		400,653	29.00%	116,189	—	—	(29,640)	86,549
Korea Power Exchange		262,069	100.00%	262,069	—	—	—	262,069
Daeryun Power Co., Ltd.		515,244	6.85%	35,295	—	—	(820)	34,475
SPC Power Corporation		281,757	38.00%	107,067	—	—	—	107,067
Gemeng International Energy Co., Ltd.		2,815,889	42.00%	1,182,674	—	—	(370,382)	812,292
PT. Cirebon Electric Power		589,500	27.50%	162,112	—	—	—	162,112
PT Wampu Electric Power		79,382	46.00%	36,516	—	—	—	36,516
PT. Bayan Resources TBK		3,693,389	20.00%	738,678	69,416	—	(76,380)	731,714
S-Power Co., Ltd.		410,821	49.00%	201,302	—	(967)	—	200,335
Xe-Pian Xe-Namnoy Power Co., Ltd.		405,836	25.00%	101,459	305	(905)	(35,247)	65,612
Goseong Green Power Co., Ltd.		987,119	29.00%	286,264	—	(10,179)	—	276,085
Gangneung Eco Power Co., Ltd.		661,551	29.00%	191,850	45,212	(9,379)	—	227,683
Shin Pyeongtaek Power Co., Ltd.		396,068	40.00%	158,428	3,559	(13,401)	—	148,586
Dongducheon Dream Power Co., Ltd.		337,182	34.01%	114,675	1,757	(1,529)	(12,582)	102,321
GS Donghae Electric Power Co., Ltd.		843,518	34.00%	286,796	—	—	—	286,796
Nepal Water & Energy Development Company Private Limited		290,181	66.12%	191,868	837	—	—	192,705
Indeck Niles Development, LLC		523,224	50.00%	261,613	97,643	—	4,419	363,675
Saemangeum Sebit Power Plant Co., Ltd.		68,142	55.00%	37,480	182	—	—	37,662
PT. Cirebon Energi Prasarana		940,046	10.00%	94,005	—	—	—	94,005

<Joint ventures>
Shuweihat Asia Power Investment B.V.		167,815	49.00%	82,230	—	—	—	82,230
KEPCO SPC Power Corporation		199,072	60.00%	119,443	—	—	—	119,443
Datang Chifeng Renewable Power Co., Ltd.		530,324	40.00%	212,130	—	—	—	212,130
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		123,752	40.00%	49,501	—	—	—	49,501
Rabigh Electricity Company		806,056	40.00%	322,423	—	(35,813)	(805)	285,805
Jamaica Public Service Company Limited		993,028	40.00%	397,211	29,357	—	(14,291)	412,277
Amman Asia Electric Power Company		457,918	60.00%	274,751	—	—	—	274,751
Chun-cheon Energy Co., Ltd.		123,570	29.90%	36,948	3	—	(248)	36,703
Nghi Son 2 Power LLC		1,133,399	50.00%	566,700	—	—	—	566,700
Kelar S.A.		230,748	65.00%	149,986	3,308	—	—	153,294
PT. Tanjung Power Indonesia		280,633	35.00%	98,221	—	—	—	98,221
Barakah One Company		8,279,442	18.00%	1,490,300	—	182,207	—	1,672,507

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)

The financial information of associates and joint ventures reconciled to the Group’s investments in condensed consolidated financial statements as of June 30, 2026 and December 31, 2025 is as follows, continued:

As of December 31, 2025
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
Daegu Green Power Co., Ltd.	~~W~~	94,795	54.24%	51,416	84	—	(20,381)	31,119
Yeonggwang Wind Power Co., Ltd.		62,534	46.00%	28,766	492	—	—	29,258
South Jamaica Power Company Limited		243,391	20.00%	48,678	—	—	(3)	48,675
RE Holiday Holdings LLC		161,263	50.00%	80,631	—	—	—	80,631
RE Pioneer Holdings LLC		97,662	50.00%	48,831	—	—	—	48,831
RE Barren Ridge 1 Holdings LLC		109,651	50.00%	54,825	—	—	—	54,825
Solar Philippines Calatagan Corporation		115,923	38.00%	44,050	—	—	17,063	61,113
PT Barito Wahana Tenaga		737,706	30.61%	225,828	—	—	—	225,828
Cheongna Energy Co., Ltd.		131,509	50.10%	65,886	3,137	(1,177)	—	67,846
Naepo Green Energy Co., Ltd.		191,096	29.20%	55,800	—	—	3,442	59,242
OneEnergy Asia Limited		1,172,226	40.00%	468,891	25,512	—	—	494,403
Prime Swedish Holding AB		82,178	45.00%	36,980	1,684	—	—	38,664
Namyangju Combined Heat and Power Co., Ltd.		209,634	70.10%	146,953	193	—	—	147,146
Trumbull Development Partners, LLC		690,772	56.23%	388,421	50,847	—	—	439,268

(*)	The percentage of ownership shown above is an effective percentage of ownership including the treasury stocks and others.

(6)	The share of losses of associates and joint ventures that has not been recognized due to the discontinuation of loss recognition as of June 30, 2026 and December 31, 2025 is as follows:

In millions of won
	As of June 30, 2026			As of December 31, 2025
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Boim Combined Heat and Power Generation Co., Ltd.	~~W~~	(5,199)	25,918	2,394	31,117
Samcheok Eco Materials Co., Ltd.		(3)	5,318	(5)	5,321
Barakah One Company		—	—	(174,713)	—
KAPES, Inc.		1,332	12,140	6,877	10,808
ITR Co., Ltd.		30	31	(14)	1
SEP Co., Ltd.		—	15	—	15
Noeul Green Energy Co., Ltd.		(895)	1,506	(1,434)	2,401
PlatformN. Co., Ltd.		—	20	2	20
KEPCO KPS CARABAO Corp.		8	184	(68)	176
Bitsolar Energy Co., Ltd.		8	1,628	356	1,620
Green Energy Electricity Generation Co., Ltd.		—	—	(396)	—
O2&B Global Co., Ltd.		3	23	14	20
Pulau Indah O&M Sdn. Bhd.		—	—	(1)	—
Foresight Iberian Solar Group Holding (*2)		(3,988)	5,814	5,407	9,802
Green Radiation Co., Ltd.		—	—	(11)	—
Hoenggye Renewable Energy Co., Ltd.		—	—	(266)	—
CapMan Lynx SCA, SICAR (*1)		—	—	(31,090)	—
G.GURU Co., Ltd.		1	3	2	2
International Offshore Power Transmission Holding Company Limited		(76)	—	76	76
Jeju Gimnyeong Wind Power Co., Ltd.		(76)	—	76	76
Korea Energy Data Co., Ltd.		(8)	—	8	8
Wadi Noor Solar Power Company SAOC		3,559	4,270	711	711
Jaeun Resident Wind Power Plant Co., Ltd.		(759)	—	759	759

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)	The share of losses of associates and joint ventures that has not been recognized due to the discontinuation of loss recognition as of June 30, 2026 and December 31, 2025 is as follows, continued:

In millions of won
	As of June 30, 2026			As of December 31, 2025
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Lucy Equity Holdings, LLC	~~W~~	(3,538)	—	3,538	3,538
Remal First Holding Company		(6,008)	1,524	7,532	7,532
Naseem First Holding Company		(5,837)	2,333	8,170	8,170
KNOC Nigerian East Oil Co., Ltd. (*2)		1,029	14,876	(333)	13,847
KNOC Nigerian West Oil Co., Ltd. (*2)		959	13,691	(306)	12,732
Siraj AlTaqa AlNazifa		106	106	—	—
Luluah SKY Energy Holding Ltd.		633	633	—	—
Chungsongmeon BongSan wind power Co., Ltd.		99	99	—	—

(*1)	The entity was liquidated during the year ended December 31, 2025.

(*2)	The unrecognized losses arising from the discontinuation of recognition are additionally recognized against the loans that form part of the net investment in the investee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of June 30, 2026, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	HORUS SOLAR, S.A. DE C.V.

Provided that the contractual conditions precedent are satisfied, the Group has the right to acquire the 15.6% equity interest held by Canadian Solar at the point when two years have elapsed after the commencement of commercial operation.

(ii)	RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.

Provided that the contractual conditions precedent are satisfied, the Group has the right to acquire the 15.6% equity interest held by Canadian Solar at the point when two years have elapsed after the commencement of commercial operation.

(iii)	SUNMEX RENOVABLES, S.A. DE C.V.

Provided that the contractual conditions precedent are satisfied, the Group has the right to acquire the 15.6% equity interest held by Canadian Solar at the point when two years have elapsed after the commencement of commercial operation.

(iv)	Noeul Green Energy Co., Ltd.

In accordance with the shareholders’ agreement of Noeul Green Energy Co., Ltd., an associate of the Group, the Group has the right to purchase all or part of the preferred shares held by the financial investors at 100% of the issue price from the day following the tenth anniversary of the issue date of the preferred shares.

(v)	Namyangju Combined Heat and Power Co., Ltd.

The Group has an obligation to purchase certain shares from Narae Energy Co., Ltd. at fair value when Narae Energy Co., Ltd. intends to sell its shares in Namyangju Combined Heat and Power Co., Ltd. on the exercise date agreed upon in accordance with the shareholders’ agreement. If Narae Energy Co., Ltd. becomes the largest shareholder by selling, assigning, or transferring shares in accordance with the shareholders’ agreement, the Group is obligated to guarantee the drag-along right that allows Narae Energy Co., Ltd. to sell the shares held by both shareholders under the same conditions.

(vi)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period in the EPC contract of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(vii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(viii)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(ix)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. Also, the Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of June 30, 2026, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(x)	Omisan Wind Power Co., Ltd.

The Group has the right to claim Unison Co., Ltd. to transfer its shares in Omisan Wind Power Co., Ltd. either as a whole or as a part after the completion of the power generation complex, and if the Group exercises its right to claim transfer, Unison Co., Ltd. is obliged to transfer such shares at fair value to the Group or a third party designated by the Group.

(xi)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation. The Group notified the exercise of the right on June 17, 2026, and the purchase price has not been agreed.

(xii)	Taebaek Guinemi Wind Power Co., Ltd.

If shareholders of Taebaek Guinemi Wind Power Co., Ltd. other than the Group intend to sell their shares after the elapse of warranty period for wind power generators specified in the EPC contract, the Group has preferential right to other parties and third parties to take over the shares that the shareholders want to sell at fair value by reaching agreement with the shareholders on the timing of sales and volume of shares to be sold considering the financial conditions, management conditions and others.

(xiii)	HORANG ENERGY Inc.

The Group has the right to purchase all or partial shares of HORANG ENERGY Inc. held by other shareholders after three years have elapsed from the date of commencing the operations under the unanimous agreement of all shareholders. The Group also has an obligation to sell its shares in HORANG ENERGY Inc. either as a whole or as a part to CNcore Co., Ltd. after three years have elapsed from the date of commencing the operations upon the claim of CNcore Co., Ltd., under the unanimous agreement of all shareholders.

(xiv)	Jeongeup Green Power Co., Ltd.

The Group has the right to acquire the shares held by M Eco Co., Ltd. at fair value on the date when it has been third, seventh, and tenth year from the beginning date of commercial operation. However, if M Eco Co., Ltd. transfers its shares to the entity holding the majority of shares in M Eco Co., Ltd., its right to transfer shares to the shareholder prevails the Group’s right to acquire shares from M Eco Co., Ltd.

(xv)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(xvi)	Seokmun Green Energy

According to the special conditions of the REC trading contract, the Group may demand the sale of ownership stakes held by other investors to the Group, or the investors may acquire new stakes or modify business documents through a capital increase in Seokmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the Group, they may demand that the Group purchase their stakes in the future if certain conditions are met.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of June 30, 2026 are as follows:

Company	Nature and extent of any significant restrictions

Nepal Water & Energy Development Company Private Limited	The Group must maintain a minimum percentage of ownership (50%) until the project completion date and thereafter.

Goseong Green Power Co., Ltd.	Shares cannot be either wholly or partially transferred before the final completion date of the project without the consent of the stakeholders.

Gangneung Eco Power Co., Ltd.	Shares cannot be either wholly or partially transferred until two years have elapsed from the final completion date of the project without the consent of the stakeholders.

S-Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Dongducheon Dream Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid only when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior consent of the stakeholders.

Shin Pyeongtaek Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seoroseoro Sunny Power Plant Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Anjwa Smart Farm & Solar City Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Muan Solar Park Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

YuDang Solar Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haemodum Solar Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of the financial institutions is obtained. Also, shares cannot be wholly or partially transferred without the prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of June 30, 2026 are as follows, continued:

Company	Nature and extent of any significant restrictions

Cheongna Energy Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Hapcheon Floating Photovoltaic Power Plant Inc.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Yeongwol Eco Wind Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gurae Resident Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gunsan Land Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained. When the internal rate of return defined in shareholders’ agreement is met, any excessive dividend income must be provided to Gunsan City.

Eumseong Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

PungBack Wind Farm Corporation	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seobusambo highway photovoltaics Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Daeryun Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of June 30, 2026 are as follows, continued:

Company	Nature and extent of any significant restrictions

KNH Solar Co., Ltd.	Shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation period of the project, shares cannot be wholly or partially transferred without the consent of other shareholders. Also, dividends can only be paid when the conditions of the shareholders’ agreement are satisfied.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

Solaseado Solar Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the written consent of the other shareholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and consent of the financial institutions is obtained. Also, shares cannot be wholly or partially transferred without the written consent of the financial institutions.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of June 30, 2026 are as follows, continued:

Company	Nature and extent of any significant restrictions

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without the consent of the stakeholders including other shareholders and financial institutions. Also, either of Korea Southern Power Co., Ltd., a subsidiary of the Group, and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party become less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of the financial instituitions.

Trumbull Asset Management, LLC	Shares cannot be either wholly or partially transferred without the consent of the stakeholders.

HORANG ENERGY Inc.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred before three years have passed after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Haman Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares without the consent of other shareholders until five years have elapsed from the date of issuance of the acquisition notice after the comprehensive completion of the EPC contract for the project, and shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Jeongeup Green Power Co., Ltd.	Dividends to investors are only possible when the conditions in the loan agreement are met or prior written consent from the financial institution is obtained, and subordinated loans cannot be paid to investors before the loan principal and interest are fully repaid. Additionally, all or part of the shares held cannot be transferred without the consent of other shareholders before the commencement of commercial operation of this business. The entity’s stocks may not be transferred to a third party or otherwise disposed of in a manner not permitted in the financial documents without the prior written consent of the agent bank.

Rutile BESS Holdings, LLC	Shares cannot be either wholly or partially transferred without prior written consent of other stakeholders.

HyChangwon Fuel Cell. Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares until five years have elapsed from the date of issuance of the acquisition notice. Shares cannot be wholly or partially transferred without obtaining prior written consent of the financial institutions.

Roof One Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

Namjeju Bitdream Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Cheonwang Green Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haetbyeotgil Solar Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of June 30, 2026 are as follows, continued:

Company	Nature and extent of any significant restrictions

Luluah SKY Energy Holding Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

Balgeun Jindo Energy Storage Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Goheung Naro Energy Storage Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of the stakeholders. Unless all conditions of the loan agreement are satisfied, no payment in violation of the subordination terms, including repayment of subordinated loans, can be made.

Goheung New Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of the financial institutions is obtained.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of June 30, 2026 are as follows, continued:

Company	Nature and extent of any significant restrictions

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

KPE Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Seokmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Hoenggye Renewable Energy Co., Ltd.	Dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement entered into with the financial institutions are satisfied.

Kumyang Eco Park Co., Ltd.	Dividends and payables from settlement for renewable energy certificates can only be paid when all conditions of the loan agreement are satisfied or a prior written consent of financial institutions is obtained.

Yanggu Floating Photovoltaic Power Plant Inc.	Payment of dividends or repayment of loans such as subordinated loans to the investors can be made only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

South Jamaica Power Company Limited	Dividends can be paid only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Amaala Sustainable Company for Energy	Dividends may be payable only when all conditions prescribed in the loan agreement between Amaala Sustainable Company for Energy LLC and financial institution are satisfied.

Jeju Bukchon BES Power Co., Ltd.	Interest payments on shareholder loans, dividends to investors and capital reduction with consideration are only possible when all conditions of the loan agreement are satisfied or prior written consent of the financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	15,072,760	(27,391)	—	(33,980)	15,011,389
Buildings		28,120,700	(36,143)	(14,296,389)	(7,120)	13,781,048
Structures		95,590,435	(144,448)	(42,001,917)	(18,678)	53,425,392
Machinery		130,098,386	(91,532)	(73,294,506)	(546,009)	56,166,339
Ships		17,870	—	(10,130)	—	7,740
Vehicles		557,340	(2,790)	(421,366)	(164)	133,020
Equipment		2,740,426	(938)	(2,273,962)	(904)	464,622
Tools		1,523,196	(815)	(1,339,547)	(1)	182,833
Construction-in-progress		39,672,979	(233,939)	—	(22,795)	39,416,245
Right-of-use assets		5,485,196	—	(2,956,346)	(23)	2,528,827
Asset retirement costs		18,493,381	—	(9,610,558)	(146,423)	8,736,400
Others		19,176,921	—	(16,632,356)	(156)	2,544,409

	~~W~~	356,549,590	(537,996)	(162,837,077)	(776,253)	192,398,264

In millions of won	As of December 31, 2025
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,867,112	(27,392)	—	(30,756)	14,808,964
Buildings		27,544,929	(38,077)	(13,779,225)	(7,119)	13,720,508
Structures		93,340,759	(149,558)	(40,552,716)	(18,678)	52,619,807
Machinery		126,564,408	(94,337)	(70,384,493)	(546,317)	55,539,261
Ships		17,870	—	(9,199)	—	8,671
Vehicles		538,604	(2,683)	(402,753)	(116)	133,052
Equipment		2,641,393	(1,868)	(2,191,439)	(376)	447,710
Tools		1,495,250	(982)	(1,305,965)	(1)	188,302
Construction-in-progress		36,779,508	(230,573)	—	(22,795)	36,526,140
Right-of-use assets		5,441,389	—	(2,809,452)	—	2,631,937
Asset retirement costs		18,347,513	—	(9,302,981)	(146,422)	8,898,110
Others		18,380,931	—	(16,151,855)	—	2,229,076

	~~W~~	345,959,666	(545,470)	(156,890,078)	(772,580)	187,751,538

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,836,356	10,647	(411)	—	(825)	193,013	15,038,780
(Government grants)		(27,392)	—	1	—	—	—	(27,391)
Buildings		13,758,585	4,158	(5,894)	(513,638)	—	573,980	13,817,191
(Government grants)		(38,077)	—	—	1,934	—	—	(36,143)
Structures		52,769,365	15,444	(119,410)	(1,535,071)	—	2,439,512	53,569,840
(Government grants)		(149,558)	—	266	4,849	—	(5)	(144,448)
Machinery		55,633,598	264,329	(82,356)	(3,258,158)	—	3,700,458	56,257,871
(Government grants)		(94,337)	(272)	60	6,777	—	(3,760)	(91,532)
Ships		8,671	—	—	(931)	—	—	7,740
Vehicles		135,735	3,381	(19)	(29,879)	—	26,592	135,810
(Government grants)		(2,683)	(162)	2	691	—	(638)	(2,790)
Equipment		449,578	65,610	(523)	(106,086)	—	56,981	465,560
(Government grants)		(1,868)	—	—	1,060	—	(130)	(938)
Tools		189,284	8,797	(18)	(40,694)	—	26,279	183,648
(Government grants)		(982)	—	—	227	—	(60)	(815)
Construction-in-progress		36,756,713	9,531,359	(23)	(59)	—	(6,637,806)	39,650,184
(Government grants)		(230,573)	(7,668)	—	—	—	4,302	(233,939)
Right-of-use assets		2,631,937	72,587	(10,328)	(223,134)	—	57,765	2,528,827
Asset retirement costs		8,898,110	21	—	(582,819)	—	421,088	8,736,400
Others		2,229,076	3,321	—	(487,945)	—	799,957	2,544,409

	~~W~~	187,751,538	9,971,552	(218,653)	(6,762,876)	(825)	1,657,528	192,398,264

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows, continued:

In millions of won	For the year ended December 31, 2025
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,548,055	3,397	(14,757)	—	—	299,661	14,836,356
(Government grants)		(27,403)	—	11	—	—	—	(27,392)
Buildings		13,397,461	29,671	(27,419)	(1,008,638)	(16)	1,367,526	13,758,585
(Government grants)		(41,718)	—	4	3,937	—	(300)	(38,077)
Structures		51,792,939	8,593	(304,274)	(3,015,461)	—	4,287,568	52,769,365
(Government grants)		(149,737)	—	687	9,552	—	(10,060)	(149,558)
Machinery		56,955,731	478,592	(238,182)	(6,371,551)	(14,246)	4,823,254	55,633,598
(Government grants)		(105,546)	(1,150)	384	15,011	—	(3,036)	(94,337)
Ships		10,534	—	—	(1,863)	—	—	8,671
Vehicles		81,451	5,967	(108)	(49,732)	—	98,157	135,735
(Government grants)		(2,745)	(484)	6	1,309	—	(769)	(2,683)
Equipment		438,096	88,908	(166)	(212,174)	—	134,914	449,578
(Government grants)		(3,915)	(19)	—	2,119	—	(53)	(1,868)
Tools		173,736	36,172	(48)	(78,791)	—	58,215	189,284
(Government grants)		(1,306)	—	—	437	—	(113)	(982)
Construction-in-progress		31,284,358	15,755,397	(65)	—	—	(10,282,977)	36,756,713
(Government grants)		(223,566)	(21,758)	—	—	—	14,751	(230,573)
Right-of-use assets		3,046,396	100,430	(5,876)	(477,663)	—	(31,350)	2,631,937
Asset retirement costs		9,748,444	—	—	(1,437,687)	—	587,353	8,898,110
Others		2,061,498	2,850	—	(1,007,904)	—	1,172,632	2,229,076

	~~W~~	182,982,763	16,486,566	(589,803)	(13,629,099)	(14,262)	2,515,373	187,751,538

(3)

For the six-month period ended June 30, 2026, the Group’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. recognized proceeds and costs from selling items produced before the assets’ intended use. As a result, ~~W~~85,320 million (~~W~~331 million for the six-month period ended June 30, 2025) was recognized as revenue and ~~W~~113,853 million (~~W~~669 million for the six-month period ended June 30, 2025) was recognized as cost of sales in profit or loss, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2025 and 2024 (unaudited)

19.	Investment Properties

(1)	Investment properties as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	173,627	—	—	173,627
Buildings		28,249	(21)	(16,259)	11,969

	~~W~~	201,876	(21)	(16,259)	185,596

In millions of won	As of December 31, 2025
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	218,041	—	—	218,041
Buildings		38,311	(22)	(17,558)	20,731

	~~W~~	256,352	(22)	(17,558)	238,772

(2)	Changes in investment properties for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	218,041	—	—	(44,414)	173,627
Buildings		20,753	—	(474)	(8,289)	11,990
(Government grants)		(22)	—	1	—	(21)

	~~W~~	238,772	—	(473)	(52,703)	185,596

In millions of won	For the year ended December 31, 2025
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	210,509	—	—	7,532	218,041
Buildings		18,497	—	(1,082)	3,338	20,753
(Government grants)		(22)	—	—	—	(22)

	~~W~~	228,984	—	(1,082)	10,870	238,772

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the six-month periods ended June 30, 2026 and 2025 are as follows:

In millions of Won	June 30, 2026			June 30, 2025
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Rental income	~~W~~	3,282	6,417	2,694	5,478
Operating and maintenance expenses related to rental income		(222)	(484)	(317)	(518)

	~~W~~	3,060	5,933	2,377	4,960

(4) Fair values of investment properties as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
	Book value		Fair value	Book value	Fair value
Land	~~W~~	173,627	291,433	218,041	363,922
Buildings		11,969	12,515	20,731	24,126

	~~W~~	185,596	303,948	238,772	388,048

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

20.	Construction Contracts

(1)	Changes in the total contract amount in which revenue is not yet recognized for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	34,187,761	1,965,472	(470,018)	35,683,215

(*)

For the six-month period ended June 30, 2026, the increased balance of contracts from new orders is ~~W~~1,974,311 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~8,839 million.

In millions of won	For the year ended December 31, 2025
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	6,136,773	28,724,681	(673,693)	34,187,761

(*)

For the year ended December 31, 2025, the increased balance of contracts from new orders is ~~W~~29,718,160 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~993,479 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026
	Accumulated earned revenue		Accumulated expense	Accumulated Profit (loss)	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	24,359,393	25,847,333	(1,487,940)	108,743

In millions of won	As of December 31, 2025
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	23,954,612	25,468,062	(1,513,450)	102,359

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

20.	Construction Contracts, Continued

(3)	The gross amounts due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract works as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in overseas and others	~~W~~	764,623	371,097	538,057	363,521

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.

(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized for the six-month period ended June 30, 2026 from the amounts included in contract liabilities at the end of the prior year was ~~W~~177,051 million.

(4)

The contracts with customers state that the disclosure of information related to the UAE nuclear power plant project, the Egypt Eldaba nuclear power plant construction project, the Romania Cernavodă Unit 1 refurbishment project and the Czech Dukovany Units 5 and 6 new nuclear power plant project, such as rate of progress, unbilled construction, impairment losses, etc., is not allowed without consent from the customers. The customers did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that the purchasers may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee of each project company that those items will not be disclosed in the notes to the condensed consolidated financial statements.

	Contract date	Completion date
Egypt Eldaba nuclear power plant construction projects	August 25, 2022	April 8, 2029
Romania Cernavodă Unit 1 refurbishment project	December 19, 2024	June 15, 2030
Czech Dukovany Units 5 and 6 new nuclear power plant project (*)	June 17, 2025	—

(*)	The completion date of the Czech Dukovany nuclear power plant project is information excluded from disclosure in accordance with the laws of the relevant country.

(5)

The Group is in discussion with the contracting parties about the prolongation costs and liquidated damages for the UAE nuclear power plant project. As of June 30, 2026, the Group recognized the amount of estimated outflow of resources embodying economic benefits related to the prolongation costs as provisions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

20.	Construction Contracts, Continued

(6)

The operating segment information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the six-month period ended June 30, 2026 is as follows:

In millions of won	For the six-month period ended June 30, 2026
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		The effect on profit or loss of changes in estimates of contract revenue and contract costs	Amounts recognized in current profit or loss	Amounts to be recognized in future profit or loss	Changes in estimated total contract costs	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	16,473	(168,024)	(168,058)	34	46,794	—	320,732	—	—	—
Electric power generation (Nuclear)		1,270,441	1,186,731	172,448	1,014,283	624,135	—	355,867	—	45,911	—
Plant maintenance & engineering Service and others		1,691	106,076	(1,892)	107,968	(54,192)	5,485	80,168	4	34,558	5,600
Others		—	—	—	—	—	—	7,856	—	13,504	50

	~~W~~	1,288,605	1,124,783	2,498	1,122,285	616,737	5,485	764,623	4	93,973	5,650

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,271,193	(599)	(1,103,716)	(1,134)	165,744
Copyrights, patents rights and other industrial rights		57,919	—	(43,373)	—	14,546
Mining rights		689,292	—	(19,009)	(661,053)	9,230
Development expenditures		1,041,144	(394)	(978,607)	—	62,143
Intangible assets under development		114,208	(5,673)	—	—	108,535
Usage rights of donated assets and others		622,647	—	(477,042)	(136)	145,469
Leasehold rights		28,185	—	(26,265)	(538)	1,382
Greenhouse gas emissions rights		127,456	—	—	—	127,456
Others		644,243	(90)	(225,121)	(12,173)	406,859

	~~W~~	4,596,287	(6,756)	(2,873,133)	(675,034)	1,041,364

In millions of won	As of December 31, 2025
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,237,800	(804)	(1,064,876)	(19)	172,101
Copyrights, patents rights and other industrial rights		57,100	—	(42,168)	—	14,932
Mining rights		626,449	—	(16,125)	(601,636)	8,688
Development expenditures		1,033,744	(540)	(965,175)	—	68,029
Intangible assets under development		125,687	(5,044)	—	—	120,643
Usage rights of donated assets and others		602,139	—	(470,762)	(136)	131,241
Leasehold rights		28,185	—	(25,959)	(538)	1,688
Greenhouse gas emissions rights		108,300	—	—	—	108,300
Others		631,396	(136)	(243,363)	(12,224)	375,673

	~~W~~	4,450,800	(6,524)	(2,828,428)	(614,553)	1,001,295

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	172,905	13,688	(1)	(41,013)	(1,115)	21,879	166,343
(Government grants)		(804)	—	—	222	—	(17)	(599)
Copyrights, patents rights and other industrial rights		14,932	56	—	(1,049)	—	607	14,546
Mining rights		8,688	—	—	(220)	—	762	9,230
Development expenditures		68,569	—	—	(13,502)	—	7,470	62,537
(Government grants)		(540)	—	—	146	—	—	(394)
Intangible assets under development		125,687	28,654	—	—	—	(40,133)	114,208
(Government grants)		(5,044)	(683)	—	—	—	54	(5,673)
Usage rights of donated assets and others		131,241	—	—	(6,308)	—	20,536	145,469
Leasehold rights		1,688	—	—	(306)	—	—	1,382
Greenhouse gas emissions rights		108,300	26,131	—	—	—	(6,975)	127,456
Others		375,809	1,635	(172)	(12,335)	47	41,965	406,949
(Government grants)		(136)	—	—	46	—	—	(90)

	~~W~~	1,001,295	69,481	(173)	(74,319)	(1,068)	46,148	1,041,364

In millions of won	For the year ended December 31, 2025
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	179,989	23,008	(2,267)	(89,309)	40	61,444	172,905
(Government grants)		(844)	—	—	342	—	(302)	(804)
Copyrights, patents rights and other industrial rights		26,631	389	(12)	(4,937)	(8,348)	1,209	14,932
Mining rights		29,422	30	(972)	(1,569)	—	(18,223)	8,688
Development expenditures		73,673	—	—	(27,901)	—	22,797	68,569
(Government grants)		(939)	—	—	496	—	(97)	(540)
Intangible assets under development		87,641	76,900	—	—	(30)	(38,824)	125,687
(Government grants)		(3,473)	(1,608)	—	—	—	37	(5,044)
Usage rights of donated assets and others		133,379	—	—	(11,599)	—	9,461	131,241
Leasehold rights		2,431	—	—	(743)	—	—	1,688
Greenhouse gas emissions rights		135,534	1,523	—	—	—	(28,757)	108,300
Others		383,703	2,251	(1,350)	(23,483)	(58)	14,746	375,809
(Government grants)		(229)	—	—	93	—	—	(136)

	~~W~~	1,046,918	102,493	(4,601)	(158,610)	(8,396)	23,491	1,001,295

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won and thousands of Australian dollars
As of June 30, 2026
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	2,077	1 year and 5 months
Mining rights	Mining rights of Bylong mine	AUD	—	— (*1)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing channel contributions	KRW	1,891	5 months
	Songdo International City sharing channel contributions	KRW	4,217	4 years
Others	Occupancy and use of public waters	KRW	57,272	10 years and 7 months
	Greenhouse gas emissions rights	KRW	127,456	—
	Business rights	KRW	172,234	29 years and 11 months
(*1) The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.
In millions of won and thousands of Australian dollars
As of December 31, 2025
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	2,810	1 year and 11 months
Mining rights	Mining rights of Bylong mine	AUD	—	— (*1)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing channel contributions	KRW	4,159	11 months
	Songdo International City sharing channel contributions	KRW	4,745	4 years and 6 months
Others	Occupancy and use of public waters	KRW	59,977	11 years and 1 month
	Greenhouse gas emissions rights	KRW	108,300	—
	Business rights	KRW	143,216	24 years and 11 months

(*1)  The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)   For the six-month periods ended June 30, 2026 and 2025, the Group recognized research and development expenses of ~~W~~349,784 million and ~~W~~357,110 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

22.	Trade and Other Payables

Trade and other payables as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	4,403,067	—	3,543,008	—
Non-trade payables		2,820,120	1,352,772	2,413,056	1,298,781
Accrued expenses		2,227,319	40,547	2,066,595	39,309
Leasehold deposits received		3,645	2,691	5,448	956
Other deposits received		86,622	43,486	82,116	38,788
Lease liabilities		525,094	2,609,621	510,105	2,640,775
Dividends payable		234	—	1,319	—
Others (*1)		25	8,336	24	10,199

	~~W~~	10,066,126	4,057,453	8,621,671	4,028,808

(*1)	Details of others in trade and other payables as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	2,689	—	2,689
Others		25	5,647	24	7,510

	~~W~~	25	8,336	24	10,199

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Current liabilities
Short-term borrowings	~~W~~	11,302,132	9,979,420
Current portion of long-term borrowings		10,072,961	8,744,156
Current portion of debt securities		29,296,661	27,173,916
Less: current portion of discount on long-term borrowings		(1,977)	(2,054)
Less: current portion of discount on debt securities		(9,937)	(8,468)

		50,659,840	45,886,970

Non-current liabilities
Long-term borrowings		3,243,028	3,317,261
Debt securities		79,619,192	80,769,677
Less: discount on long-term borrowings		(36,655)	(42,487)
Less: discount on debt securities		(168,462)	(162,129)

		82,657,103	83,882,322

	~~W~~	133,316,943	129,769,292

(2)	Repayment schedules of borrowings and debt securities as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won
As of June 30, 2026
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	21,375,093	29,296,661
1~ 5 years		1,173,806	59,651,193
More than 5 years		2,069,222	19,967,999

	~~W~~	24,618,121	108,915,853

In millions of won
As of December 31, 2025
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	18,723,576	27,173,916
1~ 5 years		1,268,982	59,991,872
More than 5 years		2,048,279	20,777,805

	~~W~~	22,040,837	107,943,593

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won and thousands of USD
As of June 30, 2026
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	Yuanta Securities and others	2.81 ~ 4.31	2026.07.01 ~ 2027.04.25	—	~~W~~	8,256,000
Local short-term borrowings	Nonghyup Bank and others	3M CD + 0.46 ~ 2.90	2026.07.04 ~ 2027.06.24	—		2,604,500
Foreign short-term borrowings	Hana Bank and others	SOFR(1M) + 0.40 ~ 0.90	2026.08.11 ~ 2026.11.25	USD 49,224		75,879
Local bank overdrafts	Korea Development Bank	3.37	2026.07.01 ~ 2026.07.07	—		100,000
Local bank overdrafts	Nonghyup Bank	3.53	2026.07.01	—		195,000
Local bank overdrafts	Nonghyup Bank	MOR + 0.48 3.72	2026.07.01	—		70,753

					~~W~~	11,302,132

In millions of won and thousands of USD
As of December 31, 2025
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	Yuanta Securities and others	2.82 ~ 3.65	2026.01.02 ~ 2026.05.18	—	~~W~~	7,018,433
Local short-term borrowings	Nonghyup Bank and others	3M CD + 0.62 ~ 0.80	2026.05.27 ~ 2026.07.11	—		2,600,000
Local short-term borrowings	Korea Development Bank	short-term loan base rate + 1.03	2026.02.24	—		30,000
Local short-term borrowings	The Export-Import Bank of Korea	2.97 ~ 3.30	2026.09.18 ~ 2026.12.29	—		30,000
Foreign short-term borrowings	Hana Bank and others	SOFR(1M) + 0.40 ~ 0.90	2026.08.11 ~ 2026.11.25	USD 49,165		70,547
Local bank overdrafts	Nonghyup Bank	3.26	2026.01.08	—		183,300
Local bank overdrafts	Hana Bank	1yr bank debenture rate + 1.07	2026.10.31	—		47,140

					~~W~~	9,979,420

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won
As of June 30, 2026
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Rural development fund loans	0.50	2026~2044	—	~~W~~	940
	Facility loans	4.60~4.94	2028~2042	—		44,395
	Facility loans	CB rate+0.90	2029	—		6,463
Hana Bank and others	Commercial paper	3M CD + 0.25~1.20	2026~2030	—		9,750,000
	Facility loans	4.60	2028	—		2,905
	Facility loans	3yr KTB rate-1.25	2026~2028	—		1,495
The Export-Import Bank of Korea	Facility loans	1.32	2027~2028	—		40,000
	Operating funds	3M KEXIM bond rate+0.66	2026	—		50,000
Korea Energy Agency	Development of overseas resources	3yr KTB rate-2.25 1.75	2028	—		6,076
	Project loans	0.00	2033	—		1,197
Shinhan Bank and others	Facility loans	CB rate+0.90~1.10	2028~2029	—		8,881
Others		3.95	2034	—		58,778
Others		base rate+1.00	2034	—		58,778
Kookmin Bank	Facility loans	4.58~4.93 91-day CD rate+1.79	2030~2037	—		156,880
Woori Bank	Facility loans	3M CD+1.90 base rate+1.60 4.93	2034~2042	—		90,065
IBK	Facility loans	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility loans	4.58~4.68	2030~2041	—		39,093
Others	Facility loans	3.30~6.80	2028~2042	—		743,777
	Facility loans	CB rate+1.10 1.75~4.68	2028~2041	—		18,297
Others		4.40~7.90	2038~2039	—		62,037
Others		2.10~5.41	2031~2034	—		49,817

					~~W~~	11,220,564

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2026 and December 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies
As of June 30, 2026
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	~~W~~	13,478
The Export-Import Bank of Korea and others	Export-Import Bank of Korea and others	Fixed+compound SOFR 1.80~3.20	2036	USD 62,064		95,671
	Export-Import Bank of Korea and others	6M Synthetic Libor +2.25~3.70	2027	USD 10,305		15,885
	Facility loans	TermSOFR(3M)+ 26.161bps(adj)+197.5bps	2028	USD 81,858		126,184
	Facility loans	SOFR+0.43~1.83	2029~2031	USD 121,727		187,643
	Facility loans	SOFR+0.78	2029	SAR 221,310		90,845
POSCO E&C and others	Shareholder’s Loan	8.00	2026	USD 3,228		4,976
	Shareholder’s Loan	8.00	2031	USD 6,845		10,551
NH-Amundi	Syndicated Loan	8.00	2032	JPY 456,419		4,345
SMTB	Syndicated Loan	((0.55%+TIBOR 6M)×40%)+ (1.8225%×60%)	2036	JPY5,605,985		53,368
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 36,196		63,744
MUFG Bank and others	Facility loans	SOFR(3M)+1.50 SOFR(6M)+CAS+5.00 5.08~5.53	2027~2049	USD 678,641		1,046,125
Hanwha US Solar Private Fund 1 and others	Facility loans	6.00	2038	USD 61,239		94,400
Shinhan Bank	Facility loans	1M BBSY+1.40~2.25	2026	AUD 223,472		237,280
Nonghyup Bank and others	Facility loans	10.40	2039	USD 33,038		50,930
					~~W~~	2,095,425

					~~W~~	13,315,989

Less: discount on long-term borrowings						(38,632)
Less: current portion of long-term borrowings						(10,072,961)
Add: current portion of discount on long-term borrowings						1,977

					~~W~~	3,206,373

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2026 and December 31, 2025 are as follows, continued:

In millions of won
As of December 31, 2025
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Rural development fund loans	0.50	2025~2044	—	~~W~~	1,097
	Facility loans	4.60~4.94	2028~2042	—		46,340
	Facility loans	CB rate+0.90	2029	—		7,457
Hana Bank and others	Commercial paper	3M CD + 0.31~1.20	2025~2030	—		8,350,000
	Facility loans	4.60	2028	—		3,578
	Facility loans	3yr KTB rate-1.25	2025~2028	—		1,827
The Export-Import Bank of Korea	Inter-Korean Cooperation Fund	1.00	2026	—		1,473
	Facility loans	1.32	2026~2028	—		48,000
	Operating funds	3M KEXIM bond rate+0.66	2026	—		50,000
Korea Energy Agency	Development of overseas resources	3yr KTB rate-2.25 1.75	2028	—		6,438
	Project loans	0.00	2033	—		1,197
Shinhan Bank and others	Facility loans	CB rate+0.90~1.10	2028~2029	—		10,586
Others		3.95	2034	—		61,820
Others		base rate+1.00	2034	—		61,820
Kookmin Bank	Facility loans	4.36~5.93	2030~2037	—		161,114
Woori Bank	Facility loans	3M CD+1.90 4.65~5.20	2034~2042	—		92,963
IBK	Facility loans	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility loans	5.60~5.70	2030~2041	—		39,093
Others	Facility loans	3.30~6.80	2028~2042	—		768,821
	Facility loans	CB rate+1.10 1.75~5.70	2028~2041	—		20,549
Others		4.40~7.90	2038~2039	—		79,296
Others		2.00~5.41	2031~2034	—		49,819

					~~W~~	9,893,978

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2026 and December 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies
As of December 31, 2025
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	~~W~~	12,546
The Export-Import Bank of Korea and others	Export-Import Bank of Korea and others	6.72~8.12	2036	USD 65,616		94,152
	Export-Import Bank of Korea and others	6M Synthetic Libor +2.25~3.70	2027	USD 32,621		46,808
	Facility loans	SOFR+0.43~1.83	2029~2031	USD 125,556		180,160
	Facility loans	SOFR+0.78	2029	SAR 517,167		197,847
POSCO E&C and others	Shareholder’s Loan	8.00	2026	USD 4,086		5,863
	Shareholder’s Loan	8.00	2031	USD 6,845		9,822
NH-Amundi	Syndicated Loan	8.00	2032	JPY 491,448		4,510
SMTB	Syndicated Loan	((0.55%+TIBOR 6M)×40%) +(1.8225%×60%)	2036	JPY 5,792,647		53,155
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 36,060		60,786
MUFG Bank and others	Facility loans	SOFR(3M)+1.60~1.99 SOFR(6M)+5.00 5.67~6.18	2026~2032	USD 801,862		1,150,592
Hanwha US Solar Private Fund 1 and others	Facility loans	6.00	2038	USD 60,818		87,267
Shinhan Bank	Facility loans	1M BBSY+1.40~2.25	2026	AUD 223,008		214,315
Nonghyup Bank and others	Facility loans	10.40	2039	USD 34,577		49,616
					~~W~~	2,167,439

					~~W~~	12,061,417

Less: discount on long-term borrowings						(44,541)
Less: current portion of long-term borrowings						(8,744,156)
Add: current portion of discount on long-term borrowings						2,054

					~~W~~	3,274,774

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	As of June 30, 2026		As of December 31, 2025
Electricity Bonds	2012.03.27 ~2026.06.25	2026.07.04 ~2052.04.21	1.48~5.69	~~W~~	59,390,000	59,850,000
Corporate Bonds (*)	2009.10.16 ~2026.06.25	2026.07.06 ~2054.06.28	1.29~10.00		32,007,317	29,957,353
Corporate Bonds	2021.05.26 ~2023.12.28	2041.05.25 ~2043.09.15	1.75~7.00		41,578	41,578

					91,438,895	89,848,931
Less: discount on local debt securities					(57,557)	(52,559)
Less: current portion of local debt securities					(22,991,558)	(21,801,584)
Add: current portion of discount on local debt securities					4,373	2,163

				~~W~~	68,394,153	67,996,951

(*)

Each holder of the private placement bonds of Heemangbit Power Co., Ltd. (~~W~~1,548 million) among the debt securities may exercise an early redemption right on the date five years from the issuance date (March 31, 2021) and on March 31 of each year thereafter until the year immediately preceding the maturity date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2026
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	429,618
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		485,136
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		442,287
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		154,150
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		462,450
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		70,444
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		71,465
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		324,390
FY-19	2019.07.19	2027.07.19	0.05	CHF 100,000		190,933
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 300,253		462,840
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		462,450
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		462,450
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		462,450
FY-22	2022.06.14	2027.06.14	4.00	USD 300,000		462,450
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		1,079,050
FY-22	2022.10.06	2028.04.06	5.50	USD 300,000		462,450
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		462,010
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		203,874
FY-23	2023.07.12	2028.07.12	4.88	USD 350,000		539,525
FY-23	2023.07.18	2028.07.18	5.00	USD 500,000		770,750
FY-23	2023.07.31	2026.07.31	5.38	USD 1,000,000		1,541,500
FY-23	2023.09.21	2026.09.21	5.38	USD 300,000		462,450
FY-24	2024.01.31	2027.01.31	4.88	USD 1,200,000		1,849,800
FY-24	2024.07.29	2029.07.29	4.63	USD 500,000		770,750
FY-25	2025.02.13	2028.02.13	4.75	USD 400,000		616,600
FY-25	2025.03.05	2028.03.05	4.10	HKD 1,166,000		229,236
FY-25	2025.07.30	2030.07.30	SOFR+0.79	USD 500,000		770,750
FY-25	2025.11.04	2031.05.04	4.00	USD 300,000		462,450
FY-25	2025.11.12	2028.11.12	Compounded Daily SOFR+0.62	USD 600,000		924,900
FY-25	2025.11.12	2030.11.12	4.13	USD 400,000		616,600
FY-26	2026.06.16	2031.06.16	4.50	USD 500,000		770,750

					~~W~~	17,476,958

Less: discount on foreign debt securities						(120,842)
Less: current portion of foreign debt securities						(6,305,103)
Add: current portion of discount on foreign debt securities						5,564

					~~W~~	11,056,577

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of June 30, 2026 and December 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies
As of December 31, 2025
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	399,908
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		451,587
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		411,702
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		143,490
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		430,470
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		67,429
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		70,187
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		304,277
FY-19	2019.07.19	2027.07.19	0.05	CHF 100,000		181,197
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 310,682		445,798
FY-20	2020.08.03	2026.02.03	0.61	USD 300,000		430,470
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		645,705
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		717,450
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		430,470
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		430,470
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		430,470
FY-22	2022.06.14	2027.06.14	4.00	USD 300,000		430,470
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		1,004,430
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,147,920
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		433,364
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		191,233
FY-23	2023.07.12	2028.07.12	4.88	USD 350,000		502,215
FY-23	2023.07.18	2028.07.18	5.00	USD 500,000		717,450
FY-23	2023.07.31	2026.07.31	5.38	USD 1,000,000		1,434,900
FY-23	2023.09.21	2026.09.21	5.38	USD 300,000		430,470
FY-24	2024.01.31	2027.01.31	4.88	USD 1,200,000		1,721,880
FY-24	2024.07.29	2029.07.29	4.63	USD 500,000		717,450
FY-25	2025.02.13	2028.02.13	4.75	USD 400,000		573,960
FY-25	2025.03.05	2028.03.05	4.10	HKD 1,166,000		215,022
FY-25	2025.07.30	2030.07.30	SOFR+0.79	USD 500,000		717,450
FY-25	2025.11.04	2031.05.04	4.00	USD 300,000		430,470
FY-25	2025.11.12	2028.11.12	Compounded Daily SOFR+0.62	USD 600,000		860,939
FY-25	2025.11.12	2030.11.12	4.13	USD 400,000		573,959

					~~W~~	18,094,662

Less: discount on foreign debt securities						(118,038)
Less: current portion of foreign debt securities						(5,372,332)
Add: current portion of discount on foreign debt securities						6,305

					~~W~~	12,610,597

(7)	Changes in borrowings and debt securities for the six-month periods ended June 30, 2026 and 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026				For the six-month period ended June 30, 2025
	Borrowings		Debt Securities	Total	Borrowings	Debt Securities	Total
Beginning balance	~~W~~	21,996,296	107,772,996	129,769,292	20,659,381	111,874,019	132,533,400
Cash flow		2,540,963	(263,005)	2,277,958	4,047,550	(3,315,584)	731,966
Effect of exchange rate fluctuations		36,321	1,235,265	1,271,586	(148,978)	(1,251,911)	(1,400,889)
Others		5,909	(7,802)	(1,893)	(19,540)	16,656	(2,884)

	~~W~~	24,579,489	108,737,454	133,316,943	24,538,413	107,323,180	131,861,593

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~125,170 million and ~~W~~53,916 million respectively, as expense for the six-month periods ended June 30, 2026 and 2025. The Group also applies the leases of low-value assets recognition exemption to lease contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~1,711 million and ~~W~~1,827 million respectively, as expense for the six-month periods ended June 30, 2026 and 2025. The Group has lease contracts for various items such as consecutive voyage charter contracts, real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026
	Acquisition Cost		Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	1,057,684	(429,678)	—	628,006
Buildings		238,117	(133,978)	(23)	104,116
Structures		55,982	(16,742)	—	39,240
Machinery		56,791	(36,533)	—	20,258
Ships		3,620,505	(2,170,640)	—	1,449,865
Vehicles		64,361	(41,532)	—	22,829
Others		391,756	(127,243)	—	264,513

	~~W~~	5,485,196	(2,956,346)	(23)	2,528,827

In millions of won	As of December 31, 2025
	Acquisition Cost		Accumulated depreciation	Book value
Land	~~W~~	1,025,978	(401,002)	624,976
Buildings		220,277	(126,636)	93,641
Structures		54,310	(15,125)	39,185
Machinery		56,211	(33,535)	22,676
Ships		3,630,728	(2,066,439)	1,564,289
Vehicles		72,416	(47,670)	24,746
Others (*)		381,469	(119,045)	262,424

	~~W~~	5,441,389	(2,809,452)	2,631,937

(*)	During the year ended December 31, 2025, the power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd., an LNG combined-cycle power project operator, was terminated.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

24.	Lease, Continued

1)	Group as a lessee, Continued

(3)	Changes in right-of-use assets for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
	Beginning balance		Increase	Decrease	Depreciation	Others	Ending balance
Land	~~W~~	624,976	11,633	(29,637)	(8,907)	29,941	628,006
Buildings		93,641	25,832	(21,194)	(1,303)	7,140	104,116
Structures		39,185	313	(4,162)	—	3,904	39,240
Machinery		22,676	342	(3,170)	(7)	417	20,258
Ships		1,564,289	21,698	(147,014)	—	10,892	1,449,865
Vehicles		24,746	4,708	(7,094)	(111)	580	22,829
Others		262,424	8,061	(10,863)	—	4,891	264,513

	~~W~~	2,631,937	72,587	(223,134)	(10,328)	57,765	2,528,827

In millions of won	For the year ended December 31, 2025
	Beginning balance		Increase	Decrease	Depreciation	Others	Ending balance
Land	~~W~~	677,602	9,402	(59,793)	(2,035)	(200)	624,976
Buildings		105,841	25,783	(41,921)	(2,282)	6,220	93,641
Structures		40,859	1,889	(8,433)	(96)	4,966	39,185
Machinery		27,060	1,364	(6,515)	(19)	786	22,676
Ships		1,931,093	9,688	(316,823)	—	(59,669)	1,564,289
Vehicles		20,920	21,280	(15,498)	(1,444)	(512)	24,746
Others		243,021	31,024	(28,680)	—	17,059	262,424

	~~W~~	3,046,396	100,430	(477,663)	(5,876)	(31,350)	2,631,937

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

24.	Lease, Continued

1)	Group as a lessee, Continued

(4)	Lease liabilities as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Less than 1 year	~~W~~	541,120	526,324
1 ~ 5 years		1,720,070	1,614,003
More than 5 years		1,191,029	1,407,310

		3,452,219	3,547,637
Less: present value discounts and others		(317,504)	(396,757)

Present value of lease payment	~~W~~	3,134,715	3,150,880

(5)	Details of the liquidity classification of lease liabilities as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Current lease liabilities	~~W~~	525,094	510,105
Non-current lease liabilities		2,609,621	2,640,775

	~~W~~	3,134,715	3,150,880

(6)	Changes in lease liabilities for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	3,150,880	67,712	(322,188)	34,941	203,370	3,134,715

(*)	Other changes include the effect of translation of lease liabilities denominated in foreign currencies.

In millions of won	For the year ended December 31, 2025
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	3,699,456	90,362	(626,586)	76,935	(89,287)	3,150,880

(*)	Other changes include the effect of translation of lease liabilities denominated in foreign currencies.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

24.	Lease, Continued

1)	Group as a lessee, Continued

(7)	Details of expense relating to lease contracts as lessee for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

In millions of Won	June 30, 2026			June 30, 2025
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Depreciation of right-of-use assets	~~W~~	109,701	223,134	126,449	253,460
Interest expenses of lease liabilities		17,508	34,941	19,194	40,015
Lease expenses for short-term leases		68,089	125,170	32,913	53,916
Lease expenses for leases of low-value assets		795	1,711	991	1,827
Variable lease payments		17,518	22,681	(6,454)	(2,744)

	~~W~~	213,611	407,637	173,093	346,474

(8)	The total cash outflow related to the lease contracts amounts to ~~W~~471,750 million and ~~W~~422,908 million, for the six-month periods ended June 30, 2026 and 2025, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. In addition, the Group provides 7 energy storage system installation projects and 317 energy efficiency contracts as finance leases with a lease term of 3 to 11 years. Also, the Group entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profits and losses related to finance leases for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

In millions of Won	June 30, 2026			June 30, 2025
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Finance income on the net investment in the lease	~~W~~	30,569	61,354	30,550	60,379

(3)	The maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of June 30, 2026 and December 31, 2025 is as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Less than 1 year	~~W~~	238,012	217,872
1 ~ 2 years		215,337	206,023
2 ~ 3 years		203,440	194,195
3 ~ 4 years		205,973	184,626
4 ~ 5 years		185,310	187,851
More than 5 years		1,220,457	1,218,793

		2,268,529	2,209,360
Less: unearned finance income		(929,611)	(932,072)

Net investment in the lease (*1)	~~W~~	1,338,918	1,277,288

(*1)	The present value of unguaranteed residual value of ~~W~~38,273 million (December 31, 2025: ~~W~~34,047 million) is included as of June 30, 2026.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 3.46% up to 17.85% per year as of June 30, 2026 (0.00%~17.37% as of December 31, 2025).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

24.	Lease, Continued

2)	Group as a lessor, Continued

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	7,002	5,255
Bad debt expense		26	1,977
Write-off		—	(230)

Ending balance	~~W~~	7,028	7,002

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Net defined benefit asset	~~W~~	179,051	104,344
Net defined benefit obligations		1,002,579	1,380,352
Other long-term employee benefit obligations		23,577	1,500

(2)	Principal assumptions used for actuarial valuation as of June 30, 2026 and December 31, 2025 are as follows:

	As of June 30, 2026	As of December 31, 2025
Discount rate	3.80% ~ 6.20%	3.38% ~ 5.44%
Future salary and benefit levels	4.83%	4.83%
Weighted average duration	9.34 years	9.65 years

(3)	Details of expense relating to defined benefit plans for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

In millions of Won	June 30, 2026			June 30, 2025
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Current service cost	~~W~~	108,846	220,072	115,824	228,692
Interest cost		44,412	89,983	42,465	83,412
Expected return on plan assets		(34,697)	(67,939)	(30,551)	(59,882)

	~~W~~	118,561	242,116	127,738	252,222

Expenses described above are recognized in those items below in the condensed consolidated financial statements.

In millions of Won	June 30, 2026			June 30, 2025
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Cost of sales	~~W~~	85,707	174,614	91,058	179,554
Selling and administrative expenses		21,705	44,247	24,428	48,375
Others including construction-in-progress		11,149	23,255	12,252	24,293

	~~W~~	118,561	242,116	127,738	252,222

In addition, for the six-month periods ended June 30, 2026 and 2025, benefit expenses which the Group paid for the defined contribution plan in accordance with ratio defined in the Group’s retirement benefit plan are classified as follows: ~~W~~60,187 million and ~~W~~49,043 million as cost of sales; ~~W~~9,066 million and ~~W~~7,138 million as selling and administrative expenses; and ~~W~~9,910 million and ~~W~~8,589 million as construction-in-progress and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Present value of defined benefit obligation from funded plans	~~W~~	4,360,579	4,978,795
Fair value of plan assets		(3,537,051)	(3,702,787)

Net liabilities incurred from defined benefit plans	~~W~~	823,528	1,276,008

(5)	Changes in the present value of defined benefit obligations for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	4,978,795	4,960,645
Current service cost		220,072	486,139
Interest cost		89,983	173,362
Remeasurement component		(209,331)	32,568
Actual payments		(719,078)	(673,863)
Others		138	(56)

Ending balance	~~W~~	4,360,579	4,978,795

(6)	Changes in the fair value of plan assets for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	3,702,787	3,551,233
Expected return		67,939	124,639
Remeasurement component		(15,672)	(12,236)
Contributions by the employers		22,892	350,970
Actual payments		(240,895)	(311,819)

Ending balance	~~W~~	3,537,051	3,702,787

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Equity instruments	~~W~~	1,739	879
Debt instruments		506,939	527,278
Bank deposits		227,851	275,590
Others (*)		2,800,522	2,899,040

	~~W~~	3,537,051	3,702,787

(*)	Other plan assets consist of various financial assets managed by external asset management companies.

For the six-month period ended June 30, 2026 and for the year ended December 31, 2025, actual returns on plan assets amounted to ~~W~~52,267 million and ~~W~~112,403 million, respectively.

(8)	Remeasurement components recognized in other comprehensive income (loss) for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026		For the year ended December 31, 2025
Actuarial loss from changes in financial assumptions	~~W~~	(250,592)	(172,587)
Actuarial loss from experience adjustments, etc.		41,261	205,155
Expected loss		15,672	12,236

	~~W~~	(193,659)	44,804

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

In addition, gain on accumulated remeasurement component amounting to ~~W~~143,091 million and ~~W~~8,027 million have been recognized as other comprehensive income as of June 30, 2026 and December 31, 2025, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

26.	Provisions

(1)	Provisions as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,266,932	—	1,145,049	—
Litigation
Litigation provisions		4,563	285,654	10,114	342,213
Decommissioning cost
Nuclear plants		55,874	24,444,628	55,874	24,121,023
Spent fuel		879,085	2,021,986	700,694	2,044,650
Radioactive waste		86,937	1,746,084	72,616	1,699,429
PCBs		—	8,727	—	14,073
Other recovery provisions		—	57,380	—	55,843
Others
Power plant regional support program		166,197	—	132,818	—
Transmission regional support program		223,367	—	344,824	—
Provisions for financial guarantee		17,366	29,361	21,815	28,894
Provisions for RPS		12,973	—	—	—
Provisions for greenhouse gas emissions obligations		194,379	—	151,187	—
Provision for Onerous Contracts		1,288,202	66	1,448,037	1,656
Provision for defects liability		376	99,297	311	111,885
Provision for product warranties		960	—	977	—
Others		79,217	456,640	85,927	444,034

	~~W~~	4,276,428	29,149,823	4,170,243	28,863,700

(2)	Changes in provisions for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,145,049	603,059	(481,148)	(28)	—	1,266,932
Litigation
Litigation provisions		352,327	16,746	(70,029)	(5,055)	(3,772)	290,217
Decommissioning cost
Nuclear plants		24,176,897	355,577	(31,972)	—	—	24,500,502
Spent fuel		2,745,344	421,631	(265,904)	—	—	2,901,071
Radioactive waste		1,772,045	65,346	(4,370)	—	—	1,833,021
PCBs		14,073	228	(5,574)	—	—	8,727
Other recovery provisions		55,843	904	—	—	633	57,380
Others
Power plant regional support program		132,818	60,126	(26,747)	—	—	166,197
Transmission regional support program		344,824	5,367	(126,824)	—	—	223,367
Provisions for financial guarantee		50,709	3,357	(5,345)	(2,421)	427	46,727
Provisions for RPS		—	642,857	(611,849)	(18,035)	—	12,973
Provisions for greenhouse gas emissions obligations		151,187	44,307	—	(1,115)	—	194,379
Provision for Onerous Contracts		1,449,693	7,859	—	(169,284)	—	1,288,268
Provision for defects liability		112,196	13,929	(26,421)	(31)	—	99,673
Provision for product warranties		977	4	(5)	(16)	—	960
Others		529,961	62,832	(59,709)	2,270	503	535,857

	~~W~~	33,033,943	2,304,129	(1,715,897)	(193,715)	(2,209)	33,426,251

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows, continued:

In millions of won	For the year ended December 31, 2025
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,093,625	1,364,058	(1,301,555)	(11,079)	—	1,145,049
Litigation
Litigation provisions		488,421	44,700	(167,170)	(13,638)	14	352,327
Decommissioning cost
Nuclear plants		23,272,373	1,005,286	(63,355)	(37,407)	—	24,176,897
Spent fuel		2,923,745	578,601	(411,377)	(345,625)	—	2,745,344
Radioactive waste		1,761,791	108,910	(56,879)	(41,777)	—	1,772,045
PCBs		39,389	1,144	(19,958)	(6,502)	—	14,073
Other recovery provisions		50,407	18,963	(1,290)	(280)	(11,957)	55,843
Others
Power plant regional support program		130,256	59,769	(57,207)	—	—	132,818
Transmission regional support program		302,631	212,701	(170,508)	—	—	344,824
Provisions for financial guarantee		30,924	45,864	(22,553)	(3,347)	(179)	50,709
Provisions for RPS		—	1,107,704	(1,101,002)	(6,702)	—	—
Provisions for greenhouse gas emissions obligations		156,463	247,135	(241,024)	(7,204)	(4,183)	151,187
Provision for Onerous Contracts		1,767	1,448,691	—	(765)	—	1,449,693
Provision for defects liability		121,402	30,329	(39,416)	(119)	—	112,196
Provision for product warranties		967	50	(9)	(28)	(3)	977
Others		256,844	278,428	(5,195)	—	(116)	529,961

	~~W~~	30,631,005	6,552,333	(3,658,498)	(474,473)	(16,424)	33,033,943

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

27.	Government Grants

(1)	Government grants as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Land	~~W~~	27,391	27,392
Buildings		36,143	38,077
Structures		144,448	149,558
Machinery		91,532	94,337
Vehicles		2,790	2,683
Equipment		938	1,868
Tools		815	982
Construction-in-progress		233,939	230,573
Investment properties		21	22
Software		599	804
Development expenditures		394	540
Intangible assets under development		5,673	5,044
Other intangible assets		90	136

	~~W~~	544,773	552,016

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	8,905	(8,785)	—	—	(120)	—	—
Land		27,392	—	—	—	(1)	—	—	27,391
Buildings		38,077	—	—	(1,934)	—	—	—	36,143
Structures		149,558	—	—	(4,849)	(266)	—	5	144,448
Machinery		94,337	—	272	(6,777)	(60)	—	3,760	91,532
Vehicles		2,683	—	162	(691)	(2)	—	638	2,790
Equipment		1,868	—	—	(1,060)	—	—	130	938
Tools		982	—	—	(227)	—	—	60	815
Construction-in-progress		230,573	—	7,668	—	—	—	(4,302)	233,939
Investment properties		22	—	—	(1)	—	—	—	21
Software		804	—	—	(222)	—	—	17	599
Development expenditures		540	—	—	(146)	—	—	—	394
Intangible assets under development		5,044	—	683	—	—	—	(54)	5,673
Other intangible assets		136	—	—	(46)	—	—	—	90

	~~W~~	552,016	8,905	—	(15,953)	(329)	(120)	254	544,773

In millions of won	For the year ended December 31, 2025
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	25,243	(25,019)	—	—	(224)	—	—
Land		27,403	—	—	—	(11)	—	—	27,392
Buildings		41,718	—	—	(3,937)	(4)	—	300	38,077
Structures		149,737	—	—	(9,552)	(687)	—	10,060	149,558
Machinery		105,546	—	1,150	(15,011)	(384)	—	3,036	94,337
Vehicles		2,745	—	484	(1,309)	(6)	—	769	2,683
Equipment		3,915	—	19	(2,119)	—	—	53	1,868
Tools		1,306	—	—	(437)	—	—	113	982
Construction-in-progress		223,566	—	21,758	—	—	—	(14,751)	230,573
Investment properties		22	—	—	—	—	—	—	22
Software		844	—	—	(342)	—	—	302	804
Development expenditures		939	—	—	(496)	—	—	97	540
Intangible assets under development		3,473	—	1,608	—	—	—	(37)	5,044
Other intangible assets		229	—	—	(93)	—	—	—	136

	~~W~~	561,443	25,243	—	(33,296)	(1,092)	(224)	(58)	552,016

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

28.	Deferred Revenue

Changes in deferred revenues for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	For the six-month period ended June 30, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	14,099,143	13,652,565
Increase		777,322	1,308,338
Recognized as revenue		(451,157)	(861,760)

Ending balance	~~W~~	14,425,308	14,099,143

29.	Non-financial Liabilities

Non-financial liabilities as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,765,681	643,228	3,742,661	423,445
Unearned revenue		62,731	14,786	56,306	18,364
Deferred revenue		853,949	13,571,359	826,003	13,273,140
Withholdings		382,825	1,024	300,016	1,024
Others		1,680,425	11,029	1,880,185	10,186

	~~W~~	6,745,611	14,241,426	6,805,171	13,726,159

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

30.	Contributed Capital

(1)	Details of share capital as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won except share information
	As of June 30, 2026
	Shares authorized (in shares)	Shares issued (in shares)	Par value per share (in won)		Owned by government (*1)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*1)	Equity of ~~W~~1,056,176 million held by Korea Development Bank is included.

In millions of won except share information
	As of December 31, 2025
	Shares authorized (in shares)	Shares issued (in shares)	Par value per share (in won)		Owned by government (*1)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*1)	Equity of ~~W~~1,056,176 million held by Korea Development Bank is included.

(2)	Details in the number of floating capital stock for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

Number of shares	For the six-month period ended June 30, 2026	For the year ended December 31, 2025
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Legal reserve (*1)	~~W~~	1,604,910	1,604,910
Voluntary reserves		6,807,034	567,469
Retained earnings before appropriations		22,000,850	26,328,205

Retained earnings	~~W~~	30,412,794	28,500,584

(*1)

In accordance with Article 14 of the Korea Electric Power Corporation Act, the Group is required to appropriate at least 20% of its net income as a legal reserve each year until the reserve reaches 50% of its share capital. The legal reserve may not be distributed as cash dividends and may only be used to offset accumulated deficits or be transferred to capital through a resolution of the shareholders’ meeting.

(2)	Details of voluntary reserves as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Reserve for business expansion	~~W~~	6,807,034	567,469

(3)	Changes in retained earnings for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	28,500,584	20,128,247
Profit for the year attributed to owners of the controlling company		2,760,052	8,544,918
Changes in equity method retained earnings		25,390	(5,944)
Remeasurements of defined benefit liability, net of tax		116,677	(29,899)
Dividend paid		(989,909)	(136,738)

Ending balance	~~W~~	30,412,794	28,500,584

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
	Number of shares issued (in shares)	Number of treasury stocks (in shares)	Number of shares eligible for dividends (in shares)	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	1,542	989,909

In millions of won	For the year ended December 31, 2025
	Number of shares issued (in shares)	Number of treasury stocks (in shares)	Number of shares eligible for dividends (in shares)	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	213	136,738

(5)	Changes in retained earnings of investments in associates and joint ventures for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	(23,364)	(17,420)
Changes		25,390	(5,944)

Ending balance	~~W~~	2,026	(23,364)

(6)	Changes in remeasurement components related to defined benefit liability for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	8,027	(95,694)
Changes		188,913	(47,266)
Income tax effect		(72,236)	17,367
Transfer to reserve for business expansion		18,387	133,620

Ending balance	~~W~~	143,091	8,027

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

32.	Hybrid Bonds

The 2nd hybrid bond issued by Korea South-East Power Co., Ltd., a subsidiary of the Group, was fully redeemed during the year ended December 31, 2025. Accordingly, there are no outstanding hybrid bonds classified as non-controlling interests as of June 30, 2026 and December 31, 2025.

33.	Other Components of Equity

(1)	Other components of equity as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Other capital surplus	~~W~~	1,568,699	1,566,635
Accumulated other comprehensive income		1,932,167	1,340,560
Other equity		12,708,585	12,708,585

	~~W~~	16,209,451	15,615,780

(2)	Changes in other capital surplus for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026				For the year ended December 31, 2025
	Gains on disposal of treasury stocks		Others	Total	Gains on disposal of treasury stocks	Others	Total
Beginning balance	~~W~~	387,524	1,179,111	1,566,635	387,524	1,213,288	1,600,812
Additional paid-in capital of subsidiaries		—	(64)	(64)	—	(855)	(855)
Equity transaction within the consolidated entity		—	2,128	2,128	—	(33,322)	(33,322)

Ending balance	~~W~~	387,524	1,181,175	1,568,699	387,524	1,179,111	1,566,635

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	224,645	1,340,165	(236,978)	12,728	1,340,560
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		9,590	—	—	—	9,590
Shares of other comprehensive loss of associates and joint ventures, net of tax		—	534,049	—	—	534,049
Foreign currency translation of foreign operations, net of tax		—	—	34,120	—	34,120
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	13,848	13,848

Ending balance	~~W~~	234,235	1,874,214	(202,858)	26,576	1,932,167

In millions of won	For the year ended December 31, 2025
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	80,757	1,597,958	(231,946)	(22,755)	1,424,014
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		143,888	—	—	—	143,888
Shares of other comprehensive loss of associates and joint ventures, net of tax		—	(257,793)	—	—	(257,793)
Foreign currency translation of foreign operations, net of tax		—	—	(5,032)	—	(5,032)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	35,483	35,483

Ending balance	~~W~~	224,645	1,340,165	(236,978)	12,728	1,340,560

(4)	Other equity as of June 30, 2026 and December 31, 2025 is as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Statutory revaluation reserve	~~W~~	12,708,704	12,708,704
Changes in other equity		(119)	(119)

	~~W~~	12,708,585	12,708,585

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

34.	Sales

Details of sales for each of the three and six-month periods ended June 30, 2026 and 2025 are as follows:

In millions of Won	June 30, 2026
	Domestic			Overseas		Total
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
[Type of goods and services]
Sale of goods	~~W~~	21,188,212	44,847,073	79,853	195,917	21,268,065	45,042,990
Electricity		20,740,787	43,964,066	—	—	20,740,787	43,964,066
Heat supply		27,435	180,212	—	—	27,435	180,212
Others		419,990	702,795	79,853	195,917	499,843	898,712
Sales related to rendering of services		121,747	196,367	58,964	156,807	180,711	353,174
Sales related to construction services		48,060	92,564	196,680	377,454	244,740	470,018
Revenue related to transfer of assets from customers		225,336	451,157	—	—	225,336	451,157

	~~W~~	21,583,355	45,587,161	335,497	730,178	21,918,852	46,317,339

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	21,188,212	44,847,073	79,853	195,917	21,268,065	45,042,990
Performance obligations satisfied over time		395,143	740,088	255,644	534,261	650,787	1,274,349

	~~W~~	21,583,355	45,587,161	335,497	730,178	21,918,852	46,317,339

In millions of Won	June 30, 2025
	Domestic			Overseas		Total
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
[Type of goods and services]
Sale of goods	~~W~~	21,295,111	44,994,678	97,885	207,767	21,392,996	45,202,445
Electricity		20,946,333	44,157,533	—	—	20,946,333	44,157,533
Heat supply		54,495	241,183	—	—	54,495	241,183
Others		294,283	595,962	97,885	207,767	392,168	803,729
Sales related to rendering of services		112,928	199,518	43,954	104,056	156,882	303,574
Sales related to construction services		71,331	90,587	109,940	146,881	181,271	237,468
Revenue related to transfer of assets from customers		218,989	430,635	—	—	218,989	430,635

	~~W~~	21,698,359	45,715,418	251,779	458,704	21,950,138	46,174,122

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	21,295,111	44,994,678	97,885	207,767	21,392,996	45,202,445
Performance obligations satisfied over time		403,248	720,740	153,894	250,937	557,142	971,677

	~~W~~	21,698,359	45,715,418	251,779	458,704	21,950,138	46,174,122

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for each of the three and six-month periods ended June 30, 2026 and 2025 are as follows:

In millions of Won	June 30, 2026			June 30, 2025
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Salaries	~~W~~	294,100	587,259	293,934	579,663
Retirement benefit expense		25,941	53,313	27,406	55,513
Contributions to employee welfare fund		5	5	4	4
Welfare and benefit expense		41,606	82,851	40,915	73,739
Insurance expense		2,383	15,498	8,499	16,215
Depreciation		60,998	121,547	58,753	116,264
Amortization of intangible assets		17,082	37,287	23,072	45,390
Bad debt expense		9,609	25,491	14,171	31,544
Commission		107,419	213,614	99,019	205,026
Advertising expense		7,673	17,957	6,292	16,776
Training expense		2,530	4,656	2,329	4,315
Vehicle maintenance expense		2,619	4,580	2,280	4,318
Publishing expense		781	1,464	805	1,516
Business promotion expense		726	1,486	679	1,387
Rent expense		13,914	26,470	14,393	26,165
Telecommunication expense		2,321	5,312	2,309	5,147
Transportation expense		307	661	297	542
Taxes and dues		80,509	90,289	74,296	84,447
Expendable supplies expense		2,933	5,438	2,376	4,228
Water, light and heating expense		3,358	7,776	3,316	7,941
Repairs and maintenance expense		21,297	38,033	37,771	66,832
Ordinary development expense		43,269	76,295	47,363	90,963
Travel expense		5,957	11,785	5,821	10,728
Clothing expense		3,265	3,709	2,326	2,872
Survey and analysis expense		212	409	211	397
Membership fee		801	1,370	790	1,423
Others		32,192	65,299	25,297	54,802

	~~W~~	783,807	1,499,854	794,724	1,508,157

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

36.	Other Income and Expenses Continued

(1)	Other income for each of the three and six-month periods ended June 30, 2026 and 2025 are as follows:

In millions of Won	June 30, 2026			June 30, 2025
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Reversal of other provisions	~~W~~	3,675	5,906	970	4,083
Reversal of other bad debt allowance		(22,910)	2,659	(757)	5,743
Gains on government grants		58	120	55	102
Gains on assets contributed		71	2,894	1,332	1,513
Gains on liabilities exempted		929	981	427	707
Compensation and reparations revenue		20,561	46,204	25,688	45,895
Revenue from foundation fund		25	36	9	163
Rental income		50,223	103,078	52,340	105,189
Others		7,771	55,160	13,309	22,785

	~~W~~60,403		217,038	93,373	186,180

(2)	Other expenses for each of the three and six-month periods ended June 30, 2026 and 2025 are as follows:

In millions of Won	June 30, 2026			June 30, 2025
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Compensation and indemnification expense	~~W~~	—	—	1,309	1,310
Accretion expenses of other provisions		625	672	315	755
Depreciation expenses on investment properties		217	473	313	508
Depreciation expenses on idle assets		896	1,797	903	1,807
Other bad debt expense		69,275	69,275	—	2
Donations		11,692	84,764	64,634	76,745
Others		7,689	11,453	7,746	13,971

	~~W~~90,394		168,434	75,220	95,098

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for each of the three and six-month periods ended June 30, 2026 and 2025 is as follows:

In millions of Won	June 30, 2026			June 30, 2025
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Other gains
Gains on disposal of property, plant and equipment	~~W~~	1,926	3,627	2,712	8,075
Gains on disposal of intangible assets		—	—	16	16
Reversal of impairment loss on property, plant and equipment		—	1	—	—
Reversal of impairment loss on intangible assets		47	47	40	40
Gains on foreign currency translation		16,634	57,417	9,677	13,839
Gains on foreign currency transactions		27,726	47,812	31,125	75,738
Gains on insurance proceeds		1,281	2,081	1,015	1,015
Others		92,376	192,363	109,052	281,516

Other losses
Losses on disposal of property, plant and equipment		(19,253)	(39,202)	(12,982)	(50,140)
Losses on disposal of intangible assets		(1)	(1)	—	(13)
Loss on impairment of property, plant and equipment		—	(825)	—	—
Loss on impairment of intangible assets		—	(1,115)	(30)	(30)
Losses on foreign currency translation		(4,176)	(31,100)	(36,974)	(47,056)
Losses on foreign currency transactions		(44,916)	(85,578)	(17,706)	(37,394)
Others		(14,913)	(77,092)	(65,334)	(126,423)

	~~W~~	56,731	68,435	20,611	119,183

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

38.	Finance Income

Finance income for each of the three and six-month periods ended June 30, 2026 and 2025 is as follows:

In millions of Won	June 30, 2026			June 30, 2025
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Interest income	~~W~~	97,450	194,405	103,058	215,046
Dividends income		5,887	25,962	9,770	23,321
Gains on disposal of financial assets		13,063	28,109	8,932	19,496
Gains on valuation of financial assets at fair value through profit or loss		24,204	40,525	20,180	34,789
Gains on valuation of derivatives		236,210	1,189,821	—	31,735
Gains on transaction of derivatives		95,197	209,464	60,048	139,178
Gains on foreign currency translation		36,399	111,934	1,329,479	1,391,376
Gains on foreign currency transactions		4,185	8,673	253,818	293,741
Others		571	1,352	681	1,510

	~~W~~	513,166	1,810,245	1,785,966	2,150,192

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

39.	Finance Expenses

Finance expenses for each of the three and six-month periods ended June 30, 2026 and 2025 are as follows:

In millions of Won	June 30, 2026			June 30, 2025
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Interest expense	~~W~~	1,049,395	2,079,121	1,094,132	2,211,256
Losses on valuation of derivatives		9,366	13,868	1,029,015	1,023,742
Losses on transaction of derivatives		35,602	47,274	227,745	262,194
Losses on foreign currency translation		268,797	1,272,709	65,639	95,129
Losses on foreign currency transactions		62,640	79,862	42,597	45,112
Others		16,932	28,383	4,570	8,845

	~~W~~	1,442,732	3,521,217	2,463,698	3,646,278

Capitalization rates for the six-month periods ended June 30, 2026 and 2025 are 2.27%~5.80% and 2.31%~3.29%, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

40.	Income Taxes

(1)

Income tax expense is calculated by adjusting prior year adjustments, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The average effective tax rate for each of the six-month periods ended June 30, 2026 and 2025 is 26.81% and 27.75%, respectively.

(2)	Pillar two model rules

The Group has assessed the potential exposure arising from the Pillar Two legislation based on the financial information. Based on the assessment carried out so far, the Group has identified its potential exposure to Pillar Two income taxes on profits earned from its constituent entities operating in Nepal, Pakistan, Vietnam, and other jurisdictions where the expected Pillar Two effective tax rate is likely to be lower than 15%. As a result, the Group expects that KEPCO and its constituent entities operating therein will pay additional Pillar Two income taxes on the profit from such constituent entities.

The current income tax expense recognized for the six-month period ended June 30, 2026 in relation with the additional Pillar Two income taxes amounts to ~~W~~3,363 million (~~W~~1,421 million for the six-month period ended June 30, 2025). The Group has applied the mandatory exception to recognition and disclosure of deferred taxes arising from Pillar Two income taxes.

41.	Assets Held-for-Sale

Although the Group entered into a contract to sell the site of the Majang Materials Center during the year ended December 31, 2025, the asset was not classified as assets held-for-sale as of June 30, 2026, as it was not considered highly probable that the sale would be completed within one year.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the six-month periods ended June 30, 2026 and 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	9,837,734	9,837,734
Power purchase		—	17,206,862	17,206,862
Salaries		587,259	2,393,280	2,980,539
Retirement benefit expense		53,313	234,801	288,114
Contributions to employee welfare fund		5	100	105
Welfare and benefit expense		82,851	313,699	396,550
Insurance expense		15,498	71,349	86,847
Depreciation		121,547	6,639,532	6,761,079
Amortization of intangible assets		37,287	37,032	74,319
Bad debt expense		25,491	—	25,491
Commission		213,614	181,306	394,920
Advertising expense		17,957	4,942	22,899
Training expense		4,656	7,740	12,396
Vehicle maintenance expense		4,580	4,203	8,783
Publishing expense		1,464	1,215	2,679
Business promotion expense		1,486	1,328	2,814
Rent expense		26,470	84,961	111,431
Telecommunication expense		5,312	5,326	10,638
Transportation expense		661	23,922	24,583
Taxes and dues		90,289	401,274	491,563
Expendable supplies expense		5,438	25,878	31,316
Water, light and heating expense		7,776	19,086	26,862
Repairs and maintenance expense		38,033	1,402,031	1,440,064
Ordinary development expense		76,295	273,489	349,784
Travel expense		11,785	36,923	48,708
Clothing expense		3,709	3,463	7,172
Survey and analysis expense		409	2,193	2,602
Membership fee		1,370	5,857	7,227
Others		65,299	685,238	750,537

	~~W~~	1,499,854	39,904,764	41,404,618

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the six-month periods ended June 30, 2026 and 2025 are as follows, continued:

In millions of won	For the six-month period ended June 30, 2025
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	8,718,869	8,718,869
Power purchase		—	17,357,843	17,357,843
Salaries		579,663	2,349,931	2,929,594
Retirement benefit expense		55,513	228,597	284,110
Contributions to employee welfare fund		4	122	126
Welfare and benefit expense		73,739	271,721	345,460
Insurance expense		16,215	71,501	87,716
Depreciation		116,264	6,792,839	6,909,103
Amortization of intangible assets		45,390	37,076	82,466
Bad debt expense		31,544	—	31,544
Commission		205,026	153,795	358,821
Advertising expense		16,776	4,299	21,075
Training expense		4,315	7,119	11,434
Vehicle maintenance expense		4,318	4,255	8,573
Publishing expense		1,516	1,245	2,761
Business promotion expense		1,387	1,238	2,625
Rent expense		26,165	80,351	106,516
Telecommunication expense		5,147	5,433	10,580
Transportation expense		542	34,168	34,710
Taxes and dues		84,447	377,524	461,971
Expendable supplies expense		4,228	23,246	27,474
Water, light and heating expense		7,941	18,810	26,751
Repairs and maintenance expense		66,832	1,221,685	1,288,517
Ordinary development expense		90,963	266,147	357,110
Travel expense		10,728	37,291	48,019
Clothing expense		2,872	2,482	5,354
Survey and analysis expense		397	1,965	2,362
Membership fee		1,423	12,799	14,222
Others		54,802	694,135	748,937

	~~W~~	1,508,157	38,776,486	40,284,643

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

43.	Earnings Per Share

(1)	Basic earnings per share for each of the three and six-month periods ended June 30, 2026 and 2025 are as follows:

In Won	June 30, 2026			June 30, 2025
Type	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Basic earnings per share	~~W~~	416	4,299	1,771	5,397

(2)

Profits for the periods and the weighted average number of common shares used in the calculation of basic earnings per share for each of the three and six-month periods ended June 30, 2026 and 2025 are as follows:

In millions of Won except number of shares	June 30, 2026			June 30, 2025
Type	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Profit attributable to controlling interest	~~W~~	267,306	2,760,052	1,136,712	3,464,958
Profit used in the calculation of total basic earnings per share		267,306	2,760,052	1,136,712	3,464,958
Weighted average number of common shares (in shares)		641,964,077	641,964,077	641,964,077	641,964,077

(3)	The weighted average number of common shares used in the calculation of basic earnings per share for each of the three and six-month periods ended June 30, 2026 and 2025 is as follows:

In number of shares	June 30, 2026		June 30, 2025
Type	Three- Month period ended	Six- month period ended	Three- month period ended	Six- month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

(4)	There are no potential dilutive instruments, thus diluted earnings per share are same as basic earnings per share for each of the three and six-month periods ended June 30, 2026 and 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

44.	Risk Management

The Group manages various risks that may arise from each business segment, primarily focusing on credit risk, market risk, interest rate risk, and liquidity risk. These risks are identified, measured, controlled, and reported in accordance with the Group’s established basic policy for risk management.

(1)	Capital risk management

The Group manages its capital to ensure the ability to continue as a going concern while minimizing the cost of capital and maximizing returns to shareholders. The management of the Group periodically reviews the capital structure and maintains an optimal capital mix through short and long-term borrowings and equity issuances. The capital structure consists of net debt (calculated as borrowings less cash and cash equivalents) and equity. The Group’s overall capital risk management policy remains consistent with the prior year.

Details of the Group’s capital management accounts as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Total borrowings and debt securities	~~W~~	133,316,943	129,769,292
Cash and cash equivalents		2,622,064	2,240,811

Net borrowings and debt securities		130,694,879	127,528,481

Total equity		51,845,207	49,322,944

Ratio of net borrowings and debt securities to total equity		252.09%	258.56%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group’s policies, individual financial assets over the materiality threshold are reviewed on a regular basis. Allowances for doubtful accounts on individually reviewed trade receivables are determined by assessing, on a case-by-case basis, whether an incurred loss exists at the end of the reporting period, and this applies to all individually material trade receivables. The assessments usually include the collateral obtained on the individual accounts (including reconfirmation of its enforceability) and the expected collections.

Allowances for doubtful accounts assessed on a collective basis are established for (i) groups of homogeneous assets that are individually below the materiality threshold, and (ii) losses that have been incurred but not yet identified, by overdue period based on the due dates, using available historical experience, judgment and statistical techniques.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026		As of December 31, 2025
Cash and cash equivalents	~~W~~	2,622,064	2,240,811
Financial assets at fair value through profit or loss (*1)		2,319,012	1,800,539
Derivative assets (trading)		2,328,011	1,548,015
Financial assets at fair value through other comprehensive income (debt securities)		4,794	4,794
Financial assets at amortized cost		30,786	31,117
Loans		1,088,155	986,528
Long-term/short-term financial instruments		2,252,785	2,882,131
Derivative assets (applying hedge accounting)		461,170	487,535
Trade and other receivables		15,354,084	15,742,665
Financial guarantee contracts (*2)		3,743,906	4,091,813

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

For the six-month period ended June 30, 2026, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions.

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease in the actuarial valuation assumptions as of June 30, 2026 and December 31, 2025 is as follows:

In millions of won		As of June 30, 2026			As of December 31, 2025
Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	415,270	(366,388)	460,237	(412,611)
Discount rate	Increase (decrease) in defined benefit obligation		(360,452)	420,524	(427,236)	491,119

Changes in retirement benefit costs assuming a 1%p increase and decrease in discount rate on plan asset for the six-month periods ended June 30, 2026 and 2025 are ~~W~~17,337 million and ~~W~~16,506 million, respectively.

②	Provisions

The underlying assumptions to estimate provisions as of June 30, 2026 and December 31, 2025 are as follows:

Accounts	Type	As of June 30, 2026	As of December 31, 2025
PCBs	Inflation rate	3.29%	3.29%
	Discount rate	3.24%	3.24%
Nuclear plants	Inflation rate	2.04%	2.04%
	Discount rate	2.89%	2.89%
Spent fuel	Inflation rate	2.04%	2.04%
	Discount rate	2.47%	2.47%
Radioactive waste	Inflation rate	2.45%	2.45%
	Discount rate	4.03%	4.03%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease in the underlying assumptions as of June 30, 2026 and December 31, 2025 is as follows:

In millions of won		As of June 30, 2026			As of December 31, 2025
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(14)	14	(17)	17
	Nuclear plants		(473,738)	490,380	(478,760)	495,645
	Spent fuel		(155,392)	166,417	(147,517)	157,989
	Radioactive waste		(13,454)	14,762	(13,625)	14,951
Inflation rate	PCBs		14	(14)	17	(17)
	Nuclear plants		531,471	(514,058)	523,954	(506,787)
	Spent fuel		166,982	(156,177)	158,525	(148,263)
	Radioactive waste		15,501	(14,203)	14,868	(13,625)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions.

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of June 30, 2026 and December 31, 2025 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
AED	52,882	51,617	3,452	4,927
AUD	30	49	—	—
BDT	2,247	2,251	—	—
BWP	725	726	—	—
CAD	1	579	—	—
CHF	—	—	99,995	99,946
CZK	605	—	—	—
DOP	4,783	6,378	—	—
EGP	1,878,455	759,561	—	—
EUR	209,877	89,734	87,450	44,482
GBP	143	90	—	—
HKD	—	—	6,300,061	6,286,899
IDR	70,662,548	37,788,922	2,361,755	49,014,235
INR	1,045,332	1,175,785	148,977	161,578
JOD	1,472	646	198	433
JPY	986,070	60,443	837,942	746,066
KZT	—	1,485	—	—
MGA	6,346,981	7,038,637	360,566	577,908
MMK	188,021	188,021	—	—
MYR	1,202	2,805	—	—
PHP	94,772	71,400	—	—
PKR	63,777,268	64,839,210	10,418	10,418
RON	1,463	748	4	—
SAR	1,034	1,069	—	—
SEK	—	—	449,372	449,349
SGD	268	1,783	—	—
USD	1,398,053	1,356,230	12,362,370	13,851,077
UYU	223,889	93,414	789	1,285
VND	1,168,489	772,198	—	—
ZAR	65,736	84,167	—	—

A sensitivity analysis on the Group’s profit before income tax and equity assuming a 10% increase and decrease in currency exchange rates as of June 30, 2026 and December 31, 2025 is as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,770,526)	1,770,526	(1,885,349)	1,885,349
Increase (decrease) of shareholder’s equity (*1)		(1,770,526)	1,770,526	(1,885,349)	1,885,349

(*1)	The effect on the shareholder’s equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of June 30, 2026 and December 31, 2025.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged item. As of June 30, 2026, the hedging instrument (cross-currency swap) hedges the risk of the hedged item (repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won
Type	As of June 30, 2026		As of December 31, 2025
Short-term borrowings	~~W~~	2,851,132	2,747,687
Long-term borrowings		12,088,846	10,787,203
Debt securities		1,737,228	1,619,967

	~~W~~	16,677,206	15,154,857

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 is as follows:

In millions of won	For the six-month period ended June 30, 2026			For the year ended December 31, 2025
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(83,386)	83,386	(151,549)	151,549
Increase (decrease) of shareholder’s equity (*1)		(83,386)	83,386	(151,549)	151,549

(*1)	The effect on the shareholder’s equity excluding the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s profit before income tax and equity assuming a 1% increase and decrease in price of electricity for the six-month periods ended June 30, 2026 and 2025 is as follows:

In millions of won	For the six-month period ended June 30, 2026			For the six-month period ended June 30, 2025
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	439,641	(439,641)	441,575	(441,575)
Increase (decrease) of shareholder’s equity (*1)		439,641	(439,641)	441,575	(441,575)

(*1)	The effect on the shareholder’s equity excluding the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities of non-derivative financial liabilities as of June 30, 2026 and December 31, 2025 in detail are as follows:

In millions of won	As of June 30, 2026
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings	~~W~~	22,998,986	574,485	745,549	2,756,745	27,075,765
Debt securities		31,522,365	26,805,295	39,382,873	26,810,411	124,520,944
Lease liabilities		541,120	516,425	1,203,645	1,191,029	3,452,219
Trade and other payables (*1)		9,541,031	380,883	531,466	535,484	10,988,864
Financial guarantee contracts (*2)		3,743,906	—	—	—	3,743,906

	~~W~~	68,347,408	28,277,088	41,863,533	31,293,669	169,781,698

(*1)	Excludes lease liabilities.
(*2)

The total amount represents the maximum exposure that the Group would be obliged to bear in the event of a financial guarantee occurrence, allocated to the earliest period in which the guarantee may be called upon. As of June 30, 2026, the Group has recognized ~~W~~ 46,727 million as a provision for financial guarantee contracts.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

In millions of won	As of December 31, 2025
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings	~~W~~	20,100,531	597,717	792,513	2,512,018	24,002,779
Debt securities		29,172,320	28,897,889	37,383,870	24,539,981	119,994,060
Lease liabilities		526,324	473,319	1,140,684	1,407,310	3,547,637
Trade and other payables (*1)		8,111,566	343,906	618,231	425,896	9,499,599
Financial guarantee contracts (*2)		4,091,813	—	—	—	4,091,813

	~~W~~	62,002,554	30,312,831	39,935,298	28,885,205	161,135,888

(*1)	Excludes lease liabilities.
(*2)

The total amount represents the maximum exposure that the Group would be obliged to bear in the event of a financial guarantee occurrence, allocated to the earliest period in which the guarantee may be called upon. As of December 31, 2025, the Group has recognized ~~W~~ 50,709 million as a provision for financial guarantee contracts.

As the Group manages liquidity based on net assets and net liabilities, information about non-derivative financial assets should be included in the disclosure for better understanding of liquidity risk management.

The expected maturities of non-derivative financial assets as of June 30, 2026 and December 31, 2025 in detail are as follows:

In millions of won	As of June 30, 2026
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,622,064	—	—	—	2,622,064
Financial assets at fair value through other comprehensive income		—	—	—	881,210	881,210
Financial assets at amortized cost		22,480	8,306	—	—	30,786
Loans and receivables		260,686	381,273	339,135	144,427	1,125,521
Long-term/short-term financial Instruments		1,356,293	15,035	9,322	872,135	2,252,785
Financial assets at fair value through profit or loss		1,798,808	328,544	661,954	495,547	3,284,853
Trade and other receivables		12,333,289	2,099,444	4,912,377	—	19,345,110

	~~W~~	18,393,620	2,832,602	5,922,788	2,393,319	29,542,329

(*)	The maturities cannot be presently determined.

In millions of won	As of December 31, 2025
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,240,811	—	—	—	2,240,811
Financial assets at fair value through other comprehensive income		—	—	—	885,173	885,173
Financial assets at amortized cost		21,663	9,454	—	—	31,117
Loans and receivables		96,582	420,903	344,853	159,449	1,021,787
Long-term/short-term financial Instruments		1,997,644	19,423	—	865,064	2,882,131
Financial assets at fair value through profit or loss		1,309,159	325,496	681,967	487,841	2,804,463
Trade and other receivables		12,840,965	2,063,420	4,768,062	—	19,672,447

	~~W~~	18,506,824	2,838,696	5,794,882	2,397,527	29,537,929

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity dates as per the contracts as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(48,846)	(18,987)	15,747	(57,924)	(110,010)
- Hedging		—	—	—	(135)	(135)

	~~W~~	(48,846)	(18,987)	15,747	(58,059)	(110,145)

In millions of won	As of December 31, 2025
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(53,973)	(14,327)	(10,395)	(89,024)	(167,719)
- Hedging		—	—	—	(126)	(126)

	~~W~~	(53,973)	(14,327)	(10,395)	(89,150)	(167,845)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(3)	Fair value measurement

The fair value of financial instruments traded in active markets (such as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (e.g., over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of valuation techniques and makes assumptions that are based on market conditions existing at the end of each reporting period.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting the future contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair values and book values of financial assets and liabilities as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	881,210	881,210	885,173	885,173
Derivative assets (trading)		2,328,011	2,328,011	1,548,015	1,548,015
Derivative assets (applying hedge accounting)		461,170	461,170	487,535	487,535
Financial assets at fair value through profit or loss		2,501,966	2,501,966	1,995,226	1,995,226

	~~W~~	6,172,357	6,172,357	4,915,949	4,915,949

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	30,786	30,786	31,117	31,117
Loans and receivables		1,088,155	1,088,155	986,528	986,528
Trade and other receivables		15,354,084	15,354,084	15,742,665	15,742,665
Long-term financial instruments		896,492	896,492	884,487	884,487
Short-term financial instruments		1,356,293	1,356,293	1,997,644	1,997,644
Cash and cash equivalents		2,622,064	2,622,064	2,240,811	2,240,811

	~~W~~	21,347,874	21,347,874	21,883,252	21,883,252

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	125,967	125,967	165,373	165,373
Derivative liabilities (applying hedge accounting)		134	134	126	126

	~~W~~	126,101	126,101	165,499	165,499

Liabilities carried at amortized cost
Secured borrowings	~~W~~	1,265,717	1,265,717	1,245,289	1,245,289
Unsecured bond		108,737,454	108,814,599	107,772,996	106,751,304
Lease liabilities		3,134,715	3,134,715	3,150,880	3,150,880
Unsecured borrowings		22,948,019	22,892,482	20,520,567	20,473,189
Trade and other payables (*1)		10,988,864	10,988,864	9,499,599	9,499,599
Overdraft		365,753	365,753	230,440	230,440

	~~W~~	147,440,522	147,462,130	142,419,771	141,350,701

(*1)	Excludes lease liabilities

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(3)	Fair value measurement, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rates used for calculating fair value as of June 30, 2026 and December 31, 2025 are as follows:

Type	As of June 30, 2026	As of December 31, 2025
Derivatives	0.00% ~ 5.02%	0.00% ~ 4.88%
Borrowings and debt securities	0.39% ~ 5.84%	0.33% ~ 5.50%
Leases	3.46% ~ 17.85%	0.00% ~ 17.37%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	517,447	—	363,763	881,210
Derivative assets		—	2,684,290	104,891	2,789,181
Financial assets at fair value through profit or loss		19,667	2,300,544	181,755	2,501,966

	~~W~~	537,114	4,984,834	650,409	6,172,357

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	33,059	93,042	126,101

In millions of won	As of December 31, 2025
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	517,251	—	367,922	885,173
Derivative assets		—	1,937,554	97,996	2,035,550
Financial assets at fair value through profit or loss		—	1,988,813	6,413	1,995,226

	~~W~~	517,251	3,926,367	472,331	4,915,949

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	75,185	90,314	165,499

The fair value of financial assets traded in the market (including those measured at FVTPL and FVOCI) is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unmarketable financial assets (including those measured at FVTPL and FVOCI) is calculated using the fair value measurement performed by external pricing service agents. In addition, the Group considered the major economic indicators and economic environment of the derivatives to be evaluated, and measured the fair value of the derivatives using a discounted cash flow model that reflects the Group’s credit risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(3)	Fair value measurement, continued

Changes in financial assets and liabilities which are classified as level 3 for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value:
Financial assets at fair value through profit or loss
Cooperative	~~W~~	6,413	—	—	167	(21)	—	6,559
Unlisted securities		—	3,323	35,501	5,802	(15,209)	19,098	48,515
Debt securities		—	7,000	4,909	—	—	—	11,909
Compound financial instruments		—	7,500	108,272	—	(1,000)	—	114,772
Financial assets at fair value through other comprehensive income
Unlisted securities		363,128	—	—	3,244	(8,805)	1,402	358,969
Debt securities		4,794	—	—	—	—	—	4,794
Derivatives
Other derivative assets		97,996	—	—	—	—	6,896	104,892
Financial liabilities at fair value:
Derivatives
Other derivative liabilities		90,314	—	—	—	—	2,729	93,043

In millions of won	For the year ended December 31, 2025
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value:
Financial assets at fair value through profit or loss
Cooperative	~~W~~	6,872	—	—	(459)	—	—	6,413
Financial assets at fair value through other comprehensive income
Unlisted securities		309,709	—	—	52,343	(10)	1,086	363,128
Debt securities		5,045	—	—	(251)	—	—	4,794
Derivatives
Other derivative assets		—	7,496	129,359	8,293	(53,373)	6,221	97,996
Financial liabilities at fair value:
Derivatives
Other derivative liabilities		—	3	170,244	(11,282)	(67,752)	(899)	90,314

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

45.	Service Concession Arrangements

(1)	Hydroelectric Power Generation at Semangka, Indonesia

(i)	Significant terms and concession period of the arrangement

Regarding Semangka hydroelectric power-generation business in Indonesia, the Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group shall provide electricity generated for about 30 years (2018 – 2048) subsequent to the completion of plant construction and shall receive tariffs consisting of capital cost recovery tariff, fixed O&M cost recovery tariff, river water usage fee recovery tariff, variable O&M cost recovery tariff and transmission-line investment recovery tariff during the concession period.

(ii)	Rights to use the specified assets

The Group has the rights to use, own and operate the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	Classification method

This project allows PT PLN to acquire ownership of the plant after the end of the 30 years concession period.

(iv)	The Group’s expected future collections of service concession arrangements as of June 30, 2026 are as follows:

In millions of won

Type	Amounts
Less than 1 year	~~W~~	35,596
1 ~ 2 years		35,596
2 ~ 3 years		35,596
Over 3 years		521,725

	~~W~~	628,513

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

45.	Service Concession Arrangements, Continued

(2)	Pakistan Gulpur Hydropower Project

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with CPPAg (Central Power Purchasing Agency Guarantee Limited) whereby the Group shall provide electricity generated for approximately 30 years (2020 – 2050) subsequent to the completion of plant construction and shall receive tariffs consisting of capital cost recovery tariff, borrowing cost recovery tariff, variable O&M cost recovery tariff, fixed O&M cost recovery tariff, water usage fee recovery tariff and insurance cost recovery tariff during the contract period.

(ii)	Rights to use the specified assets

The Group has the rights to use, own and operate the power plant during the concession period from 2020 to 2050. The Government of Pakistan has an option to take over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Government of Pakistan to acquire ownership of the plant after the end of the concession period.

(iv)	The Group’s expected future collections of service concession arrangements as of June 30, 2026 are as follows:

In millions of won

Type	Amounts
Less than 1 year	~~W~~	81,654
1 ~ 2 years		81,654
2 ~ 3 years		81,654
Over 3 years		824,430

	~~W~~	1,069,392

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

45.	Service Concession Arrangements, Continued

(3)	Guam Ukudu Combined thermal power plant Project

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with Guam Power Authority whereby the Group shall provide electricity generated for approximately 25 years (from 2025 to 2050) subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover variable O&M cost, fixed O&M cost and others during the concession period.

(ii)	Rights to use the specified assets

The Group has the rights to use, own and operate the power plant during the concession period from 2025 to 2050. The Guam Power Authority takes over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Guam Power Authority to acquire ownership of the plant after the end of the concession period.

(iv)	The Group’s expected future collections of service concession arrangements as of June 30, 2026 are as follows:

In millions of won

Type	Amounts
Less than 1 year	~~W~~	123,806
1 ~ 2 years		124,938
2 ~ 3 years		115,494
Over 3 years		2,946,779

	~~W~~	3,311,017

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties

(1)	The Group’s related parties as of June 30, 2026 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (169 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO ES Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., KOSPO Niles LLC (formerly, Nambu USA LLC), Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, K-SOLAR SHINAN Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd., EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., Digital Innovation Growth Fund, KEPCO Holding Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd., KEPCO KPS South Africa Pty., Ltd., Chile Solar JV SpA, KOWEPO Holding Limited, Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust, Columboola Solar Farm Fin Co Pty., Ltd., Magna Energy New Industrial Fund, EWP ESS Holdings, LLC, Fairhaven ESS LLC, KOSPO Rutile, LLC, KEPCO Yona America LLC, EWP Yona America LLC, KEPCO SADAWI – FZCO, KOMIPO Middle East Energy L.L.C-FZ, Nuclear Energy Industry Growth Fund II, UI Carbon-Neutrality Fund II

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(1)	The Group’s related parties as of June 30, 2026 are as follows, continued:

Type	Related party
Associates (110 entities) (*1)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., STN Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Gwangbaek Solar Power Investment Co., Ltd., Godeok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., KPE Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., ECO Motion Co., Ltd., REC’s Innovation Co., Ltd., ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc., Changwon SG energy Co., Ltd., Donpyung Technology. Co., Ltd., Power Embedded, HORANG ENERGY Inc., Hoenggye Renewable Energy Co., Ltd., Haman Green Energy Co., Ltd., Songsan Green Energy Co., Ltd., SkyPic Inc., HyChangwon Fuel Cell. Co., Ltd., Dreams Co., Ltd., DEEPAI Co., Ltd., Amaala Sustainable Company for Energy LLC, Remal First Holding Company, Naseem First Holding Company, Cheonwang Green Energy Co., Ltd., Namjeju Bitdream Energy Co., Ltd., Jeju Bukchon BES Power Co., Ltd., Commerce and Industry Energy Co., Ltd., Gunsan Green Energy Co., Ltd., KI Tech Co., Ltd., Enlight Energy Advanced Industry Venture Fund, Shinan-Ui Offshore Wind Power Co., Ltd., Daebul Green Power Co., Ltd., Hapcheon Floating Photovoltaic Power Plant II Inc., VL Gustav Private Equity Limited Partnership

Joint ventures (127 entities) (*1)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Boim Combined Heat and Power Generation Co., Ltd., OneEnergy Asia Limited, KAS INVESTMENT I LLC, KAS INVESTMENT II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Changwon Nu-ri Energy Co., Ltd., PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seokmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA, Taebaek Wind Power Co., Ltd., Yangyang Suri Wind Power Co., Ltd., KEPCO for Power Company, Kumyang Eco Park Co., Ltd., Jeongeup Green Power Co., Ltd., Namyangju Combined Heat and Power Co., Ltd., Wadi Noor Solar Power Company SAOC, Rutile BESS Holdings, LLC, Trumbull Development Partners, LLC, Samcheok Eco Materials Co., Ltd., Imha Floating Photovoltaic Power Plant Inc., Roof One Energy Co., Ltd., EDFR KOWEPO AJBAN PV HOLDING LIMITED, Taean Haetdeulwon Solar Co., Ltd., Haetbyeotgil Solar Co., Ltd., KES Yona Holdings L.L.C, Siraj AlTaqa AlNazifa, Seongseo Neulpureun Energy Co., Ltd., Luluah SKY Energy Holding Ltd., Nour Ibri Solar Power Company, Lucy Equity Holdings, LLC, Grove Energy Capital IV, LLC, Gwangju Solarlink Co., Ltd., Solarlink Inverter Co., Ltd., Balgeun Jindo Energy Storage Co., Ltd., Goheung Naro Energy Storage Co., Ltd., Coastal Power SAOC, EDFPS KOWEPO ZARRAF PV HOLDING LIMITED

Others (1 entity)	Korea Development Bank

(*1)	Subsidiaries of associates and joint ventures are included.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	The related party transactions for the six-month periods ended June 30, 2026 and 2025 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	June 30, 2026		June 30, 2025
<Associates>
Korea Gas Corporation	Fuel purchase and others	~~W~~	172,395	109,605
Goseong Green Power Co., Ltd.	Electricity sales		264,654	224,912
Dongducheon Dream Power Co., Ltd.	Electricity sales		5,096	12,062
S-Power Co., Ltd.	Service		1,257	1,022
GS Donghae Electric Power Co., Ltd.	Electricity sales		4,990	17,537
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		28,459	11,799
Gangneung Eco Power Co., Ltd.	Fuel sales		228,517	223,458
Korea Electric Power Industrial Development Co., Ltd.	Service		6,614	6,729
PT. Bayan Resources TBK	Dividends income and others		153,194	—
Indeck Niles Development, LLC	Dividends income		125,149	5,871
Korea Power Exchange	Service		15,101	16,943
Gemeng International Energy Co., Ltd.	Dividends income		40,867	20,644
Chuncheon Green Energy Co., Ltd.	Electricity sales		11,927	10,447
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		6,968	6,039
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		5,904	3,411
KPE Green Energy Co., Ltd.	Others		108	100
Yeongyang Wind Power Corporation II	Commission		2,405	—
Gangwon Wind Power Co., Ltd.	Electricity sales		1,512	1,480
Godeok Clean Energy Co., Ltd.	Electricity sales		1,889	615
Bitgoel Eco Energy Co., Ltd.	Service and others		577	1,069
Noeul Green Energy Co., Ltd.	REC purchase and others		3,768	3,725
Others (Hyundai Eco Energy Co., Ltd. and 56 others)	Electricity sales		30,430	33,546

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(3)	The related party transactions for the six-month periods ended June 30, 2026 and 2025 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	June 30, 2026		June 30, 2025
<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales	~~W~~	1,460	482
Daegu Green Power Co., Ltd.	Electricity sales		973	999
Daesan Green Energy Co., Ltd.	Electricity sales		227	81
KAPES, Inc.	Others		134	2,060
Amman Asia Electric Power Company	Construction revenue and others		44,289	12,729
Solaseado Solar Power Co., Ltd.	Electricity sales		8,705	502
Seokmun Energy Co., Ltd.	REC purchase and others		1,099	1,031
Cheongju Eco Park Co., Ltd.	Electricity sales		89	93
Yeongam Solar Power Co., Ltd.	Electricity sales		1,422	245
Datang Chifeng Renewable Power Co., Ltd.	Dividends income		13,830	—
Naepo Green Energy Co., Ltd.	Electricity sales		13,791	15,122
Yeonggwang Wind Power Co., Ltd.	Electricity sales		543	534
Cheongna Energy Co., Ltd.	Others		12,787	26,031
Kelar S.A.	Service and interest income		12,122	10,070
Boim Combined Heat and Power Generation Co., Ltd.	Power generation service revenue and others		5,074	1,363
Eumseong Eco Park Co., Ltd.	Electricity sales		10	10
Seokmun Green Energy Co., Ltd.	Electricity sales		31	30
Goheung New Energy Co., Ltd.	Electricity sales		3,189	108
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,037	1,009
KEPCO SPC Power Corporation	Dividends income and others		7,828	818
Others (Namyangju Combined Heat and Power Co., Ltd. and 61 others)	Electricity sales		123,568	144,883

<Others>
Korea Development Bank	Electricity fees and others		2,653	2,544
	Interest income		1,961	3,728

		~~W~~	1,368,603	935,486

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(3)	The related party transactions for each of the six-month periods ended June 30, 2026 and 2025 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	June 30, 2026		June 30, 2025
<Associates>
Korea Gas Corporation	Fuel purchase and others	~~W~~	2,808,452	2,834,688
Goseong Green Power Co., Ltd.	Electricity sales		546,763	504,481
Dongducheon Dream Power Co., Ltd.	Electricity sales		517,812	614,531
S-Power Co., Ltd.	Service		306,920	344,711
GS Donghae Electric Power Co., Ltd.	Electricity sales		268,252	244,817
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		215,453	368,957
Gangneung Eco Power Co., Ltd.	Fuel sales		106	70
Korea Electric Power Industrial Development Co., Ltd.	Service		186,915	162,675
PT. Bayan Resources TBK	Dividends income and others		39,237	34,835
Daeryun Power Co., Ltd.	Electricity sales		156,627	143,442
Korea Power Exchange	Service		78,126	10,687
Chuncheon Green Energy Co., Ltd.	Electricity sales		26,487	35,812
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		17,391	24,014
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		14,138	16,928
KPE Green Energy Co., Ltd.	Others		18,702	20,525
Yeongyang Wind Power Corporation II	Commission		12,000	12,367
Gangwon Wind Power Co., Ltd.	Electricity sales		13,064	15,463
Godeok Clean Energy Co., Ltd.	Electricity sales		12,336	14,988
Bitgoel Eco Energy Co., Ltd.	Service and others		13,275	6,533
Noeul Green Energy Co., Ltd.	REC purchase and others		9,967	14,008
Haman Green Energy Co., Ltd.	REC purchase		13,596	4,408
Others (Hyundai Eco Energy Co., Ltd. and 56 others)	Electricity sales		136,549	141,757

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(3)	The related party transactions for each of the six-month periods ended June 30, 2026 and 2025 are as follows, Continued

In millions of won		Purchase and others
Company name	Transaction type	June 30, 2026		June 30, 2025
< Joint ventures >
Chun-cheon Energy Co., Ltd.	Electricity sales	~~W~~	190,083	190,770
Daegu Green Power Co., Ltd.	Electricity sales		131,578	152,187
Daesan Green Energy Co., Ltd.	Electricity sales		83,299	87,046
KAPES, Inc.	Others		46,892	102,054
Solaseado Solar Power Co., Ltd.	Electricity sales		17,098	16,564
Seokmun Energy Co., Ltd.	REC purchase and others		24,314	28,504
Cheongju Eco Park Co., Ltd.	Electricity sales		19,842	20,200
Yeongam Solar Power Co., Ltd.	Electricity sales		15,379	16,201
Datang Chifeng Renewable Power Co., Ltd.	Dividends income		—	—
Yeonggwang Wind Power Co., Ltd.	Electricity sales		12,785	16,779
Cheongna Energy Co., Ltd.	Others		63	63
Boim Combined Heat and Power Generation Co., Ltd.	Power generation service revenue and others		6,232	2,062
Eumseong Eco Park Co., Ltd.	Electricity sales		10,736	11,446
Seokmun Green Energy Co., Ltd.	Electricity sales		10,524	14,883
Goheung New Energy Co., Ltd.	Electricity sales		7,152	5,805
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		7,100	6,380
KEPCO SPC Power Corporation	Dividends income and others		—	—
Others (Namyangju Combined Heat and Power Co., Ltd. and 61 others)	Electricity sales		55,351	79,081

<Others>
Korea Development Bank	Electricity fees and others		—	—
	Interest income		—	—
	Interest expense		1,374	4,862
	Dividends paid		325,725	—

		~~W~~	6,377,695	6,325,584

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from the related party transactions as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2026		December 31, 2025	June 30, 2026	December 31, 2025
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	110,498	15,486	—	—
	Non-trade receivables and others		21,811	447	—	—
	Trade payables		—	—	415,596	381,353
	Non-trade payables and others		—	—	60	466
Goseong Green Power Co., Ltd.	Trade receivables		25,083	69,535	—	—
	Non-trade receivables and others		719	16	—	—
	Trade payables		—	—	81,928	112,314
	Non-trade payables and others		—	—	39,388	41,070
GS Donghae Electric Power Co., Ltd.	Trade receivables		702	975	—	—
	Non-trade receivables and others		101	109	—	—
	Trade payables		—	—	191,115	154,984
	Non-trade payables and others		—	—	55	17
Dongducheon Dream Power Co., Ltd.	Trade receivables		609	1,254	—	—
	Non-trade receivables and others		413	637	—	—
	Trade payables		—	—	96,788	58,610
PT. Bayan Resources TBK	Non-trade receivables and others		82,634	—	—	—
	Trade payables		—	—	7,737	5,899
S-Power Co., Ltd.	Trade receivables		112	360	—	—
	Non-trade receivables and others		64	60	—	—
	Trade payables		—	—	58,002	49,089
Busan Green Energy Co., Ltd.	Trade receivables		1	2	—	—
	Non-trade receivables and others		53,429	50,846	—	—
	Non-trade payables and others		—	—	4,051	3,688
Chuncheon Green Energy Co., Ltd.	Non-trade receivables and others		43,302	31,676	—	—
	Non-trade payables and others		—	—	9,415	14,305
Gangneung Eco Power Co., Ltd.	Trade receivables		29,223	29,354	—	—
	Trade payables		—	—	13,936	—
	Non-trade payables and others		—	—	271	1,071
Others (Noeul Green Energy Co., Ltd. and 50 others)	Trade receivables		14,297	13,572	—	—
	Non-trade receivables and others		124,712	96,771	—	—
	Trade payables		—	—	72,514	106,174
	Non-trade payables and others		—	—	64,585	38,017

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from the related party transactions as of June 30, 2026 and December 31, 2025 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2026		December 31, 2025	June 30, 2026	December 31, 2025
<Joint ventures>
KEPCO for Power Company	Non-trade receivables and others	~~W~~	60,392	1,011	—	—
Kelar S.A.	Trade receivables		3,845	3,504	—	—
	Non-trade receivables and others		43,935	38,193	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		138	307	—	—
	Non-trade receivables and others		165	222	—	—
	Trade payables		—	—	34,853	23,654
	Non-trade payables and others		—	—	2	—
Boim Combined Heat and Power Generation Co., Ltd.	Trade receivables		46	46	—	—
	Non-trade receivables and others		4,132	5,045	—	—
	Trade payables		—	—	1,182	861
	Non-trade payables and others		—	—	27,449	27,834
SUNMEX RENOVABLES, S.A. DE C.V.	Non-trade receivables and others		29,673	3,856	—	—
Others (Daegu Green Power Co., Ltd. and 66 others)	Trade receivables		315,351	363,580	—	—
	Non-trade receivables and others		77,880	218,113	—	—
	Trade payables		—	—	50,655	41,392
	Non-trade payables and others		—	—	74,360	63,207

<Others>
Korea Development Bank	Accrued Interest Receivable		243	1,642	—	—
	Non-trade receivables and others		32,984	32,354	—	—
	Non-trade payables and others		—	—	325,769	44
	Derivatives		298,375	183,662	—	1,085

		~~W~~	1,374,869	1,162,635	1,569,711	1,125,134

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from the related party transactions as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	33,776	597	—	—	34,373
	(Allowance for doubtful accounts)		(33,776)	(597)	—	—	(34,373)
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		25,971	—	—	1,929	27,900
Associates	PT. Cirebon Energi Prasarana		50,674	3,043	(17,956)	3,754	39,515
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		22,507	—	(1,953)	—	20,554
Associates	Saemangeum Sebit Power Plant Co., Ltd.		21,802	—	(760)	—	21,042
Associates	Remal First Holding Company		1	—	—	—	1
Associates	Naseem First Holding Company		1	—	—	—	1
Associates	Jeju Bukchon BES Power Co., Ltd.		7,380	—	—	—	7,380
Associates	Gunsan Green Energy Co., Ltd.		627	—	—	—	627
Associates	Hoenggye Renewable Energy Co., Ltd.		—	2,407	—	—	2,407
Joint ventures	Solaseado Solar Power Co., Ltd.		33,930	—	(509)	—	33,421
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		15,550	—	—	1,156	16,706
	(Allowance for doubtful accounts)		—	(16,706)	—	—	(16,706)
Joint ventures	Horus Solar, S.A. de C.V.		16,794	—	(3,600)	1,160	14,354
	(Allowance for doubtful accounts)		—	(14,343)	—	—	(14,343)
Joint ventures	Sunmex Renovables, S.A. de C.V.		23,859	—	—	1,773	25,632
	(Allowance for doubtful accounts)		—	(25,632)	—	—	(25,632)
Joint ventures	Kelar S.A.		18,320	—	—	1,919	20,239
Joint ventures	Daehan Wind Power PSC		14,778	—	(1,773)	966	13,971
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		3,302	—	—	—	3,302
Joint ventures	Yangyang Wind Power Co., Ltd.		3,257	—	—	—	3,257
Joint ventures	Nghi Son 2 Power LLC		144,927	—	(10,799)	9,913	144,041
Joint ventures	Guadalupe Solar SpA		3,073	—	(97)	325	3,301
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		72,211	2,729	—	1,941	76,881
Joint ventures	S-Power Chile SpA		287	—	—	21	308
Joint ventures	Omisan Wind Power Co., Ltd.		8,894	—	—	—	8,894
Joint ventures	Gurae Resident Power Co., Ltd.		106	—	—	—	106
Joint ventures	Yeongwol Eco Wind Co., Ltd.		2,178	—	—	—	2,178
Joint ventures	KAS Investment I LLC		7,333	6,163	—	878	14,374
Joint ventures	KAS Investment II LLC		7,391	6,213	—	885	14,489
Joint ventures	Chungsongmeon BongSan wind power Co., Ltd.		5,563	—	—	—	5,563
Joint ventures	KEPCO for Power Company		—	58,077	—	2,350	60,427
Joint ventures	Luluah SKY Energy Holding Ltd.		—	84,319	—	2,122	86,441

		~~W~~	514,881	106,270	(37,447)	31,092	614,796

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(6)	Borrowings arising from the related party transactions as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development	Facility	~~W~~	74,942	—	(3,459)	4,432	75,915
Bank	Others		1,097	—	(157)	—	940
	Operating funds		130,000	782,137	(812,137)	—	100,000
	EBL and others		99,690	5,174	(2,052)	4,751	107,563

		~~W~~	305,729	787,311	(817,805)	9,183	284,418

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of June 30, 2026 are as follows:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 4,151	Hana Bank
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Certification of payment on L/C	USD 44,350	SMBC Singapore and others
Korea Electric Power Corporation	Barakah One Company	Performance guarantees and others	USD 3,691,065	First Abu Dhabi Bank and others
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 203,981	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Certification of payment on L/C	USD 9,800	Hana Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Certification of payment on L/C	USD 12,000	Hana Bank
Korea Electric Power Corporation	Horus Solar S.A. De C.V.	Other performance guarantees	USD 1,331	CENACE
Korea Electric Power Corporation		Other performance guarantees	MXN 17,362	CFE Transmission and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
Korea Electric Power Corporation	Sunmex Renovables S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
Korea Electric Power Corporation		Other performance guarantees	MXN 3,666	CFE Transmission and others
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 52,500	Mizuho bank
Korea Electric Power Corporation		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Other guarantees	MYR 30,889	Mizuho Bank
Korea Electric Power Corporation	KEPCO for Power Company	Debt guarantees	USD 108,000	Shinhan Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of June 30, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Electric Power Corporation		Other performance guarantees	USD 70,000	SMBC Seoul
Korea Electric Power Corporation	Remal Energy Company	Debt guarantees (*16)	USD 146,400	DBS BANK Ltd. (Hong Kong)
Korea Electric Power Corporation	Naseem Energy Company	Debt guarantees (*17)	USD 146,400	DBS BANK Ltd. (Hong Kong)
Korea Electric Power Corporation	Yona Intermediate Holdings LLC	Debt guarantees (*19)	USD 69,460	KEXIM, DBS Bank Ltd.
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 28,202	Kookmin Bank and others
Korea Western Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 53,233	Kookmin Bank and others
Korea Western Power Co., Ltd.		Loan payment guarantee	KRW 18,200	HY Seobu Jeilcha Co., Ltd.
Korea Western Power Co., Ltd.	PT.Mutiara Jawa	Collateralized money invested	—	Woori Bank
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co.,Ltd	Collateralized money invested	KRW 80,452	Krung Thai Bank
Korea Western Power Co., Ltd.		Impounding bonus guarantees (*10)	USD 5,000	SK Eco Plant Co., Ltd.
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 72,000	Kookmin Bank and others
Korea Western Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 1,225	Nonghyup Bank
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 706	Hana Bank and others
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 4,400	IBK and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of June 30, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 360	Hana Bank and others
Korea Western Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 5,651	Hana Bank and others
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 7,512	Nonghyup Bank
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 386	Hana Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 3,089	Hana Bank and others
Korea Western Power Co., Ltd.	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 19,091	Hana Bank and others
Korea Western Power Co., Ltd.	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,020	Hana Bank and others
Korea Western Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 5,741	Kyobo Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	PungBack Wind Farm Corporation	Collateralized money invested	KRW 7,885	Hanwha Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	Wadi Noor Solar Power	Loan payment guarantee	USD 54,855	DBS Bank
Korea Western Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	EDFR KOWEPO Ajban PV Holding Limited	Loan payment guarantee	USD 57,090	First Abu Dhabi Bank
Korea Western Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Taean Haetdeulwon Solar Co., Ltd.	Collateralized money invested	KRW 7,992	Kookmin Bank and others
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant 2nd Inc.	Collateralized money invested	KRW 1,811	Woori Bank and others
Korea Western Power Co., Ltd.	Coastal Power SAOC	Loan payment guarantee	USD 73,150	DBS Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of June 30, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 13,959	Kookmin Bank and others
Korea East-West Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 36,669	Kookmin Bank and others
Korea East-West Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,632	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 296,081	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,698	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 23,125	IBK
Korea East-West Power Co., Ltd.		Guarantees for supplemental funding (*1)	—	IBK
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 21,491	Samsung Fire & Marine Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT.Tanjung Power Indonesia	Collateralized money invested	KRW 105,495	MUFG Bank Ltd. and others
Korea East-West Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees (*13)	USD 14,400	Credit Agricole Corporate and Investment Bank Seoul, Hana Bank
Korea East-West Power Co., Ltd.		Collateralized money invested	KRW 53,378	JCSD Trustee Services Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 10,423	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Co., Ltd.	Collateralized money invested	KRW 1,341	Shinhan Bank and others
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 15,896	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of June 30, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea East-West Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 5,547	Woori Bank and others
Korea East-West Power Co., Ltd.	Yanggu Floating Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 940	Korea Development Bank
Korea East-West Power Co., Ltd.	Hoenggye Renewable Energy Co., Ltd.	Collateralized money invested	KRW 2,375	IBK
Korea East-West Power Co., Ltd.		Guarantees for supplemental funding (*1)	—	IBK
Korea East-West Power Co., Ltd.	Kumyang Eco Park Co., Ltd.	Collateralized money invested	KRW 6,024	Woori Bank and others
Korea East-West Power Co., Ltd.	Amaala Sustainable Company for Energy LLC	Loan payment guarantee (*7)	USD 38,054	First Abu Dhabi Bank PJSC
Korea East-West Power Co., Ltd.		Collateralized money invested	KRW 7,692
Korea East-West Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	KPE Green Energy Co., Ltd.	Collateralized money invested	KRW 10,677	Hana Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 27,958	KDB Capital and others
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	—	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Jeju Bukchon BES Power Co., Ltd.	Collateralized money invested	KRW 1,696	Woori Bank and others
Korea East-West Power Co., Ltd.		Guarantees for supplemental funding (*1)	—	Woori Bank and others
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 36,803	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 32,962	Shinhan Bank and others
Korea Southern Power Co., Ltd.		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 26,520	Hana Bank and MUFG
Korea Southern Power Co., Ltd.		Payment guarantees (*11)	USD 11,707	Hana Bank
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Payment guarantees (*6)	USD 2,000	Hana Bank
Korea Southern Power Co., Ltd.		Performance guarantees (*14)	USD 1,800	Shinhan Bank
Korea Southern Power Co., Ltd.		Collateralized money invested	KRW 28,620	Standard Chartered Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 12,245	Woori Bank, Shinhan Bank and others
Korea Southern Power Co., Ltd.		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 15,202	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	KIS SF Jeisipicha Co., Ltd.
Korea Southern Power Co., Ltd.		Performance guarantees	—	HC Base Materials Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 15,153	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested	KRW 70,984	IBK and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of June 30, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 12,752	Shinhan Bank and others
Korea Southern Power Co., Ltd.		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 8,639	Kookmin Bank and others
Korea Southern Power Co., Ltd.	HORANG ENERGY Inc.	Collateralized money invested	KRW 3,911	Woori Bank and others
Korea Southern Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haman Green Energy Co., Ltd.	Collateralized money invested	KRW 6,729	Hana Bank and others
Korea Southern Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Jeongeup Green Power Co., Ltd.	Collateralized money invested	KRW 6,369	Mirae Asset Securities Co., Ltd.
Korea Southern Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	HyChangwon Fuel Cell. Co., Ltd.	Collateralized money invested	KRW 8,722	Woori Bank and others
Korea Southern Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Roof One Energy Co., Ltd.	Collateralized money invested	KRW 2,332	Woori Bank
Korea Southern Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Namjeju Bitdream Energy Co., Ltd.	Collateralized money invested	KRW 4,819	Woori Bank and others
Korea Southern Power Co., Ltd.	Cheonwang Green Energy Co., Ltd.	Collateralized money invested	KRW 492	Samsung Fire & Marine Insurance Co., Ltd. and others
Korea Southern Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haetbyeotgil Sunlight Co., Ltd.	Collateralized money invested	KRW 730	Kyobo Life Insurance Co., Ltd. and Heungkuk Asset Management Co., Ltd.
Korea Southern Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Rutile BESS. LLC	Payment guarantees	USD 17,700	Nonghyup Bank and JPMorgan Chase Bank
Korea Southern Power Co., Ltd.	Luluah SKY Energy Holding Ltd	Collateralized money invested	—	Export-Import Bank of Korea and others
Korea Southern Power Co., Ltd.	Goheung Naro Energy Storage Co., Ltd.	Collateralized equity invested	KRW 8,460	Kyobo Life Insurance Co., Ltd. and others
Korea Southern Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Balgeun Jindo Energy Storage Co., Ltd.	Collateralized equity invested	KRW 8,040	IBK Asset Management Co., Ltd.
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 174,582	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 3,052	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 6,825	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 630	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 4,727	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 2,466	IBK

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of June 30, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 31	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 83,816	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT Cirebon Electric Power	Debt guarantees	USD 3,795	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,253	PT. Bank KB Bukopin
Korea Midland Power Co., Ltd.	Green Energy Power Co., Ltd.	Collateralized money invested	KRW 251	IBK
Korea Midland Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 57	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,657	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Haetbit Power Plant Co., Ltd.	Collateralized money invested	KRW 2,745	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 2,874	IBK
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 8,045	IBK and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of June 30, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Midland Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW 2,622	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 7	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 603	Shinhan Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 745	Shinhan Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 11,931	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW 2,346	Templeton Hana Asset Management Co., Ltd.
Korea Midland Power Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Collateralized money invested	KRW 28,857	IBK and others
Korea Midland Power Co., Ltd.	Yeomsubong Wind Power Co., Ltd.	Collateralized money invested	KRW 430	Korea Development Bank
Korea Midland Power Co., Ltd.		Guarantees for supplemental funding (*1)	—	Korea Development Bank
Korea Midland Power Co., Ltd.	Commerce and Industry Energy Co., Ltd.	Collateralized money invested	KRW 498	IBK and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of June 30, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Midland Power Co., Ltd.	Nour Ibri Solar Power SAOC	Performance guarantees	OMR 2,750	Oman Power and Water Procurement Company SAOC
Korea Midland Power Co., Ltd.		Loan payment guarantee	USD 17,300	Shinhan Bank
Korea Midland Power Co., Ltd.		Debt guarantees	USD 600
Korea Midland Power Co., Ltd.	Shinan-Ui Offshore Wind Power Co., Ltd.	Collateralized money invested	KRW 92,678	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Gubbaberget Vindkraft AB	Performance guarantees	EUR 7,031	Microsoft Ireland Operations Limited
Korea Midland Power Co., Ltd.	Concho County Solar 1, LLC	Performance guarantees	USD 15,038	Deutsche Bank Trust Company Americas and others
Korea South-East Power Co., Ltd.	Boim Cogeneration Co., Ltd.	Collateralized money invested (*3,4)	—	IBK
Korea South-East Power Co., Ltd.		Guarantees for supplemental funding and others (*1,15)	KRW 76,800	NH Investment & Securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested (*4)	EUR 7,210	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG investicii AD	Collateralized money invested (*4)	EUR 5,735	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested (*4)	KRW 266,317	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested (*4)	KRW 228,099	Kyobo Life Insurance Co., Ltd. and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of June 30, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested (*4)	KRW 1,711	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested (*4)	KRW 9,114	Samsung Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Jaeun Jumin Baram Power Plant Co., Ltd.	Collateralized money invested (*4)	KRW 45	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested (*4)	—	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested (*4)	KRW 12,224	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested (*4)	KRW 3,507	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested (*4)	KRW 17,001	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Pty.,Ltd.	Collateralized money invested (*4)	USD 95,960	International Finance Corporation and others
Korea South-East Power Co., Ltd.		Business reserve payment guarantee	USD 33,333
Korea South-East Power Co., Ltd.	Santiago Solar Power SpA	Debt guarantees (*8)	USD 8,000	Nonghyup Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 1,392	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Godeok Clean Energy Co., Ltd.	Collateralized money invested	KRW 5,578	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.		Guarantees for supplemental funding (*18)	—
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,742	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 23,526	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 8,994	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chuncheon Green Energy Co., Ltd.	Collateralized money invested	KRW 14,917	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Yangyang Suri Wind Power Co., Ltd.	Collateralized money invested	KRW 9,396	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Bigeum Jumin Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 7,106	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Songsan Green Energy Co., Ltd.	Collateralized money invested	KRW 11,865	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	Changwon Nu-ri Energy Co., Ltd.	Collateralized money invested	KRW 9,652	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	Imha Floating Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 7,501	Hana Bank
KHNP USA LLC	KAS INVESTMENT I LLC	Payment guarantees (*12)	USD 9,770	WOORI AMERICA BANK
KHNP USA LLC	KAS INVESTMENT II LLC	Payment guarantees (*12)	USD 9,730	WOORI AMERICA BANK

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

Samcheok Eco Materials Co., Ltd., a joint venture of the Group has issued the hybrid bonds. If the bonds are not repaid by December 8, 2026, the parent company and shareholders except the parent company must purchase the bonds from the acquirer. As of June 30, 2026, derivative liabilities of ~~W~~23,494 million were recognized in relation to this obligation. Meanwhile, the Group has entered into an agreement to compensate for potential losses in connection with the fulfillment of the obligated supply volume under the coal ash supply obligation agreement.

(*3)

The Group recognized an impairment loss on all of the equity securities of Boim Combined Heat and Power Generation Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

The agreement includes an obligation to contribute, in proportion to the equity interest, any excess amount over the threshold in the event that the non-recognized portion of the guaranteed company’s capital expenditure exceeds the prescribed limit.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*6)	The Group provided a payment guarantee to Jordan Tafila wind power project for opening L/C for Debt Service Reserve Account (DSRA).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of June 30, 2026 are as follows, continued:

(*7)	The Group provided EBL payment and EBL hedging guarantee to Amaala Sustainable Company for Energy LLC, an associate of the Group.
(*8)	The Group has issued a guaranteed letter of credit in the amount of USD 8,000 thousand under the interlender loan agreement with Santiago Solar Power SpA.
(*9)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries.
(*10)

Xe-Pian Xe-Namnoy Power Co., Ltd., an associate of the Group, has entered a contract to pay an incentive-type impounding bonus to SK Eco Plant Co., Ltd. when the Xe-Pian Xe-Namnoy Dam is completed. If Xe-Pian Xe-Namnoy Power Co., Ltd. fails to pay SK Eco Plant Co., Ltd., the Group guarantees the payment, and the amount is USD 5,000 thousand.

(*11)	The Group provided a payment guarantee to the Chile Kelar project for opening L/C for Debt Service Reserve Account (DSRA), and others.
(*12)	The credit limits of guarantees to KAS INVESTMENT I LLC, KAS INVESTMENT II LLC include the credit limits of guarantees to their subsidiaries.
(*13)	The payment guarantee is related to the gas combined cycle power project of South Jamaica Power Company Limited, a joint venture of the Group.
(*14)	The Group has provided a performance guarantee in connection with the Tafila Wind Power Project in Jordan.
(*15)

In accordance with the agreement, as an outflow of cash is probable and the amount required for the fulfillment of the obligation can be reliably estimated, the Group has recognized the estimated amount as other provisions, amounting to ~~W~~12,093 million.

(*16)	This represents guarantees provided to Remal Energy Company, a subsidiary of Remal First Holding Company, an associate of the Group, in connection with the gas combined cycle power project.
(*17)	This represents guarantees provided to Naseem Energy Company, a subsidiary of Naseem First Holding Company, an associate of the Group, in connection with the gas combined cycle power project.
(*18)

The payment guarantee is a supplemental funding agreement for excessive construction costs and others of Chuncheon Green Energy Co., Ltd. The Group is obligated to pay, in proportion to its equity interest, for the excessive business expenses of the guaranteed company incurred before the completion date, and the debt guarantee is released after the date of overall completion.

(*19)	This represents guarantees provided to Yona Intermediate Holdings LLC, a joint venture of KEPCO Yona America LLC, a subsidiary of the Group, in connection with the solar power generation business.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(8)	Guarantees received from the related parties as of June 30, 2026 are as follows:

In millions of won
Primary Guarantor	Type of guarantees	Credit limit
KAPES, Inc.	Defect guarantees	~~W~~	16,106
	Performance guarantees		38,231
	Advance payment guarantee		241,826

(9)	Derivatives transactions with the related parties as of June 30, 2026 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
		Contract amounts			Contract interest rate per annum		Contract exchange
							rate
Counterparty	Contract year	Pay		Receive	Pay	Receive	(in won)
Korea Development Bank	2021~2026	~~W~~	118,170	USD 100,000	1.11%	1.13%	~~W~~	1,181.70
	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
	2025~2028		73,160	USD 50,000	3.02%	Compounded Daily SOFR + 0.62%		1,463.20
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
	2024~2029		138,540	USD 100,000	3.19%	4.63%		1,385.40
	2025~2030		556,560	USD 400,000	2.75%	SOFR + 0.79%		1,391.40
	2026~2031		302,000	USD 200,000	4.09%	4.50%		1,510.00
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00

(ii) Currency forward

In millions of Won and thousands of foreign currencies except contract exchange rate information
			Contract amounts			Contract exchange
						rate
Counterparty	Contract date	Maturity date	Pay		Receive	(in Won)
Korea Development Bank	2026.06.16	2026.07.07	~~W~~	13,615	USD 9,000	~~W~~	1,512.78
	2026.06.29	2026.07.23		10,791	USD 7,000		1,541.62

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(10)	The Group acquired financial instruments of ~~W~~120,000 million from Korea Development Bank, an other related party, and disposed of ~~W~~80,000 million of them during the year ended December 31, 2025.

(11)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of Won	June 30, 2026			June 30, 2025
Type	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Salaries	~~W~~	715	932	722	954
Employee benefits		13	30	15	32

	~~W~~	728	962	737	986

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

47.	Statement of Cash Flows

(1)	Significant non-cash transactions for each of the six-month periods ended June 30, 2026 and 2025 are as follows:

In millions of won
Transactions	For the six-month period ended June 30, 2026		For the six-month period ended June 30, 2025
Transfer from construction-in-progress to other assets	~~W~~	6,637,806	3,455,156
Recognition of asset retirement cost and related provision for decommissioning costs		421,072	252,052
Transfer from provision for disposal of used nuclear fuel to accrued expenses		265,905	207,685
Transfer from long-term borrowings to current portion of long-term borrowings		1,456,634	868,639
Transfer from debt securities to current portion of debt securities		15,371,779	12,379,107
Transfer from inventory to stored nuclear fuel		814,931	627,304
Recognition of right-of-use assets and others		72,587	43,906

(2)	Changes in liabilities incurred from financing activities for each of the six-month periods ended June 30, 2026 and 2025 are as follows:

In millions of won	For the six-month period ended June 30, 2026
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings	~~W~~	21,996,296	2,540,963	—	42,230	24,579,489
Debt securities		107,772,996	(263,005)	—	1,227,463	108,737,454
Lease liabilities		3,150,880	(287,247)	67,712	203,370	3,134,715
Dividends Payable		1,319	(1,052,853)	—	1,051,768	234
Derivative liabilities (assets), net		(1,870,050)	583,316	—	(1,376,346)	(2,663,080)

	~~W~~	131,051,441	1,521,174	67,712	1,148,485	133,788,812

In millions of won	For the six-month period ended June 30, 2025
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings	~~W~~	20,659,381	4,047,550	—	(168,518)	24,538,413
Debt securities		111,874,019	(3,315,584)	—	(1,235,255)	107,323,180
Lease liabilities		3,699,456	(329,894)	37,195	(157,398)	3,249,359
Dividends Payable		5,063	(211,453)	—	213,174	6,784
Derivative liabilities (assets), net		(2,406,338)	539,303	—	1,131,167	(735,868)

	~~W~~	133,831,581	729,922	37,195	(216,830)	134,381,868

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	57,235	425	57,226	417
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		36,970	—	37,081	8,394
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Gwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others (Kyungin Construction)		58,271	746	58,271	746
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		35,282	224	35,282	4,749
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,016	703	35,016	703
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	654	40,937	654
Purchase of cable (PE, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,446	1,015	36,446	1,015
Purchase of GIS (362kV,6300A,63kA) Type 18 – Wolsung S/Y		33,057	16,045	33,057	16,045
System stabilization ESS equipment (Bubuk S/S) Type 1		221,939	42,137	221,939	42,137
System stabilization ESS equipment (Yeongcheon S/S) Type 1		72,779	16,975	72,779	16,975
System stabilization ESS equipment (Yesan S/S) Type 1		56,174	11,471	56,174	11,471
System stabilization ESS equipment (Hamyang S/S) Type 1		35,764	11,468	35,764	11,468
Purchase of GIS (362kV, 6300A, 63kA) Type 31 – East Seoul S/S		39,345	39,275	38,520	38,520
Purchase of cable (PVC, 1C, 2000SQ) 68,613M and others (Dongducheon-Yangju)		41,249	—	40,933	15,651
Purchase of HVDC cable (PE, 2500SQ) 31,551M and others		39,664	10,644	40,323	31,810
Purchase of HVDC cable (PE, 2500SQ) 30,883M and others		40,059	10,564	40,130	31,505
Stationary reactive power compensation device (Phase 3, ±500MVAR) – Shin Jecheon S/S		39,300	39,300	39,300	39,300
Stationary reactive power compensation device (STATCOM, phase 3, ±500MVAR) – East coast #1C/S		37,756	37,756	37,600	37,600
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Gapyeong S/S		40,590	40,590	40,590	40,590
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Namwon S/S		37,100	37,100	37,100	37,100
Steel Pipe Towers (500kV HVDC), 6,105 tons – Donghae–Shingapyeong (Section 2)		32,381	2,261	32,381	11,453
Steel pipe towers (500KV HVDC) 6,143 tons – East Coast-Singapyeong (Section 3)		33,078	12	31,184	14,490
Purchase of GIS (362kV, 6300A, 63kA) Type 16 and others -East coast #1C/S		42,535	—	41,000	40,700
Purchase of cable (PVC, 1C, 2500SQ) 55,593M and others (Shin Anseong–Dong Yongin)		—	—	38,086	10,334
Concrete pole (10M, general purpose, 500KGF) 70,000 ea and five other equipment		—	—	31,838	18,411
AMIGO, 1P2W, 60(5)A, Electronic, Class 1.0, 220V, 709,616 units – Annual Unit Price (General)		54,544	6,022	40,475	29,546
AMIGO, 3P4W, 120(10)A, Electronic, Class 1.0, 220V, 422,751 units – Annual Unit Price (General)		47,476	2,133	42,252	12,262
Purchase of cable (PVC, 1C, 2000SQ) 74,647M and others (East Seoul#2-Tancheon)		31,352	31,352	30,471	30,471
154KV power cable (PE,1C,2500SQ) and 1 other type, 69,720M and accessories (Saemangeum-Dongbieung)		31,514	11,423	30,607	20,679
Static VAR compensator (3-phase, ±500MVAR), 1 unit – East Coast #2 converter station		36,400	36,400	36,400	36,400
GIS (800KV,8000A,50KA), 7 units – Dangjin Thermal Power Plant		65,264	65,264	63,903	63,903
765kV power transformers, 3 banks (15 tanks) – Dangjin Thermal Power Plant		62,332	61,100	61,100	61,100
345KV power cable (PVC,1C,2000SQ) 61,641M and accessories (Singangseo branch)		52,204	52,204	52,204	52,204
Static VAR compensator (STATCOM, 3-phase, ±500MVAR), 2 units – Sinokcheon S/S		61,844	61,844	58,650	58,650
Static VAR compensator (STATCOM, 3-phase, ±500MVAR), 1 unit – Sinjeongeup S/S		31,212	31,212	29,600	29,600

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

48.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of June 30, 2026 and December 31, 2025 are as follows, continued:

In millions of won	As of June 30, 2026			As of December 31, 2025
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Insulated vinyl sheathed cable (600V,CV,1C,240SQ) 964,800M (annual unit price)	~~W~~	36,981	23,051	—	—
GIS (362KV 6300A/550KV 2000A,63KA), 22 units – East Coast #2 C/S		31,800	31,800	—	—
AMIGO, 1P2W, 60(5)A, electronic type, class 1.0, 220V 1,250,725EA – annual unit price (general)		34,695	34,695	—	—
[Re-announcement of remaining quantity] AMIGO, 1P2W, 60(5)A, electronic type, class 1.0, 220V 1,250,725EA – annual unit price (general) / remaining quantity: 750,435EA		34,695	34,695	—	—
Power cable (PVC,1C,2000SQ) 60,438M and accessories (154kV Sani branch)		39,405	39,405	—	—
154kV power cable (PE,1C,2000SQ) and 1 other type, 113,712M and accessories (Gook-Deukryang underground TL)		72,480	72,480	—	—
HVDC XLPE power cable (HFFR,2500SQ) 86,209M and accessories [Section 2]		133,025	133,025	—	—
HVDC (70kV, XLPE, HFFR 2,500SQ) 86,158M and accessories [Section 3]		82,000	82,000	—	—
HVDC XLPE power cable (HFFR,2500SQ) 86,158M and accessories [Section 1]		132,538	132,538	—	—
GIS (362KV,6300A,63KA), 27 units and 1 other type – Sinhanam S/S (new)		34,200	34,200	—	—
Construction of Saeul Units (#3,4)		11,718,217	122,001	11,718,217	921,006
Construction of Shin-Hanul Units (#3,4)		12,343,245	9,630,709	12,343,245	10,205,627
Other 64 contracts		2,294,689	1,380,127	2,245,116	1,583,953
Purchase of equipment for the construction project of Boryeong indoor coal storage yard		332,681	77,363	371,978	134,735
Purchase of main machine for Boryeong New Complex Unit 1		283,779	25,796	282,623	29,970
Boryeong New Complex Unit 1 Construction Project		238,130	64,831	221,475	93,617
Haman Combined Power Block Conditional Purchase Agreement		579,475	473,963	586,983	514,447
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		123,989	9,820	123,989	9,820
Construction of Gimpo combined heat & power plant		—	—	223,697	7,184
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		198,883	710	198,029	18,973
Purchase of heat recovery boiler and accessories for Gumi natural gas power plant		65,961	195	65,918	9,336
Construction of Gumi natural gas power plant		329,321	9,654	301,684	24,569
Construction of Gongju natural gas power plant		236,015	77,362	224,392	120,972
Purchase of natural gas main machine and accessories at Gongju natural gas power plant		308,337	33,576	310,322	257,822
Purchase of main equipment and ancillary facilities for the Yeosu Natural Gas Power Plant.		288,250	232,221	288,250	232,221
Purchase of gas turbine and auxiliary facilities for Asan cogeneration power plant		123,000	99,625	123,000	123,000
Construction of Yeosu natural gas power plant		231,659	231,659	—	—
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		327,569	1,170	327,569	2,110
Purchase of main equipment for Shin-Sejong combined thermal power plant		234,392	531	234,392	2,862
Purchase for remaining works of indoor coal storage at Hadong Thermal Power Plant		62,335	30,425	61,859	49,504
Purchase of Samcheok hydrogen compound co-firing facility infrastructure		130,340	42,113	128,820	64,989
Construction of Andong Combined Unit 2 Power Plant		189,470	95,363	185,647	132,297
Purchase of main equipment for Andong Combined Unit 2		279,771	21,106	279,771	125,852
Service of designing Hadong Combined Unit 1		30,179	24,151	32,289	26,988
Purchase of gas turbine for Goyang Changneung		120,945	95,601	—	—
Purchase of gas turbine for Hadong		241,890	191,149	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

48.	Commitments for Expenditure, Continued

(2)	As of June 30, 2026, details of contracts for inventory purchase commitment are as follows:

Type	Periods	Contracted quantity
Concentrate	2026 ~ 2036	24,578 Ton U3O8
Conversion	2026 ~ 2034	20,703 Ton U
Enrichment	2026 ~ 2040	29,880 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,370 Ton U (contract periods: 2024 ~ 2033).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and arbitrations related with contingent liabilities and contingent assets as of June 30, 2026 and December 31, 2025 are as follows:

In millions of won	As of June 30, 2026			As of December 31, 2025
	Number of cases	Amount		Number of cases	Amount
As the defendant	716	~~W~~	841,815	706	~~W~~	799,646
As the plaintiff	267		521,975	244		531,459

The above information has been prepared including the subsidiaries of each entity. As of June 30, 2026, there are 7 ongoing litigations and 1 arbitration case in which the Group is the plaintiff or the defendant.

1)	The Group is the defendant against a number of litigations. The following is ongoing litigation pertaining to the Group which can potentially be significant:

There are multiple ongoing litigations against the Group related to ordinary wages, requesting payment of unpaid wages, with an aggregate claim amount of ~~W~~196,569 million as of June 30, 2026. While the ultimate outcomes of these lawsuits cannot be predicted, management believes that their outcome would not have a material impact on the Group’s operations or financial position.

2)	There are 8 arbitration cases pertaining to the Group as of June 30, 2026 and the significant arbitration cases are as follows:

i)

During the year ended December 31, 2025, Hyosung Heavy Industries Co., Ltd. filed an arbitration claim with the Korean Commercial Arbitration Board against the Group in connection with the technology development agreement for the 200MW voltage-sourced HVDC facilities and the related acquisition price. The Group cannot reasonably estimate the amount and timing of resource outflows resulting from the arbitration.

ii)

The Group is in the process of an adjudication by the Electricity Commission of the Ministry of Climate, Energy and Environment regarding the application for adjudication seeking confirmation of the obligation to pay the installation costs of STATCOM (static synchronous compensator) for Saeul Units 3 and 4 (formerly Shin-Kori Units 5 and 6) and Hanbit Units 1 and 2. As of June 30, 2026, the Group cannot reasonably estimate the possibility of an outflow of economic benefits resulting from the adjudication.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of June 30, 2026 are as follows:

1)

The Group, together with the other shareholders, has provided collateral to the syndicate of lenders of PT Indo Raya Tenaga, the project company of PT Barito Wahana Tenaga, by establishing a revolving pledge on the shares of PT Barito Wahana Tenaga for the project financing of PT Barito Wahana Tenaga as of June 30, 2026.

2)

The Group has entered into a borrowing agreement with a limit of USD 264,800 thousand with a syndicate of lenders including International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. In relation to this financial agreement, the Group is providing its entire shares in Mira Power Limited and business-related PP&E as collateral to the lenders.

3)

The Group has provided USD 6,015 thousand for a debt guarantee to Export-Import Bank of Korea, BNP Paribas and ING Bank, to guarantee the payment of debt related to hydroelectric power business of Tanggamus, Indonesia.

4)	The Group has provided USD 4,253 thousand for a debt guarantee to PT. Bank KB Bukopin, to guarantee the payment of debt related to hydroelectric power business of Wampu, Indonesia.

5)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a performance guarantee up to USD 3,000 thousand regarding weatherization in relation with tax investors for the Concho Valley solar power project in the United States.

6)

The Group has provided Microsoft Ireland Operations Limited a performance guarantee of EUR 7,031 thousand to guarantee the implementation of the power plant construction during the construction period for the Guba Buget wind power project in Sweden.

7)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

8)

The Group has provided Mizuho Bank, Ltd. a debt guarantee of USD 3,795 thousand to guarantee the Debt Service Reserve Account (DSRA) related to the Cirebon power generation business of PT. Cirebon Electric Power in Indonesia.

9)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,599,935 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

10)

The Group has provided USD 30,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

11)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

12)	The Group has provided Hana Bank a debt guarantee up to USD 40,000 thousand to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

13)	The Group has provided Van Phong Power Company, Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

14)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a guarantee for up to USD 62,800 thousand for the fulfillment of subscription obligation regarding Concho Valley solar power project in the United States.

15)	The Group has provided a performance guarantee of USD 4,413 thousand to Mondelez Global, LLC, as a guarantee for the U.S. Lucy solar power project undertaken by Concho County Solar 1, LLC.

16)	The Group has provided a performance guarantee of USD 10,625 thousand to Deutsche Bank Trust Company Americas for the U.S. Lucy solar power project performed by Concho County Solar 1, LLC.

17)

The Group has provided a performance guarantee of OMR 2,750 thousand to Oman Power and Water Procurement Company SAOC for the Ibri 3 solar project in Oman performed by the Consortium of MASDAR, KOMIPO, AL KHADRA and OQAE.

18)

The Group has provided an equity contribution guarantee of USD 17,515 thousand to Natixis for the Ibri 3 solar project in Oman performed by KOMIPO Middle East Energy L.L.C. FZ., a subsidiary of the Group.

19)

The Group has provided a performance guarantee of OMR 667 thousand to Oman Power and Water Procurement Company SAOC as a bid bond for the Al Kamil solar project in Oman performed by the Consortium of ABU DHABI FUTURE ENERGY COMPANY PJSC MASDAR, KOMIPO and AL KHADRA.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions and others as of June 30, 2026 are as follows:

In millions of won and thousands of foreign currencies

Commitments	Financial institutions	Currency	Credit limit
Commitments on Bank-overdraft	Kookmin Bank and others	KRW	1,780,500
Limit amount available for CP	Hana Bank and others	KRW	9,750,000
General Loan, etc.	Nonghyup Bank and others	KRW	2,600,000
Limit amount available for card	Woori Card and others	KRW	48,458
Loan limit	Hana Bank and others	KRW	3,054,695
	Kookmin Bank and others	USD	1,640,000
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700
Certification of payment on L/C	Kookmin Bank and others	USD	1,317,858
	Hana Bank and others	EUR	7,031
	Shinhan Bank	JPY	116,773
Certification of Performance guarantee on contract	Hana Bank and others	KRW	188,841
	Hana Bank and others	USD	1,696,728
	SMTB	JPY	6,500,000
	Hana Bank and others	EUR	387,813
	Hana Bank	INR	27,117
	Hana Bank	OMR	11,286
	First Abu Dhabi Bank	AED	52,500
	Saudi National Bank and others	SAR	120,000
Certification of bidding	Seoul Guarantee Insurance	KRW	11,880
	Abu Dhabi Commercial Bank and others	USD	16,200
	Commercial Bank of Kuwait	KWD	870
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	110,226
	Deutsche Bank Saudi and others	USD	753,153
	Saudi National Bank	SAR	22,505
	Bank ABC	BHD	1,375
	Shinhan Bank and others	MXN	22,546
Others (*)	Shinhan Bank and others	KRW	621,913
	Hana Bank and others	USD	1,073,954
	Shinhan Bank	QAR	155,213
	Standard Chartered	AED	50
	Hana Bank	SAR	4,151
	MayBank	MYR	30,889
Secured loan of credit sales	Hana Bank and others	KRW	320,050
Inclusive credit	Hana Bank and others	KRW	28,000
	Shinhan Bank and others	USD	35,000
Equity Bridge Loan Guarantee	DBS Bank and others	USD	1,114,398
Trade finance	Kookmin Bank and others	USD	600,000

(*)	As of June 30, 2026, the Group has entered into a credit extension agreement for derivatives transactions with Nonghyup Bank, Hana Bank and Woori Bank as ancillary to currency swap transactions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of June 30, 2026, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are as follows:

In millions of won and thousands of foreign currencies

Obligor	Creditor	Assets provided as security (*2)	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and Equipment and others	USD	264,800	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	132,000	Collateral for borrowings (*1)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	251,600	Collateral for borrowings (*1)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	230,716	Collateral for borrowings (*1)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*1)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	244,500	Collateral for borrowings (*1)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	USD	10,320	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	Export–Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	300,253	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	230,800	Collateral for borrowings (*1)
K-SOLAR SHINAN Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	274,780	Collateral for borrowings (*1)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings (*1)
Jeju Hanlim Offshore Wind Co., Ltd.	Kookmin Bank and others	Property, plant and equipment and others	KRW	98,663	Collateral for borrowings
Western Power Changgi Solar Co., Ltd.	Samsung Life Insurance and others	Property, plant and equipment and others	KRW	45,000	Collateral for borrowings (*1)
Yeongdeok Sunrise Wind Power Co., Ltd.	Korea Development Bank and others	Property, plant and equipment and others	KRW	96,240	Collateral for borrowings (*1)
Chitose Solar Power Plant LLC	SMTB	Cash and cash equivalents	JPY	515,265	Collateral for borrowings
Mangilao Intermediate Holdings LLC	Mizuho Bank and others	Trade receivables and others	USD	81,858	Collateral for borrowings (*1)

(*1)	This is based on the amount of loan commitment limit.
(*2)

In connection with the above borrowings, an assignment of rights as collateral, a revolving pledge on insurance claims under insurance contracts, revolving mortgages on factory foundations and revolving pledges on deposits, etc. have been established.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of June 30, 2026. The Group has provided one blank check as security for the repayment of the borrowings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

49.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~53,909 million as of June 30, 2026, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~226 million and depreciation on the idle assets of ~~W~~1,797 million are recorded in other expenses for the six-month period ended June 30, 2026. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of June 30, 2026.

(6)

As the government of the Republic of Korea announced the suspension of operation in Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in Gaeseong Industrial District as of June 30, 2026. Accordingly, the book value of the facility, amounting to ~~W~~11,778 million, was recognized as an impairment loss, and trade receivables related to companies residing in the Gaeseong Industrial District were fully written off. As of June 30, 2026, the Group cannot make reasonable estimation on whether assets will be recovered or utilized in regular way related thereto.

(7)	As of June 30, 2026, the Group owns land at 6171-1 Nuri-ri, Yeongi-myeon, Sejong Special Self-Governing City as PP&E with limited ownership, and its book value is ~~W~~64,371 million.

(8)

The Korea Institute of Energy Technology (KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(9)

The ongoing armed conflict in Ukraine started in February, 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

(10)

The Group believes that a potential obligation for mutual growth cooperation funds exists in connection with the nuclear power plants for which continued operation is being pursued as their design lives are close to expiration, considering past practices in the operation of nuclear power plants. As of June 30, 2026, the amount and terms of the payment have not been agreed upon, and therefore the Group cannot reasonably estimate the possibility of an outflow of economic benefits resulting from the fulfillment of the obligation.

(11)

The armed conflict in the Middle East that began in February 2026 and the related changes in the international situation may affect companies doing business directly or indirectly with the countries involved in the conflict, as well as companies directly or indirectly exposed to the industries or economies of those countries. The Group cannot reasonably estimate the future financial impact of the conflict in the Middle East.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

50.	Subsequent Events

(1)

Subsequent to June 30, 2026, KEPCO and its subsidiaries, Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd., issued bonds denominated in Korean won and foreign currencies for the purposes of operating funds and debt repayments. Details are as follows:

In millions of won and thousands of foreign currencies
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	#1600 Corporate bond	2026.07.02	2028.10.10	4.04	~~W~~510,000
	#1601 Corporate bond	2026.07.02	2029.04.03	4.09	300,000
	#1602 Corporate bond	2026.07.02	2029.07.02	4.12	700,000
	#1603 Corporate bond	2026.07.15	2029.07.13	4.24	300,000
	#1604 Corporate bond	2026.07.09	2029.05.03	4.17	600,000
	#1605 Corporate bond	2026.07.09	2029.07.09	4.26	50,000
	#1606 Corporate bond	2026.08.06	2029.05.03	4.07	290,000
	#1607 Corporate bond	2026.08.06	2029.08.06	4.11	780,000
	#1608 Corporate bond	2026.08.12	2028.08.11	4.00	80,000
	#1609 Corporate bond	2026.08.12	2029.08.10	4.22	70,000
	#1610 Corporate bond	2026.08.12	2031.08.12	4.41	50,000
	#19 Global bond	2026.07.21	2031.07.21	4.75	USD 300,000
	#20 Global bond	2026.07.21	2029.07.21	Compounded Daily SOFR + 0.62%	USD 400,000
Korea South-East Power Co., Ltd.	#74-1 Corporate bond	2026.07.27	2029.07.27	4.45	220,000
	#74-2 Corporate bond	2026.07.27	2036.07.25	4.96	40,000
Korea Midland Power Co., Ltd.	#79-1 Corporate bond	2026.07.09	2028.07.09	4.16	30,000
	#79-2 Corporate bond	2026.07.09	2029.07.09	4.24	200,000
	Debt securities in foreign currencies	2026.07.28	2029.07.28	4.75	USD 300,000
Korea Western Power Co., Ltd.	#80-1 Corporate bond	2026.07.27	2028.07.27	4.34	250,000
	#80-2 Corporate bond	2026.07.27	2029.07.27	4.45	330,000
Korea Southern Power Co., Ltd.	#86 Corporate bond	2026.07.14	2029.07.13	4.27	200,000
Korea East-West Power Co., Ltd.	#26-1 Debt securities in foreign currencies	2026.07.13	2032.01.13	4.75	USD 500,000

(2)	On July 2, 2026, KEPCO invested ~~W~~20,000 million in KEPCO Engineering Holdings Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

June 30, 2026 and 2025 (unaudited)

51.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income or loss prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income or loss prepared in accordance with IFRS Accounting Standards as issued by the IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated interim statements of comprehensive income or loss prepared in accordance with KIFRS for each of the three and six-month periods ended June 30, 2026 and 2025 to the operating profit or loss as presented in the Group’s consolidated interim statements of comprehensive income or loss prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of Won	June 30, 2026			June 30, 2025
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Operating profit on the interim consolidated statements of comprehensive income (loss)	~~W~~	1,128,552	4,912,721	2,135,872	5,889,479
Add
Other income
Reversal of other provisions		3,675	5,906	970	4,083
Reversal of other bad debt allowance		(22,910)	2,659	(757)	5,743
Gains on government grants		58	120	55	102
Gains on assets contributed		71	2,894	1,332	1,513
Gains on liabilities exempted		929	981	427	707
Compensation and reparations revenue		20,561	46,204	25,688	45,895
Revenue from foundation fund		25	36	9	163
Rental income		50,223	103,078	52,340	105,189
Others		7,771	55,160	13,309	22,785
Other gains
Gains on disposal of property, plant and equipment		1,926	3,627	2,712	8,075
Gains on disposal of intangible assets		—	—	16	16
Reversal of impairment loss on property, plant and equipment		—	1	—	—
Reversal of impairment loss on intangible assets		47	47	40	40
Gains on foreign currency translation		16,634	57,417	9,677	13,839
Gains on foreign currency transactions		27,726	47,812	31,125	75,738
Gains on insurance proceeds		1,281	2,081	1,015	1,015
Others		92,376	192,363	109,052	281,516
Deduct
Other expenses
Compensation and indemnification expense		—	—	(1,309)	(1,310)
Accretion expenses of other provisions		(625)	(672)	(315)	(755)
Depreciation expenses on investment properties		(217)	(473)	(313)	(508)
Depreciation expenses on idle assets		(896)	(1,797)	(903)	(1,807)
Other bad debt expense		(69,275)	(69,275)	—	(2)
Donations		(11,692)	(84,764)	(64,634)	(76,745)
Others		(7,689)	(11,453)	(7,746)	(13,971)
Other losses
Losses on disposal of property, plant and equipment		(19,253)	(39,202)	(12,982)	(50,140)
Losses on disposal of intangible assets		(1)	(1)	—	(13)
Loss on impairment of property, plant and equipment		—	(825)	—	—
Loss on impairment of intangible assets		—	(1,115)	(30)	(30)
Losses on foreign currency translation		(4,176)	(31,100)	(36,974)	(47,056)
Losses on foreign currency transactions		(44,916)	(85,578)	(17,706)	(37,394)
Others		(14,913)	(77,092)	(65,334)	(126,423)

Adjusted operating profit	~~W~~	1,155,292	5,029,760	2,174,636	6,099,744